SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(A free translation of the original in Portuguese)

TIM Participações S.A.,

TIM Participações S.A. and

Subsidiaries

Quarterly Information

as at September 30, 2018

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A.

QUARTERLY INFORMATION

September 30, 2018 and 2017

Contents

Independent auditors´ report on review of quarterly information	1
Audited quarterly information
Balance sheets	3
Income statements	5
Statements of comprehensive income	7
Statements of changes in shareholders’ equity	8
Statements of cash flow	10
Value added statements	12
Earnings release	13
Notes to the quarterly information	39
Fiscal Council Opinion	108
Statutory officers statement on quarterly information	109
Statutory officers statement on independent auditors´ report	110

Report on review of quarterly information

To the Board of Directors and Stockholders

TIM Participações S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of TIM Participações S.A. ("Company"), included in the Quarterly Information Form (ITR) for the quarter ended September 30, 2018, comprising the balance sheet at that date and the statements of income and comprehensive income for the quarter and nine-month periods then ended, and the statements of changes in shareholders’ equity and cash flows for the nine-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company and consolidated interim accounting information in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC) and International Accounting Standard (IAS) 34, Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the nine-month period ended September 30, 2018. These statements are the responsibility of the Company's management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Audit and review of prior-year information

The Quarterly Information Form (ITR) mentioned in the first paragraph includes accounting information, presented for comparison purposes, related to the statements of income and comprehensive income for the quarter and nine-month periods ended September 30, 2017, and the statements of changes in shareholders’ equity, cash flows and value added for the nine-month period then ended, obtained from the Quarterly Information Form (ITR) for that quarter, and also to the balance sheets as at December 31, 2017, obtained from the financial statements at December 31, 2017. The review of the Quarterly Information (ITR) for the quarter ended September 30, 2017 and the audit of the financial statements for the year ended December 31, 2017 were conducted by other independent auditors, whose unqualified review and audit reports were dated November 07, 2017 and February 05, 2018, respectively.

Rio de Janeiro, November 06, 2018

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Alexandre Fermino Alvares

Contador CRC 1SP 211793/O-5

 (A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEETS

September 30, 2018 and December 31, 2017

 (In thousands of Reais)

		Parent Company		Consolidated
	Notes	09/2018	12/2017	09/2018	12/2017
Assets		19,845,425	18,346,594	30,779,169	32,600,365

Current Assets		288,861	115,768	5,324,986	7,607,388
Cash and cash equivalents	4	80	28,369	653,309	2,960,718
Marketable securities	5	16,287	-	595,973	765,614
Trade accounts receivable	6	329	329	2,664,872	2,540,856
Inventories	7	-	-	151,297	123,785
Dividends and interest on shareholders’ equity receivable	13	228,917	53,497	-	-
Indirect taxes and contributions recoverable	8	-	-	274,037	386,001
Direct taxes and contributions recoverable	9	16,197	11,677	269,776	323,040
Prepaid expenses	11	2,447	2,189	427,900	168,366
Derivative financial instruments	36	-	-	86,474	53,875
Financial leases	16	-	-	21,888	19,773
Other amounts to be offset	17	-	-	52,403	68,571
Other assets		24,604	19,707	127,057	196,789

Non-current Assets		19,556,564	18,230,826	25,454,183	24,992,977
Long term receivables		125,634	116,688	3,888,148	2,841,962
Marketable securities	5	-	-	2,861	2,997
Trade accounts receivable	6	-	-	122,452	26,207
Indirect taxes, charges and contributions recoverable	8	-	-	895,416	949,586
Direct taxes, charges and contributions recoverable	9	-	-	215,069	209,503
Deferred income and social contribution taxes	10	‐	‐	971,856	‐
Judicial deposits	12	122,522	112,307	1,348,527	1,366,576
Prepaid expenses	11	3,112	4,381	72,078	39,466
Derivative financial instruments	36	-	-	51,761	26,915
Financial leases	16	-	-	185,558	185,558
Other assets		-	-	22,570	35,154

Investments	13	19,273,374	17,956,582	-	-
Property, Plant and Equipment	14	-	-	10,861,227	10,838,488
Intangible assets	15	157,556	157,556	10,704,808	11,312,527

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

BALANCE SHEET

September 30, 2018 and December 31, 2017

 (In thousands of Reais)

		Parent Company		Consolidated
	Notes	09/2018	12/2017	09/2018	12/2017
Total Liabilities and Shareholders’ Equity		19,845,425	18,346,594	30,779,169	32,600,365

Total Liabilities		300,425	195,410	11,234,169	14,449,181

Current Liabilities		261,262	162,983	5,722,579	7,224,437
Suppliers	18	2,463	3,352	3,162,932	3,986,557
Borrowing and financing	20	-	-	859,352	1,351,860
Financial leases	16	-	-	192,661	176,925
Derivative financial instruments	36	-	-	4,866	14,044
Labor obligations		2,974	6,449	237,579	262,450
Indirect taxes, charges and contributions payable	21	431	370	373,048	305,266
Direct taxes, charges and contributions payable	22	6	218	166,331	260,786
Dividends and interest on shareholders’ equity payable	25	246,322	143,591	246,322	143,591
Authorizations payable	19	-	-	68,663	233,173
Deferred revenue	23	-	-	403,428	480,431
Other liabilities		9,066	9,003	7,397	9,354

Non-current Liabilities		39,163	32,427	5,511,590	7,224,744
Borrowing and financing	20	-	-	1,469,611	3,339,084
Derivative financial instruments	36	-	-	5,540	18,419
Financial leases	16	-	-	1,727,554	1,710,247
Indirect taxes, charges and contributions payable	21	-	-	2,712	2,527
Direct taxes, charges and contributions payable	22	-	-	209,250	206,788
Deferred income and social contribution tax	10	-	-	172,195	98,919
Provision for legal and administrative proceedings	24	9,408	2,672	614,658	528,320
Pension plan and other post-employment benefits		-	-	3,526	2,635
Authorizations payable	19	-	-	325,518	273,527
Deferred revenue	23	-	-	926,990	990,932
Other liabilities		29,755	29,755	54,036	53,346

Shareholders’ Equity	25	19,545,000	18,151,184	19,545,000	18,151,184
Capital stock		9,866,298	9,866,298	9,866,298	9,866,298
Capital reserves		412,935	416,161	412,935	416,161
Profit reserves		7,829,017	7,884,223	7,829,017	7,884,223
Valuation adjustments		401	989	401	989
Treasury shares		(6,568)	(16,487)	(6,568)	(16,487)
Income for the period		1,442,917	-	1,442,917	-

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF INCOME

Periods ended September 30, 2018 and 2017

(In thousands of Reais, except otherwise stated)

			Parent Company
	Notes	3Q/2018	09/2018	3Q/2017	09/2017

Operating revenue (expenses)		1,365,396	1,969,821	279,118	630,336
General and administrative	28	(11,092)	(24,611)	(3,509)	(19,940)
Equity pick-up	13	1,376,674	1,995,281	282,649	650,484
Other income (expenses), net	29	(186)	(849)	(22)	(208)

Operating income		1,365,396	1,969,821	279,118	630,336

Financial income (expenses)		(28,900)	(53,657)	(25)	(227)
Financial income	30	489	1,353	807	2,052
Financial expenses	31	(29,389)	(55,010)	(832)	(2,279)

Income before income and social contribution tax		1,336,496	1,916,164	279,093	630,109
Income and social contribution tax		(3,246)	(3,246)	-	-
Net income for the period		1,333,250	1,912,918	279,093	630,109

Earnings per share attributed to the Company’s shareholders (in R$ per share)
Basic earnings per share	33	0.55	0.79	0.12	0.26
Diluted earnings per share	33	0.55	0.79	0.12	0.26

(A free translation of the original in Portuguese) TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES AND SUBSIDIARIES
STATEMENTS OF INCOME
Periods ended September 30, 2018 and 2017
(In thousands of Reais, except otherwise stated)

		Consolidated
	Note	3Q/2018	09/2018	3Q/2017	09/2017

Net operating revenue	27	4,241,589	12,524,007	4,083,361	11,977,127

Cost of services provided and goods sold	28	(1,907,032)	(5,735,613)	(1,955,254)	(6,003,742)

Gross profit		2,334,557	6,788,394	2,128,107	5,973,385

Operating income (expenses)		(1,758,020)	(5,175,245)	(1,594,968)	(4,769,127)
Selling	28	(1,269,825)	(3,710,797)	(1,135,698)	(3,434,884)
General and administrative	28	(405,139)	(1,159,056)	(360,026)	(1,055,259)
Other income (expenses), net	29	(83,056)	(305,392)	(99,244)	(278,984)

Operating income		576,537	1,613,149	533,139	1,204,258

Financial income (expenses)		(127,671)	(479,389)	(148,126)	(378,598)
Financial income	30	81,530	308,184	160,472	816,973
Financial expenses	31	(209,201)	(787,573)	(308,598)	(1,195,571)

Income before income and social contribution tax		448,866	1,133,760	385,013	825,660

Income and social contribution tax	32	884,384	779,158	(105,920)	(195,551)

Net income for the period		1,333,250	1,912,918	279,093	630,109

Earnings per share attributed to the Company’s shareholders (in R$ per share)

Basic earnings per share	33	0.55	0.79	0.12	0.26

Diluted earnings per share	33	0.55	0.79	0.12	0.26

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF COMPREHENSIVE INCOME

Periods ended September 30, 2018 and 2017

(In thousands of Reais)

	Parent Company		Consolidated
	3Q/2018	06/2018	3Q/2017	06/2017

Net income for the period	1,333,250	1,912,918	279,093	630,109

Other components of comprehensive income
Items not to be reclassified to income:
Pension plan and other post-employment benefits	-	(588)	-	-

Items to be subsequently reclassified to income:
Cash flow hedge	‐	‐	-	2,190

Total comprehensive income for the period	1,333,250	1,912,330	279,093	632,299

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais)

			Profit Reserves
	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Expansion	Tax incentive reserves	Treasury Shares	Valuation adjustments	Retained earnings	Total
Balances as at January 1, 2018	9,866,298	416,160	718,759	5,894,060	1,271,405	(16,487)	989	-	18,151,184

Impact of initial adoption of IFRS 9 and 15 (Note 2.f)	-	-	-	(62,119)	-	-	-	-	(62,119)

Balances as at January 1, 2018 – adjusted	9,866,298	416,160	718,759	5,831,941	1,271,405	(16,487)	989	-	18,089,065

Total comprehensive income for the period
Net income for the period								1,912,918	1,912,918
Effect of value of post-employment benefits recorded directly in the subsidiary´s Shareholders´ Equity (Note 13)	-	-	-	-	-	-	(588)	-	(588)
Total comprehensive income for the period	-	-	-	-	-	-	- 588	1,912,918	1,912,330

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 26.b)	-	3,226	-	-		-	-	-	3,226
Interest on equity (Note 25)	-	-	-		-			(470,001)	(470,001)
Purchase of treasury shares, net of disposals	-	-	-	-		9,919	-	-	9,919
Dividends not claimed	-	-	-	6,913		-	-	-	6,913
Total contributions from shareholders and distributions to shareholders	-	-		6,913		9,919		(470,001)	(456,395)

Balances as at September 30, 2018	9,866,298	412,935	718,759	5,838,854	1,271,405	(6,568)	401	1,442,917	19,545,000

The accompanying notes are an integral part of the financial statements.

TIM PARTICIPAÇÕES S.A., AND TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(In thousands of Reais)

			Profit Reserves
	Capital Stock	Capital Reserves	Legal Reserve	Reserve for Expansion	Tax incentive reserves	Treasury Shares	Valuation adjustments	Retained earnings	Total
Balances as at December 31, 2016	9,866,298	405,238	657,034	5,103,908	1,158,911	(3,369)	(507)	-	17,187,513

Total comprehensive income for the period
Net income for the period								630,109	630,109
Cash flow hedge	-	-	-	-	-	-	2,190	-	2,190
Total comprehensive income for the period	-	-	-	-	-	-	2,190	630,109	632,299

Total contributions from shareholders and distributions to shareholders
Stock Options (Note 26.b)	-	4,487	-	-	-	-	-	-	4,487
Purchase of treasury shares, net of disposals	-	901	-	-	-	821	-	-	1,722
Total contributions from shareholders and distributions to shareholders	-	5,388	-	-	-	821	-		6,209

Balances as at September 30, 2017	9,866,298	410,626	657,034	5,103,908	1,158,911	(2,548)	1,683	630,109	17,826,021

The accompanying notes are an integral part of the financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A. AND TIM PARTICIPAÇÕES S.A., AND SUBSIDIARIES

STATEMENT OF CASH FLOWS

Periods ended December 31

(In thousands of Reais)

		Parent Company		Consolidated
	Note	09/2018	09/2017	09/2018	09/2017
Operations
Income before income tax and social contribution		1,916,163	630,109	1,133,760	825,659
Adjustments to reconcile income with net cash from operations:
Depreciation and amortization		-	-	2,936,500	2,973,950
Equity pick-up	13	(1,995,281)	(650,484)	-	-
Residual value of property, plant and equipment, and intangible assets written-off		-	-	7,974	1,407
Loss on the sale of property, plant and equipment		-	-	-	1,801
Interest on asset retirement obligations	25	-	-	479	397
Provision for legal and administrative proceedings	24	3,650	469	322,505	304,682
Monetary adjustments to deposits, administrative and judicial proceedings		3,805	(456)	170,673	91,155
Interest, monetary and exchange variations of borrowing and other financial adjustments		-	-	498,025	396,488
Lease interest payable	32	-	-	199,075	197,052
Lease interest receivable	31	-	-	(19,260)	(18,401)
Losses from doubtful debts	29	-	-	395,511	238,962
Stock options		(2,809)	1,802	(1,363)	4,487
		(74,472)	(18,560)	5,643,879	5,017,639
Decrease (increase) in operating assets:
Trade accounts receivable		-	-	(711,257)	257,074
Taxes and contributions recoverable		74,589	(219)	345,130	282,538
Dividends receivable		362,698	179,606	-	-
Inventories		-	-	(27,512)	25,778
Prepaid expenses		1,011	1,445	(96,744)	(184,387)
Judicial deposits		(10,070)	(14,546)	25,956	(49,733)
Other assets		(4,896)	148	104,343	(103,212)
Increase (decrease) in operating liabilities:
Labor obligations		(3,475)	835	(24,871)	71,181
Suppliers		(889)	4,288	(816,768)	(969,523)
Tax, charges and contributions		(3,397)	10	(310,538)	(413,774)
Authorizations payable		-	-	(303,841)	(922,134)
Payments for legal and administrative proceedings	24	(863)	(118)	(414,745)	(352,133)
Deferred revenue		-	-	(176,648)	(360,248)
Other liabilities		(314)	47	(26,693)	(103,026)
Net cash from operations		339,922	152,936	3,209,691	2,196,040

Investment activities
Marketable securities		(16,287)	-	169,776	63,609
Additions to property, plant and equipment and intangible assets		-	-	(2,459,592)	(2,486,924)
Cash received from sales of property, plant and equipment		-	-	-	13,850
Receipt of financial leases		-	-	17,145	16,494
Net cash used in investment activities		(16,287)	-	(2,272,671)	(2,392,971)

Financing activities		-	-
New borrowing		-	-	166,548	646,854
Repayment of borrowing		-	-	(2,867,887)	(1,946,396)
Payment of finance leases		-	-	(193,979)	(173,770)
Derivative transactions		-	-	2,814	4,388
Disposals of treasury shares		8,056	1,722	8,056	1,722
Dividends paid		(359,980)	(145,835)	(359,981)	(145,835)
Net cash used in financing activities		(351,924)	(144,113)	(3,244,429)	(1,613,037)
Increase (decrease) in cash and cash equivalents		(28,289)	8,823	(2,307,409)	(1,809,968)
Cash and cash equivalents at the beginning of the period		28,369	8,593	2,960,718	5,128,186
Cash and cash equivalents at the end of the period		80	17,416	653,309	3,318,218

Supplementary information on non-monetary and other transactions are disclosed below.

	09/2018	09/2017

Interest paid	344,170	458,675
Income tax and social contribution paid	163,879	154,551
Additions to property, plant and equipment and intangible assets – without cash effects	27,947	35,044

The accompanying notes are an integral part of these financial statements.

(A free translation of the original in Portuguese)

TIM PARTICIPAÇÕES S.A., TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATEMENT OF VALUE ADDED

Periods ended September 30, 2018 and 2017

(In thousands of Reais)

	Parent Company		Consolidated
	09/2018	09/2017	09/2018	09/2017
Revenue	-	-	15,975,987	15,517,946
Gross operating revenue	-	-	17,807,266	16,743,525
Provision for doubtful debts	-	-	(395,511)	(238,962)
Discounts granted, refunds and other	-	-	(1,435,768)	(986,617)

Inputs purchased from third parties	(4,070)	(5,604)	(5,465,056)	(5,452,902)
Costs of services provided and goods sold	-	-	(2,925,835)	(3,039,530)
Materials, energy, third party services and other	(4,070)	(5,604)	(2,539,221)	(2,413,372)

Withholding	-	-	(2,936,500)	(2,973,950)
Depreciation and amortization	-	-	(2,936,500)	(2,973,950)

Net value added produced	(4,070)	(5,604)	7,574,431	7,091,094

Value added received by transfer	1,996,634	652,537	308,184	816,974
Equity income	1,995,281	650,484	-	-
Financial income	1,353	2,053	308,184	816,974

Total value added for distribution	1,992,564	646,933	7,882,615	7,908,068

Distribution of value added
Personnel and charges	20,205	13,527	595,940	564,407
Direct compensation	19,386	12,260	375,421	373,685
Benefits	996	727	136,122	93,846
F.G.T.S. (Unemployment Fund)	184	169	40,896	38,816
Other	(361)	371	43,501	58,060

Taxes, fees and contributions	4,485	1,031	4,006,431	4,937,385
Federal taxes	4,485	1,036	935,840	1,915,428
State taxes	‐	‐	2,991,676	3,007,348
Municipal taxes	-	(5)	78,915	14,609

Remuneration of third party capital	54,956	2,266	1,364,923	1,774,461
Interest	54,942	2,250	786,482	1,194,416
Rents	14	16	578,441	580,045

Other	-	-	2,403	1,706
Private social investment	-	-	2,403	1,706

Remuneration of shareholders’ equity	1,912,918	630,109	1,912,918	630,109
Interest on equity and dividends	470,001	‐	470,001	‐
Retained earnings	1,442,917	630,109	1,442,917	630,109

Distribution of value added	1,992,564	646,933	7,882,615	7,908,068

2018 THIRD QUARTER RESULTS

HIGHLIGHTS

Transforming client base profile, towards value segments

- **Postpaid customer base reached 34.9% of the total base**, growth of 17.1%YoY;
- **TIM Live's UBB customer base grew 19.5% YoY,** totaling 449,000 connections;
- **Mobile ARPU maintained a solid advance of 10.2% YoY,** reaching R$ 22.6;
- **TIM Live ARPU with robust growth of 10.4%,** reaching R$ 77.5.

Mobile and fixed networks in continuous expansion and evolution

- **Leadership in 4G coverage, 1,172 cities in 700MHz, with 24 state capitals;**
- **VoLTE technology available in more than 2,000 cities,** improving user experience;
- **5 new cities with FTTH, totaling 9 cities in September;**
- **Accelerating the expansion of FTTH: 761,000 homes covered by optical fiber.**

Resilient Revenues and Strong EBITDA performance

- **Net Revenues advanced 4.4% YoY** in 3Q18, with growth of **5.0% YoY** in 9M18;
- **Service Revenues grew by 3.3% YoY** in the quarter and **+5.1%** in 9M18;
- **Fixed Service Revenues reaccelerated in 3Q18 to +11.6% YoY, with TIM Live growing 35.7% YoY;**
- **Normalized Costs and Expenses[1] under control, rising 1.8% YoY, below inflation**;
- **Normalized EBITDA[1] with a solid advance of 8.6% YoY.** Highest 3rd quarter EBITDA in TIM's history;
- **Normalized EBITDA Margin[1] expands to 38.9% (+1.5 p.p. YoY).** 20th consecutive quarter of margin expansion and the highest third quarter margin in TIM's history;
- **Capex totaled R$ 905 million,** with significant growth in investments in fiber and mobile coverage.

	DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Operational	Mobile Customer Base ('000)	56,241	59,390	-5.3%	56,554	-0.6%	56,241	59,390	-5.3%
	Prepaid	36,604	42,620	-14.1%	37,474	-2.3%	36,604	42,620	-14.1%
	Postpaid	19,637	16,771	17.1%	19,080	2.9%	19,637	16,771	17.1%
	4G Users Base ('000)	33,112	24,797	33.5%	31,313	5.7%	33,112	24,797	33.5%
	TIM Live Customer Base ('000)	449	376	19.5%	423	6.0%	449	376	19.5%
Financial (R$ million)	Net Revenues	4,261	4,083	4.4%	4,171	2.2%	12,571	11,977	5.0%
	Services Revenues	4,034	3,905	3.3%	3,964	1.7%	11,981	11,400	5.1%
	Mobile Service	3,811	3,706	2.8%	3,758	1.4%	11,347	10,826	4.8%
	Fixed Service	223	200	11.6%	206	8.0%	634	574	10.5%
	Normalized* Operating Expenses	(2,604)	(2,557)	1.8%	(2,604)	0.0%	(7,877)	(7,797)	1.0%
	Normalized* EBITDA	1,657	1,527	8.6%	1,567	5.8%	4,694	4,180	12.3%
	Normalized* EBITDA Margin	38.9%	37.4%	1.5p.p.	37.6%	1.3p.p.	37.3%	34.9%	2.4p.p.
	Normalized* Net Income	388	279	38.9%	337	15.2%	974	632	54.1%
	Capex (Ex-licenses aquisition)	905	1,009	-10.3%	1,018	-11.1%	2,568	2,487	3.3%

* Normalized for towes sale (R$ 1.1 milion in 2Q18, R$ 220k in 1Q18 and R$ 1.8 milion in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17) and tax credit due to the incorporation of TIM Celular by TIM S.A (R$ 950 milion)

[1] Normalized by the sale of towers (R$ 1.1 million in 2Q18, R$ 220 thousand in 1Q18 and R$ 1.8 million in 2Q17) and temporary costs of HR and G&A (R$ 120 thousand in 2Q17).

FINANCIAL PERFORMANCE (Pro-Forma, without the effects of adopting IFRS 15)

OPERATING REVENUE

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
Net Revenues	**4,261**	**4,083**	**4.4%**	**4,171**	**2.2%**	**12,571**	**11,977**	**5.0%**
Services Revenues	**4,034**	**3,905**	**3.3%**	**3,964**	**1.7%**	**11,981**	**11,400**	**5.1%**
Mobile Service	**3,811**	**3,706**	**2.8%**	**3,758**	**1.4%**	**11,347**	**10,826**	**4.8%**
Client Generated	3,508	3,401	3.1%	3,481	0.8%	10,413	9,894	5.2%
Interconnection	163	196	-16.7%	162	0.6%	524	600	-12.8%
Others	140	108	29.0%	114	22.3%	410	331	23.7%
Fixed Service	**223**	**200**	**11.6%**	**206**	**8.0%**	**634**	**574**	**10.5%**
of which TIM Live	104	76	35.7%	90	15.1%	279	200	39.7%
Product Revenues	**228**	**178**	**28.0%**	**207**	**10.2%**	**591**	**578**	**2.2%**

Net Revenues totaled R$ 4,261 million in 3Q18, an increase of 4.4% compared to the third quarter of 2017. In yet another quarter, we had a positive contribution from all sources of revenue: Mobile Service, Fixed Service and Products. Net Service Revenues grew 3.3% YoY in 3Q18, showing resilience, despite greater difficulties due to a slow economic recovery and a scenario of great political uncertainty. Net Product Revenues advanced 28.0% YoY in 3Q18.

In 9M18, **Net Revenues reached R$ 12,571 million, an increase of 5.0% YoY,** driven by **Net Service Revenues, which increased 5.1% YoY.** In the same period, the **Net Product Revenues grew 2.2% YoY.**

In 3Q18, Total Gross Revenues grew by 7.2% YoY, exceeding Net Revenues growth. In the quarter, we saw an increase in the number of customers who adhered to loyalty offers, causing an increase in discounts given to clients. This mechanic is one of the pillars in the strategy of migrating customers to higher-value plans.

Gross Revs. ex- Discount vs. Total Gross vs. Net
4.7%
5.3%
5.0%
7.7%
7.2%
5.8%
5.8%
4.8%
4.4%
0.9%
1.9%
3.2%
3.6%
0.7%
1.1%
3Q17
4Q17
1Q18
2Q18
3Q18
Gross Revenues Ex-Discounts
Gross Revenues
Net Revenues

Mobile Segment Details (net of taxes and deductions):

Mobile Service Revenues (MSR) reached R$ 3,811 million, showing a growth of 2.8% compared to the same quarter of the previous year. The growth in this line was mainly influenced by Client Generated Revenues (CGR) dynamics, with variations in Interconnection and Other Revenues offsetting each other. In 9M18, MSR **advanced 4.8% YoY, reaching R$ 11,347 million.**

2 BACEN's Focus survey showed an expectation of GDP growth of 2.7% in Jan/18, but in Sep/18 expectations fell to 1.4%.

3 The Consumer Confidence Index (ICC - FGV) reached the lowest level for the year 2018, down by 7.5% YTD and 2% versus the previous month. The falls were pulled by consumers from lower income brackets, up to 4,800 Reais per month.

CGR (Revenues from Local Voice + Long Distance Voice + Data & Content) showed resilience and grew 3.1% YoY in 3Q18, driven by good migrations dynamics between segments and intra segments. The year-on-year comparison was also influenced by (i) a more challenging comparative base in 3Q17, (ii) an uneven and slower-than-expected economic recovery, reflected in more modest GDP growth expectations[2] and reduced consumer confidence[3] and iii) a more competitive environment. These elements impacted prepaid recharge levels and, to a lesser extent, the acquisition of postpaid plans.

Despite a more challenging environment, the revenues generated by the recurring bundle offers presented solid growth of 25.5% YoY, and now represents 78.2% of the CGR (vs. 64.3%). Year-to-date, this revenue line advanced 33.1%.

MTR Exposure on Revenues
(% over Net Service Revenues)
12.3%
3.2%
3Q14
3Q15
3Q16
3Q17
3Q18

Interconnection Revenues continued to decline and in 3Q18, posted a 16.7% YoY reduction, reflecting the impact of the VU-M tariff (Mobile Termination Rate) cut and lower incoming traffic growth. In 9M18, the Net Interconnection Revenues registered a decrease of 12.8% YoY. **The incidence of VU-M in Net Service Revenues reached 3.2% in the quarter** and in the year-to-date this exposure was 3.5%.

Other Revenues grew 29.0% YoY in 3Q18, and in the year-to-date the increase was 23.7% YoY. This revenue line continues to be affected mainly by revenue generated by network sharing and swap contracts, which represents more than 50% of Other Mobile Revenues and which has corresponding costs in the Network and Interconnection line.

In 3Q18, ARPU (Average Monthly Revenue Per User) increased 10.2% YoY and reached R$ 22.6, influenced by the migration to higher-value plans. Segment ARPU, which excludes revenues from non-TIM clients and other mobile revenues, presented slight declines. Prepaid ARPU was R$ 11.6 (-1.4% YoY) and the postpaid ARPU was R$ 39.7 (-1.1% YoY).

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenues totaled R$ 223 million this quarter, an increase of 11.6% compared to the same period last year. This performance represents an acceleration versus 2Q18 (+5.6% YoY), due to the strong performance of TIM Live and a recovery of other fixed segments (corporate and wholesale). In 9M18, Fixed Service Revenue totaled R$ 634 million, an increase of 10.5% YoY.

Contribution of Live on Fixed Revenues
38.3%
39.1%
41.5%
43.7%
46.5%
3Q17
4Q17
1Q18
2Q18
3Q18

TIM Live maintained a robust performance, increasing its revenues in 3Q18, by 35.7% YoY and now represents 46.5% of Fixed Service Revenues in the quarter. Sequentially, Live maintains annual nominal growth of approximately R$ 27 million while expanding its coverage, being present in 12 cities, including 4 capitals. Other services in the Fixed Segment decelerated the revenue loss to -3.4% YoY in 3Q18 (vs. -11.6% in 2Q18).

TIM Live's ARPU (Average Monthly Revenue per User) was R$ 77.5, 10.4% higher than in 3Q17. The performance is explained by penetration growth of higher value offerings over the base, as a result of a better sales mix after the launch of the new portfolio of FTTH plans in April.

ARPU
(R$; YoY)
70.2
+10.4%
77.5
3Q17
3Q18

Detailing Handsets and Devices (net of taxes and deductions):

Revenue from Products was 28.0% higher than that recorded in 3Q17. The positive performance is due to the reduction for the third consecutive quarter of discounts granted, and a better sales mix, both rising the average price of the handsets. Handsets volume fell by 3.8% YoY. As a consequence, smartphone penetration over the base at the end of Sep/18 grew to 83.0% from 77.4% in the same period last year.

OPERATING COSTS AND EXPENSES

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ milion								
Reported Operational Expenses	**(2,604)**	**(2,557)**	**1.8%**	**(2,605)**	**-0.1%**	**(7,878)**	**(7,799)**	**1.0%**
Normalized* Operating Expenses	**(2,604)**	**(2,557)**	**1.8%**	**(2,604)**	**0.0%**	**(7,877)**	**(7,797)**	**1.0%**
Personnel	(261)	(235)	11.0%	(234)	11.5%	(735)	(694)	6.0%
Selling and Marketing	(890)	(869)	2.4%	(871)	2.2%	(2,631)	(2,640)	-0.4%
Network & Interconnection	(862)	(926)	-6.9%	(901)	-4.3%	(2,774)	(2,901)	-4.4%
General & Administrative	(146)	(136)	7.6%	(134)	8.9%	(425)	(411)	3.2%
Cost Of Goods Sold (COGS)	(215)	(200)	7.5%	(221)	-3.1%	(616)	(634)	-2.8%
Bad Debt	(147)	(91)	60.8%	(129)	13.3%	(392)	(239)	63.9%
Other operational revenues (expenses)	(83)	(99)	-16.3%	(112)	-26.2%	(304)	(277)	9.7%
Normalized* Operating Expenses Ex-COGS	**(2,389)**	**(2,357)**	**1.4%**	**(2,383)**	**0.3%**	**(7,261)**	**(7,163)**	**1.4%**

* Normalized for towes sale (R$ 1.1 milion in 2Q18, R$ 220k in 1Q18 and R$ 1.8 milion in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17).

In 3Q18, Normalized Operating Costs and Expenses were R$ 2,604 million, +1.8% YoY and sequentially stable. This performance is below the inflation recorded in the period (IPCA 12M 4.53%) and better than the trajectory foreseen in the Company's Strategic Plan (CAGR17-20 <4%). In 9M18, Normalized Operating Costs and Expenses advanced 1.0% YoY, reaching R$ 7,877 million.

Efficiency Plan
(R$ millions)
>R$ 300 millions
JAN-18
MAR-18
JUN-18
SEP-18

At the end of September, the Efficiency Plan reached 104% of the target for the full year of 2018, reinforcing the focus on strict cost control. In the first nine months of 2018, plan initiatives generated savings summing more than R$ 300 million.

Performance of Normalized Costs and Expenses Breakdown:

Personnel grew by 11.0% YoY in 3Q18, impacted by: (i) inflation of the previous year, which readjusted the salary and benefits base, (ii) a larger number of employees (+1.4% YoY) and (iii) the non-recurring effect generated by the termination of contracts of executives who left company. In the year to date, personnel costs increased 6.0% YoY.

Selling and Marketing expenses presented a slight increase of 2.4% YoY in 3Q18, impacted by expenses related to the right to use the TIM trademark[4], which is the first quarter with the full impact of this expense, and higher advertising costs due to the new TIM Control campaign launched in August. These effects were partially offset by (i) efficiencies generated through the processes digitalization, (ii) reduction of FISTEL expenses, and (iii) lower commissioning expenses in prepaid recharge. In 9M18, this line showed a slight drop of 0.4% YoY.

[4] On May 17, 2018, TIM Participações and Telecom Italia entered into a trademark license agreement, formally granting TIM Part and its subsidiaries the right to use the "TIM" trademark for the payment of royalties in the amount of 0.5 % of the company's net revenue.

The Network and Interconnection group showed a 6.9% YoY decrease in 3Q18, with both subgroups showing improvements. Network costs good performance was driven by lower leased line expenses and lower impact of energy costs, as a result of actions aimed at own generation and energy efficiency. For Interconnection subgroup, the drivers of the improvement were (i) the decrease in mobile termination rate (VU-M), (ii) lower pressure from outgoing traffic to other operators after including calls via WhatsApp in the offers and (iii) reduction of content providers' costs. In 9M18, Network and Interconnection costs decreased by 4.4% YoY.

General and Administrative Expenses (G&A) increased 7.6% YoY in the quarter, due to higher expenses related to collection services and in the administration and operation of power plants generation were more than compensated by the lower energy costs in the ITX line. In 9M18, G&A expenses advanced 3.2% YoY.

Cost of Goods Sold (COGS) increased by 7.5% YoY in 3Q18, accompanying the dynamics of handset revenues, with an increase in the average selling price of 7.7% YoY, more than offsetting the reduction in sales in the period (-3.8% YoY). In 9M18, COGS fell 2.8% YoY.

Provisions for Doubtful Accounts (Bad Debt) increased 60.8% YoY in 3Q18, explained by the higher revenue base exposed to delinquency together with the growth of the postpaid base (17.1% YoY). Even with this expansion, bad debt as a percentage of Gross Revenues remains under control, at a level of 2% in the quarter. In 9M18, bad debt increased 63.9% YoY impacted by the effects described above and by temporary effects such as (i) delay in issuance and delivery of invoices due to strikes in 1H18, (ii) positive impact on wholesale default in 2017, resulting from agreements with other operators and (iii) corporate customers.

Other Operating Expenses decreased by 16.3% YoY in the quarter, explained by an extraordinary effect in 3Q17, which increased labor provisions in that quarter. The share over Normalized OPEX reduced to 3.2% compared to 4.3% in the 2Q18 and 4.1% in the 1Q18. Despite this, in the 9M18 this line increased 9.7% YoY.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 43.3 per gross addition in 3Q18 (+9.4% YoY) a deceleration compared to 2Q18 (+12.4% YoY). Still the drivers of this trajectory remain the greater expenses with commissioning (higher post-paid mix in gross additions) and advertising (launch of the Control campaign).

1.9
Payback
(Months)

Despite the increase in SAC, **the SAC/ARPU ratio (indicating the payback per client) remained at a healthy level of 1.9 months**.

FROM EBITDA TO NET PROFIT

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ million								
Reported EBITDA	**1,657**	**1,527**	**8.6%**	**1,566**	**5.9%**	**4,693**	**4,178**	**12.3%**
Reported EBITDA Margin	38.9%	37.4%	1.5p.p.	37.5%	1.4p.p.	37.3%	34.9%	2.4p.p.
Depreciation & Amortization	**(1,074)**	**(994)**	**8.1%**	**(1,047)**	**2.6%**	**(3,065)**	**(2,974)**	**3.1%**
Depreciation	(571)	(535)	6.7%	(563)	1.5%	(1,653)	(1,614)	2.4%
Amortization	(503)	(458)	9.8%	(485)	3.8%	(1,412)	(1,360)	3.8%
EBIT	**583**	**533**	**9.4%**	**518**	**12.5%**	**1,628**	**1,204**	**35.2%**
EBIT Margin	13.7%	13.1%	0.6p.p.	12.4%	1.3p.p.	13.0%	10.1%	2.9p.p.
Net Financial Results	**(128)**	**(148)**	**-13.8%**	**(181)**	**-29.6%**	**(479)**	**(379)**	**26.6%**
Financial expenses	(188)	(267)	-29.6%	(242)	-22.4%	(674)	(788)	-14.6%
Financial income	61	120	-49.0%	58	5.6%	192	411	-53.3%
Net exchange variation	(1)	(1)	-14.0%	3	n/a	2	(1)	n/a
Income before taxes	**455**	**385**	**18.3%**	**337**	**35.2%**	**1,149**	**826**	**39.1%**
Income tax and social contribution	882	(106)	n/a	(1)	n/a	774	(196)	n/a
Net Income	**1,338**	**279**	**379.3%**	**335**	**298.7%**	**1,923**	**630**	**205.1%**
Normalized* EBITDA	**1,657**	**1,527**	**8.6%**	**1,567**	**5.8%**	**4,694**	**4,180**	**12.3%**
Normalized* EBITDA Margin	38.9%	37.4%	1.5p.p.	37.6%	1.3p.p.	37.3%	34.9%	2.4p.p.
Normalized* Income tax and social contribution	(68)	(106)	-36.0%	(1)	5122.9%	(176)	(196)	-10.1%
Normalized* Net Income	**388**	**279**	**38.9%**	**337**	**15.2%**	**974**	**632**	**54.1%**
Total Normalized Items	950	0	n/a	(1)	n/a	949	(2)	n/a

* Normalized for towes sale (R$ 1.1 million in 2Q18, R$ 220k in 1Q18 and R$ 1.8 million in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17) and tax credit due to the incorporation of TIM Celular by TIM S.A (R$ 950 million)

EBITDA (Earnings before interest, taxes, depreciation, and amortization)

In 3Q18, Normalized EBITDA was R$ 1,657 million, an increase of 8.6% YoY and the ninth consecutive quarter with growth. The main levers for this performance came from revenue growth in mobile and fixed services. It is worth noting the successful efforts in controlling costs and expenses, also with outstanding performance. In 9M18, EBITDA amounted to R$ 4,694 million, an increase of 12.3% YoY.

In 3Q18, the Normalized EBITDA Margin was 38.9%, a 1.5 p.p expansion compared to 3Q17, maintaining the margin evolution trajectory after 4 years. 3Q18 expansion was mainly influenced by the change in the revenue mix. Year-to-date, EBITDA Margin was 37.3%, an increase of 2.4 p.p in the YoY comparison.

Normalized EBITDA Margin

(%)

27.2%
31.5%
33.4%
37.4%
38.9%
3Q14
3Q15
3Q16
3Q17
3Q18

MTR Exposure on EBITDA
(% over Normalized EBITDA)
18.6%
0.1%
3Q14
3Q15
3Q16
3Q17
3Q18

EBITDA's exposure to MTR reduced significantly in recent quarters, closing 3Q18 at 0.1%. In this context, the dynamics of this indicator tend to be a little more volatile (alternating between positive and negative terrain) and more linked the dynamics of off-net traffic (incoming vs. outgoing).

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

In 3Q18, D&A increased 8.1% YoY, and in the year to date, it grew 3.1% YoY. The 3Q18 reflects mainly the 9.8% growth in the amortization line due to the growth in software investment and the 700MHz license amortization (license starts to be amortized once the cities are activated). **Normalized EBIT for 3Q18 grew 9.4% YoY,** while it increased 35.1% in 9M18.

NET FINANCIAL RESULT

Net Financial Result in 3Q18 was negative by R$ 128 million, an improvement of R$ 20 million compared to 3Q17. The result was impacted by a better financial result of treasury due to lower volume and nominal cost of debt and positive result from derivatives acquired for exchange protection of commercial contracts. These effects were partially offset by impacts generated from the implementation[5] of the 700MHz license in more cities, and the increase in PIS/COFINS related to the distribution of interest on capital. In the year to date, the net financial result was negative in R$ 479 million, R$ 101 million more negative when compared to 9M17.

INCOME TAX AND SOCIAL CONTRIBUTION

Income Tax and Social Contribution were positive in R$ 882 million versus negative R$ 106 million in 3Q17. The tax for the quarter had two positive impacts: (i) the merger of TIM Celular into TIM SA, which generated a tax credit of R$ 950 million[6] and (ii) payment deductibility of interest on capital of R$ 240 million approved in July 2018. Excluding the non-recurring effect of the merger, the 3Q18 amount would be -R$ 68 million, -36.0% YoY, with effective rate of 14.9% versus 27.5% in 3Q17. Year-to-date, the adjusted amount would be R$ 176 million, compared to R$ 196 million in 9M17, with rates of 15.3% and 23.6%, respectively.

[5] The release of cities to use 700MHz reduces the capitalization of interest related to the portion of the debt attributed to the acquisition of the license, benefiting less the financial result (Note 15 ITR - Intangible).
[6] Fiscal credits from net operating losses base of Social contribution on Profit of TIM S.A. (Note 10 ITR/ deferred income tax and social contribution)

NET INCOME

Net Income excluding the merger effect was R$ 388 million, 38.9% higher than in 3Q17, with earnings per share (EPS) of R$ 0.16. Reported Net income totaled R$ 1.3 billion, 379.3% higher than the R$ 279 million reported in 3Q17, EPS of R$ 0.55 compared to R$ 0.12 in 3Q17. In 9M18, reported net income was R$ 1.9 billion, an increase of 205.1% YoY, with an EPS of R$ 0.80 versus R$ 0.26.

CASH FLOW, DEBT AND CAPEX

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
R$ milion								
EBITDA Normalized*	1,657	1,527	8.6%	1,567	5.8%	4,694	4,180	12.3%
Capex	(905)	(1,009)	-10.3%	(1,018)	-11.1%	(2,568)	(2,487)	3.3%
EBITDA Normalized* - Capex	**753**	**518**	**45.2%**	**549**	**37.0%**	**2,126**	**1,693**	**25.5%**
Δ Working Capital	**156**	**349**	**-55.3%**	**(542)**	**n.a.**	**(903)**	**(955)**	**-5.4%**
Non recurring operating items	-	0	-100.0%	(1)	-100.0%	(1)	(2)	-37.5%
Operating Free Cash Flow Ex-licenses	**909**	**867**	**4.8%**	**6**	**14718.4%**	**1,222**	**737**	**65.8%**
Clean UP 700MHZ	-	-	n.a.	-	n.a.	(143)	(859)	-83.4%
Operating Free Cash Flow Reported	**909**	**867**	**4.8%**	**6**	**14718.4%**	**1,079**	**(122)**	**n.a.**

* Normalized for towes sale (R$ 1.1 milion in 2Q18, R$ 220k in 1Q18 and R$ 1.8 milion in 2Q17), HR and G&A temporary costs (+R$120k in 2Q17).

In 9M18, the Free Operating Cash Flow (FOCF), excluding the 700 MHz license, was R$ 1,222 million, an increase of R$ 485 million compared to 9M17, a result of (i) EBITDA growth more than compensating the slight increase in CAPEX and (ii) lower working capital (R$ 52 million). In 3Q18, FOCF was R$ 909 million, R$ 42 million higher than in 3Q17.

CAPEX

Capex totaled to R$ 905 million in 3Q18, a decrease of 10.3% compared to 3Q17. Although, Capex decelerated in the quarter, in 9M18 investments advanced 3.3% YoY, totaling R$ 2,568 million. Investments continue to be allocated to infrastructure (around 85%), mainly to transport network projects and 4G technology and IT.

DEBT AND CASH

The 3Q18 Gross Debt stood at R$ 4,025 million, a reduction of R$ 3,542 million YoY, including (i) the leasing recognition in the total amount of R$ 1,713 million (related to the sale of towers, the LT Amazonas project and other financial leasing operations); (ii) the hedge position in the amount of R$ 109 million (reducing gross debt). In this quarter, gross debt was positively impacted by R$ 18 million as a result of the acquisition of derivatives ("Dollar Call option"), which aims to expand the mechanisms that cushion the impacts of exchange rate variations on supplier payments.

TIM's debt is concentrated in long-term contracts (76% of the total), consisting mainly of BNDES financing. Approximately 16% of total debt is denominated in foreign currency (USD) and is fully hedged in local currency. **The average cost of debt excluding leasing was 8.2% p.y.,** a reduction when compared to the 10.0% p.y. cost in 3Q17. In 9M18, the cost was 8.4% p.y. compared to 11.0% p.y. in 9M17. During the last 12 months, important debt pre-payments to the BNDES were made, which together with our normal amortization and debt interest payments totaled R$ 4,158 million.

Debt Movements
7,567
-2,600
-1,558
+167
+449
4,025
Debt 3Q17
Pre-Payments
Ordinary Payments
New Loans
Recurring movements
Debt 3Q18

At the end of the quarter, Cash and Securities totaled R$ 1,249 million, a reduction of R$ 2,485 million YoY. The main movements that affected cash and securities in the last 12 months are presented below:

Cash Movements
Prepayments:
-2,600 mln BNDES
416
3,318
-519
-143
-854
+167
-4,158
+3,021
653
596
Cash + Securities* 3Q17
Dividends Payment
Spectrum Clean Up
Fistel
New Loans
Debt Payments (interest+principal)
Recurring movements
Cash + Securities* 3Q18
Cash & CE
Securities

Securities: FX Fund
Securities: Fixed Fund

The average financial yield fell to 6.4% p.y. in 3Q18, compared to 9.4% p.y. in 3Q17, following the reduction of the Selic rate. Year-to-date, the yield was 6.5% p.y. compared to 11.1% p.y. in the same period of the previous year.

The Net Debt/EBITDA ratio was 0.43x in the quarter, down from 0.67x in 3Q17. **In 3Q18, Net Debt totaled R$ 2,776 million,** down R$ 1,057 million compared to the same period of the year, when net debt was R$ 3,832 million.

EVENTS OF THE QUARTER AND SUBSEQUENT

CORPORATE STRUCTURE

Following the Material Fact published to the market on July 25, 2017, the project for the corporate reorganization of the TIM Celular and TIM S.A. (current denomination of Intelig Telecomunicações Ltda.) subsidiaries was completed on October 31, 2018, through the merger of TIM Celular into TIM S.A. The Company posted a total deferred tax asset of R$ 952.4 million arising from the amounts that can be used as tax credits (R$ 702.6 million) and negative Social Contribution on Profits base (R$ 249.7 million).

As previously indicated, the Reorganization was aimed at capturing operational and financial synergies through the implementation of a more efficient process structure, as well as for improving accounting and internal control systems. The corporate structure changes are indicated below.

Before Reorganization
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM Participações S.A.
100%
100%
TIM Celular S.A.
TIM S.A.
Merger
After Reorganization
Telecom Italia S.p.A.
100%
Telecom Italia Finance S.A.
100%
TIM Brasil Serv. e Part. S.A.
Free Float
67%
33%
TIM Participações S.A.
100%
TIM S.A.

TIM Participações S.A. is the vehicle listed on B3 and NYSE. Its capital is made up only of common shares, pursuant to the Novo Mercado Regulations. The shareholders' breakdown is as follows.

Shareholders' Structure	Common	%
TIM Brasil Serv e Part S/A	1,611,969,946	67
Free Float	808,215,175	33
Others*	847,358	0
Total	2,421,032,479	100

*Treasury + Management

AGREEMENT WITH PORTO CONECTA

In September, TIM signed an agreement with Porto Conecta, due to the closure of Porto Seguro's activities in the telecommunications segment, through Porto Conecta, the first virtual mobile telephone operator (MVNO) to operate in Brazil. The agreement aims to ensure the technical-operational continuity of the services by migrating from TIM's network base, which was the provider of network infrastructure, to the benefit of customers.

RECOVERABLE PIS/COFINS

In March 2017, the Federal Supreme Court (STF) recognized the unconstitutionality of the inclusion of the amount of ICMS in calculation basis of PIS and COFINS contributions. TIM Participações, through its Subsidiaries TIM Celular SA and TIM SA (formerly known as Intelig Telecomunicações Ltda.), discuss this issue in Court, since 2007 and 2006, backdate, as permitted, such effects in 5 years - 2002 and 2001. Since the favorable stance on taxpayers issued by STF, Company, based on the opinion of its legal advisors, no longer includes ICMS in the basis of calculation of social security contributions of PIS and COFINS as of April 2017.

The lawsuits of the Subsidiaries have already received favorable decisions in the Second Judicial Instance, aligning the lower courts' understanding what was defined by Supreme Federal Court, so much that the appeals filed by National Treasury have been denied, for the same reasons. Even with the procedural existence of a request for Modulation effects carried out by National Treasury Attorney General, the Company understands, confirmed by its legal advisors that the decision will not affect any right sought in the proposed lawsuits.

The Company is carrying out the assessment of the amounts that will be valid at the end of the lawsuits, after their final court sentence and due procedural acknowledgments, and this indicates credits estimated at approximately R$ 3.2 billion. More details can be found in note 8 of the ITR.

Operating and Marketing Performance

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Mobile Customer Base ('000)	56,241	59,390	-5.3%	56,554	-0.6%	56,241	59,390	-5.3%
Prepaid	36,604	42,620	-14.1%	37,474	-2.3%	36,604	42,620	-14.1%
Postpaid	19,637	16,771	17.1%	19,080	2.9%	19,637	16,771	17.1%
4G Users Base ('000)	33,112	24,797	33.5%	31,313	5.7%	33,112	24,797	33.5%
Market Share	24.0%	24.6%	-0.6p.p.	24.1%	0.0p.p.	24.0%	24.6%	-0.6p.p.
Prepaid	26.5%	27.3%	-0.8p.p.	26.4%	0.0p.p.	26.5%	27.3%	-0.8p.p.
Postpaid	20.5%	19.8%	0.7p.p.	20.5%	0.0p.p.	20.5%	19.8%	0.7p.p.
Net Additions ('000)	(312)	(1,441)	-78.3%	(1,340)	-76.7%	(2,393)	(4,028)	-40.6%
Fixed Telephony Customer Base ('000)	838	717	16.9%	774	8.3%	838	717	16.9%
TIM Live Customer Base ('000)	449	376	19.5%	423	6.0%	449	376	19.5%

MOBILE SEGMENT:

TIM ended 3Q18 with a base of 56.2 million active lines, resulting from negative total net additions of 312,000 in the period. Postpaid continues to show positive additions (557 thousand in the quarter), but prepaid disconnections still have a negative impact on total net additions.

Postpaid Base Mix
(% over Total Customer Base)
28.2%
30.4%
31.9%
33.7%
34.9%
3Q17
4Q17
1Q18
2Q18
3Q18

Source: Anatel

In postpaid, the customer base totaled 19.6 million, an increase of 17.1% compared to 3Q17, adding 2.9 million customers to the base. As a result, the segment is becoming increasingly important for TIM and, in 3Q18, it represented 34.9% of the total base versus 28.2% in 3Q17. The growth of the postpaid base was due to: (i) migration from prepaid to postpaid customers (mainly to control plans), (ii) number portability and (iii) a stable churn rate. TIM remains the market leader in net human postpaid adds over the past 12 months.

Prepaid client base ended the month of September with 36.6 million clients. Net disconnections totaled 6.0 million lines and the main factors were the migration of clients from prepaid to postpaid, the rigid base cleaning policy and the competition increase.

Detailing the customer base by technology (as of September/18):

- **The number of 4G users reached 33.1 million.** In the annual comparison, growth was 33.5%, explained by the migration of 2G/3G users to 4G;
- The 3G base was 13.3 million users, down 38.5% YoY, maintaining the downward trend.
- 2G customers totaled 7.5 million, down 31.5% YoY;
- M2M and Data Terminals base closed the quarter with 2.3 million lines, +15.2% YoY.

Smartphones reached a total penetration of 83.0% of the customer base in September 2018, 5.6 p.p. above September 2017 level. This growth corroborates the Company's strategy to equip its customers with 4G devices in order to stimulate the penetration of data services.

JÁ VOU LOGO
AVISANDO
QUE AQUI É
ILIMITADO
TIM
CANTE COM
A LUDMILLA
REDES SOCIAIS ILIMITADAS

New TIM Controle

The main mobile offer launched in the quarter was TIM Controle with social networks. The offer now includes unlimited social networks for three months, a 4 GB data package and unlimited calls to any carrier, costing R$ 49.99 per month. The offer was launched through a major media campaign, featuring top artists with great appeal to the target audience.

FIXED SEGMENT:

TIM Live's base grew by 19.5% in 3Q18, totaling 449k customers. Net adds totaled 25,3k during the quarter and 56,6k in 9M18.

The focus on investing in FTTH (Fiber To The Home) expansion continues, with higher speed offers and optimal connection stability. TIM began to invest in this type of technology in 4Q17 and closed 3Q18 with the number of households with FTTH available representing 18% of the total coverage. Until September, TIM was serving nine cities with FTTH, including four capitals (Rio de Janeiro, São Paulo, Salvador and Goiânia).

TIM Live Clients Evolution
(# users)

449k
376k
TIM LIVE
3Q17
4Q17
1Q18
2Q18
3Q18

TIM LIVE
A MELHOR
BANDA LARGA
FIXA DO BRASIL,
AGORA EM GOIÂNIA.
TIM

TIM Live reaches Goiânia

In the quarter, TIM Live launched its services in one more capital. Goiânia now has Live's FTTH services and a portfolio of high speeds and content through OTT.

TIM Casa Internet, which uses WTTX technology to offer residential broadband through the mobile network, is available for sale in 87 cities. Gross additions in 3Q18 compared to 2Q18 were 5% higher.

QUALITY AND NETWORK

QUALITY AND CUSTOMER EXPERIENCE

Constantly improving the quality of services provided and promoting the best customer experience are at the top of our priorities. To achieve this goal, we work with three strategic pillars: (i) construction of offers based on the individual needs of our clients; (ii) to promote the expansion and evolution of our network infrastructure; and (iii) to operate efficiently through integrated sales and caring channels. All of these pillars are supported by a comprehensive digital transformation process that, in addition to generating financial and operational efficiency, will also impact the entire client life cycle.

The various digitalization initiatives are evolving very quickly. In the sales area, the recharge mix continued to be driven by digital channels, which progressed 6.0 p.p. YoY by the end of 3Q18. Sales through digital channels, a key factor for TIM's *upselling* strategy, increased 37% YoY in the postpaid (pure + control) segment and 42% in recurring prepaid in 9M18.

E-Sales
(postpaid and controle)
+37%
9M17
9M18

E-Sales
(prepaid)
+42%
9M17
9M18

Digital Recharges
(% over total)
+6 p.p
3Q17
3Q18

In relation to the customer care, the Mobile App and IVR modernization are fundamental to the enhancement of the customer experience, allowing the automatization of several processes. Hence, we are highlighting a 3% drop in live human interactions through our call center, boosting IVR retention by 4 p.p. at the end of 3Q18.

Caring
(human interactions)
-3%
3Q17
3Q18

IVR Retention
(% of calls)
+4 p.p.
3Q17
3Q18

We are adopting incentives to drive digitalization of billing and payment phases. Bills delivered through digital channels grew 48.4% YoY, lifting the penetration of this means to more than 40% at the end of the quarter. The number of clients who make payments by digital means also presented strong progress, up 30.0% YoY.

E-Billing
(# e-bills delivered)
+48%
3Q17
3Q18

E-Payment
(# clients paying by e-methods)
+30%
3Q17
3Q18

NETWORK DEVELOPMENT

The continued expansion and enhancement of the network infrastructure is an important strategic pillar of TIM's business plan and is key to generate operational efficiency, expand our services and foster quality improvements, allowing us to deliver the best user experience to our clients.

In this regard, approximately R$ 795 million, or 88% of the 3Q18 Capex, was allocated to infrastructure (Network + IT), broadly following these guidelines:

- expansion of the fiber optic network (backbone, backhaul and FTTH)
- densification of sites
- frequency refarming
- carrier aggregation in two or three frequencies (depending on location)

In relation to specific actions and projects focused on the modernization, efficiency and/or improvement of our infrastructure in progress in this quarter, we are highlighting:

- Refarming the 2.1 GHz frequency for 4G;
- Infrastructure virtualization project, which reached about 30% of the network functions in the 3Q;
- Installation of multiple data centers to enhance the experience (21 at the end of 3Q);
- VoLTE implementation

Another important network-related aspect is coverage, especially in 4G technology, which not only provides the best client data usage experience but also is more Capex-efficient. **TIM maintained its leadership in 4G coverage, reaching 3,172 cities or 92% of the country's urban population by the end of 3Q18**, registering a 47% YoY increase in network elements in this technology in the period. As a result, 73% of TIM's customer data traffic was over 4G network this quarter, up 19 p.p. when compared to the same period of the previous year.

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ
4G Cities	**3,172**	**2,401**	**32.1%**	**3,138**	**1.1%**
of which 700 MHz enabled	1,172	301	289.4%	1,015	15.5%
of which VoLTE enabled	2,110	177	1092.1%	1,559	35.3%
Urban Population Coverage (4G)	**92%**	**86%**	**6.1p.p.**	**92%**	**0.3p.p.**
of which 700 MHz enabled	56%	11%	45.0p.p.	41%	15.7p.p.
of which VoLTE enabled	64%	20%	44.1p.p.	47%	17.4p.p.
3G Cities	3,127	2,928	6.8%	3,113	0.4%
Urban Population Coverage (3G)	91%	90%	0.9p.p.	91%	0.2p.p.

In addition, the expansion of 4G usage on the 700 MHz frequency continue to deliver a significant improvement in customer experience, both in terms of performance (higher download and upload speeds and lower latency), and indoor coverage.

At the end of the quarter, TIM had ~18,800 sites, 64% of which were connected through a high capacity backhaul.
In relation to transport infrastructure, the **Company ended 3Q18 with 86.7 thousand km of backbone and backhaul,** an increase of 8.0% YoY in terms of optical fiber mileage.

Residential fixed broadband continues its development, with 761 Thousand households in FTTH, 3,6 million in FTTC, totaling 4.1 million households in 12 cities[7].

Infrastructure development is also in line with the Company's corporate social responsibility values. TIM continues to implement the Biosites installation project, a solution for densification of the mobile access network (antennas/towers) with a very low visual impact. In addition to contributing to harmonization with the environment and urban infrastructure - multifunctionality capable of aggregating beyond the transmission of telecommunications, lighting and security cameras - these structures are cheaper and faster to install. **In 3Q18, TIM reached a total of 680 active Biosites.**

Currently, the Company has authorization to use more than 130 MHz in spectrum, with 36 MHz in frequencies below 1 GHz, distributed as follows:

Average Spectrum Weighted by Population					
700 MHz	850 MHz	900 MHz	1,800 MHz	2,100 MHz	2,500 MHz
20	11	5	35	22	20

[7] Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Duque de Caxias (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Salvador (BA) and Goiânia (GO).

CORPORATE SOCIAL RESPONSIBILITY & GOVERNANCE

CORPORATE SOCIAL RESPONSIBILITY

The Company's social and environmental responsibility policies guide actions and initiatives and are based on the UN Global Compact's principles. This is a voluntary agreement that TIM has belonge to since 2008 to ensure compliance with the ten principles related to human rights, working conditions, the environment and the fight against corruption.

TIM has been present for 10 years on the B3's Business Sustainability Index (ISE), continuing as the telecommunications company that has been on the list for the most consecutive years. The company also publishes an inventory of its greenhouse gases pursuant to the GHG Protocol methodology; to this end, its Climate Change Policy establishes guidelines for the management of such emissions.

TIM INSTITUTE

Founded in July 2013, the mission of the TIM Institute (www.institutotim.org.br) is to develop resources and strategies for the democratization of science, technology and innovation. It does so through mathematics and science education projects for children and young people and the development of free technologies that contribute to the implementation of public policies.

The actions of the TIM Institute have already reached approximately 500 municipalities in all 26 states and the Federal District, benefiting more than 700,000 people, including 500,000 students and 16,000 teachers.

At the beginning of 2018, 50 new students were selected to receive the TIM-OBMEP Institute Scholarships, offered to medalists of the Brazilian Public Mathematics Olympiad (OBMEP), who entered public universities and come from low-income families. Altogether, about 200 students received the aid, the result of a partnership between the TIM Institute and the National Pure and Applied Mathematics Institute (IMPA). At the same time, a new edition of the Academic Working Capital (AWC) was launched, an entrepreneurial education program that provides mentoring and financial support for college students who want to turn their Course Conclusion Work (TCCs) into technology-based businesses. At the end of this year, students supported by the program will present their businesses at an Investment Fair, attended by investors and market experts.

Another action in the field of education, the Busca Ativa Escolar (http://buscaativaescolar.org.br/), is a platform developed by the TIM Institute in partnership with Unicef (United Nations Children's Fund), has contributed to over 1,100 Brazilian municipalities being able to solving school exclusion issues in their areas. It uses free technology to expedite the search and reintegration of children and teens currently not in school.

Scientific education also comprises one of the TIM Institute's lines of action. In 2018, for the first time the TIM Institute established a partnership with Garatea-ISS, a scientific education and aerospace program for children. The aim of the project is to awaken student interest and a taste for science in a practical and amusing manner. At the end of the project, the best scientific experiments are selected and the winning entry is sent to the International Space Station (ISS).

ENERGY

In line with the principles of the Environmental Policy and Climate Change Management, TIM considers energy efficiency as one of its challenges. The expected increase in energy consumption due to the expansion of the network infrastructure is accompanied by energy efficiency actions. Projects include the modernization of lighting and air conditioning installations; temporary or permanent shutdown of idle equipment; Freecooling - system for exchanging heat from equipment containers, through the installation of cooler, in shelter-type sites (cabinets) that allow the reduction of the use of energy and refrigerant gases in air-conditioning equipment; Decomissioning - turning off and removing equipment from the site in order to save energy and free up space for new projects.

Energy Consumption	3Q18
Electricity (MWh)	237,301[1]
Fuels (L)	373,545[1]

(1) Data subject to change after external verification.

In addition to investing in energy efficiency, TIM has sought alternative sources of energy, aware of the potential that Brazil offers in renewable sources. In 2018, the company continued self-generation of renewable energy through five Hydroelectric Generating Centers (CGHs) leased at the end of 2017 that meet the energy demand of more than 1,000 sites. In addition to this initiative, we also continue to generate solar energy, with about 40 photovoltaic panels in operation in different regions of Brazil. (302-4, GRI Standard).

For more information, access TIM's Sustainability Report, which presents the main financial, social and environmental results along with the important themes for the company's business and sustainability governance, and also our commitment to sustainable development. Access the full report on our Investor Relations website.

GOVERNANCE

TIM reinforces its commitment to Best Corporate Governance practices and values transparency, accountability and fairness. The following are 3Q18's highlights regarding the activities carried out by the Company's Board of Directors, Advisory Committees and Fiscal Council:

Activities of the Board of Directors

- Members: 10 members (3 independent);
- Meetings: 3 meetings, average attendance of 83%;
- Most important activities:
  - Take cognizance of the Control and Risk Committee's activities;
  - Take cognizance of the activities of the Statutory Audit Committee;
  - Take cognizance of the Remuneration Committee's activities;
  - Take cognizance of the Quarterly Financial Report ("ITR") for the second quarter of 2018, ended June 30, 2018;
  - Deliberate on and resolve the proposal for payment of the Company's Interest on Capital ("IOC");
  - Deliberate on and resolve the proposed adjustments to the metrics applicable to the Management by Objectives (MBO and Long Term Incentive - LTI);
  - Presentation of operational procedures on Cybersecurity;
  - CEO succession process;
  - Presentation about ICVM 586;
  - Presentation the Company's Organizational Structure;
  - Deliberate on and resolve changes in the Company's organizational structure;
  - Deliberate on and resolve the proposal to amend the Related Party Policy;
  - Deliberate on and resolve the proposed amendment of the Code of Ethics and Conduct;
  - Deliberate on and resolve the Anti-Corruption Policy change proposal;
  - Presentation of corporate reorganization studies.

Activities of the Fiscal Council

- Members: 3 members (3 independent);
- Meetings: 3 meetings; average attendance of 100%;
- Most important activities:
  - Presentation of analytical report with the risk of losing judicial or administrative processes, classified as "possible" or "probable" risk to the Company;
  - Presentation of the methodology for establishing the provisioning value;
  - Presentation of the Company's budget monitoring report, including investments, for 2018;
  - Presentation of Regulatory, Civil, Labor and Tax Contingencies;
  - Presentation of the Company's Quarterly Financial Report ("ITR") for the second quarter of 2018, ended June 30, 2018;
  - Comment on the Company's Interest on Capital ("IOC") proposal;
  - Presentation by *PricewaterhouseCoopers* ("PwC") of the Company's Quarterly Financial Report ("ITR") for the second quarter of 2018, ended June 30, 2018;
  - Presentation on the scope of application of the new Labor Legislation;
  - Presentation on the flow adopted by the Company for related party transactions.

Activities of the Statutory Audit Committee

- Members: 3 members (3 independent);
- Meetings: 5 meetings; average attendance of 87%;
- Most important activities:
  - Supervision and evaluation of the work of the Internal Audit and Compliance committee;
  - Analysis and evaluation of complaints received through the Complaints Channel;
  - Supervision and evaluation of Compliance committee work;
  - Presentation on Regulatory, Civil, Labor and Tax contingencies;

- Presentation of the Company's Quarterly Financial Report ("ITR") for the second quarter of 2018, ending on June 30, 2018;
- To comment on the proposal of Interest on Capital ("IOC") of the Company;
- Presentation by PricewaterhouseCoopers ("PwC") of the Company's Quarterly Financial Report ("ITRs") for the second quarter of 2018, ended June 30, 2018;
- Presentation on the Standards of the Institute of Internal Auditors ("IIA") related to the "TeamMate AM" activity;
- Semiannual Evaluation of SCIGR - Internal Control and Risk Management System;
- Presentation of ICVM 586;
- Evaluation of the annual work plan of PricewaterhouseCoopers ("PwC") - "Audit Plan";
- Evaluation of the signing of a Contract between related parties;
- Presentation of the status of the Company's Risk Appetite and Risk Indicators;
- Presentation about the ERM Action plans approved for partially monitored and unmonitored high and medium risks;
- Presentation on the Company's Monthly Financial Report for the month of July 2018;
- Monitoring and supervising the work of the External Auditor;
- Evaluation of the proposal to amend the Related Party Policy;
- Presentation of the Company's Monthly Financial Report for the month of August 2018;
- Presentation of aspects related to the Independent Audit.

Activities of the Control and Risk Committee

- Members: 5 members (2 independent);
- Meetings: 3 meetings, average attendance of 87%;
- Most important activities:

- Supervision and evaluation of the Internal Audit work;
- Analysis and evaluation of complaints received through the Complaints Channel;
- Supervision and evaluation of Compliance work;
- Presentation about the Risk Appetite Status and the Company's Risk Indicators;
- Presentation on approved ERM Action Plans for high and medium risks that are partially monitored or not monitored;
- Presentation on ICVM 586;
- Presentation on the Company's Monthly Financial Report for July 2018;
- Monitoring and supervising the work of the Outside Auditor;
- Evaluation of the annual work plan of PricewaterhouseCoopers ("PwC") - "Audit Plan".
- Evaluation of the proposal to amend the Code of Ethics and Conduct;
- Evaluation of the proposed amendment to the Anti-Corruption Policy;
- Evaluation of the proposal to amend the Related Party Policy.

Activities of the Remuneration Committee

- Members: 3 members (1 independent);
- Meetings: 1 meeting; average attendance of 67%;
- Most important activities:

- Deliberate on and resolve the election of the Chairman of the Remuneration Committee;
- Deliberate on and resolve the proposed adjustments to the metrics applicable to the Management by Objectives (MBO and Long Term Incentive - LTI).

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) excluding the effects of IFRS 15 and in Brazilian Reais (R$), in compliance with Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the third quarter of 2017 (3Q17) and the year to date 2017 (9M17), except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "plans," "predicts," "projects," "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company's future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

Attachment 1
TIM PARTICIPAÇÕES S.A.
Operating Indicators

DESCRIPTION	3Q18	3Q17	% YoY	2Q18	% QoQ	9M18	9M17	% YoY
Mobile Customer Base ('000)	56,241	59,390	-5.3%	56,554	-0.6%	56,241	59,390	-5.3%
Prepaid	36,604	42,620	-14.1%	37,474	-2.3%	36,604	42,620	-14.1%
Postpaid	19,637	16,771	17.1%	19,080	2.9%	19,637	16,771	17.1%
4G Users Base ('000)	33,112	24,797	33.5%	31,313	5.7%	33,112	24,797	33.5%
Market Share	24.0%	24.6%	-0.6p.p.	24.1%	0.0p.p.	24.0%	24.6%	-0.6p.p.
Prepaid	26.5%	27.3%	-0.8p.p.	26.4%	0.0p.p.	26.5%	27.3%	-0.8p.p.
Postpaid	20.5%	19.8%	0.7p.p.	20.5%	0.0p.p.	20.5%	19.8%	0.7p.p.
Gross Additions ('000)	6,069	6,918	-12.3%	5,885	3.1%	18,094	20,859	-13.3%
Net Additions ('000)	(312)	(1,441)	-78.3%	(1,340)	-76.7%	(2,393)	(4,028)	-40.6%
Monthly Churn (%)	3.8%	4.6%	-0.8p.p.	4.2%	-0.4p.p.	4.0%	4.5%	-0.5p.p.
Mobile ARPU (R$)	22.6	20.5	10.2%	21.9	3.2%	22.0	19.6	12.3%
Prepaid	11.6	11.7	-1.4%	11.2	2.8%	11.4	11.4	0.2%
Postpaid	39.7	40.1	-1.1%	40.0	-1.0%	39.9	39.4	1.1%
SAC/Gross (R$)	43	40	9.4%	48	-10.6%	46	39	19.1%
Fixed Telephony Customer Base ('000)	838	717	16.9%	774	8.3%	838	717	16.9%
TIM Live Customer Base ('000)	449	376	19.5%	423	6.0%	449	376	19.5%
TIM Live ARPU (R$)	77.5	70.2	10.4%	72.1	7.4%	73.5	65.7	11.9%
Handsets Sold ('000)	256	266	-3.8%	275	-6.8%	797	818	-2.6%
Smartphone Penetration (%)	83.0%	77.4%	5.6p.p.	83.9%	-0.9p.p.	83.0%	77.4%	5.6p.p.
Headcount	9,537	9,404	1.4%	9,621	-0.9%	9,537	9,404	1.4%

1. Operations

1.a Corporate Structure

TIM Participações S.A. (“TIM Participações” and/or the “Company”) is a publicly-held corporation based in the city of Rio de Janeiro, State of Rio de Janeiro, and a subsidiary of TIM Brasil Serviços e Participações S.A. (“TIM Brasil”). TIM Brasil is a subsidiary of the Telecom Italia Group and holds 66.58% of the capital of TIM Participações as at September 30, 2018, (66.58% as at December 31, 2017). The main purpose of the Company and its subsidiaries (the “Group”) is to control companies providing telecommunications services, including personal mobile telecom services and others, in their licensed areas. The services provided by TIM Participações’ subsidiaries are regulated by the Agência Nacional de Telecomunicações (“ANATEL”).

The Company’s shares are traded on B3 (formerly BM&F/Bovespa). Additionally, TIM Participações trades its Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE) – USA. Accordingly, the Company is subject to the rules of the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”) and the U.S. Securities and Exchange Commission (“SEC”). In accordance with market best practice, TIM Participações adopts the practice of simultaneously releasing its financial information in Reais in both markets, in Portuguese and English.

Corporate Reorganization

On July 25, 2017, the meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular S.A. and Intelig Telecomunicações Ltda. (“Intelig”) through the takeover of TIM Celular by Intelig. On September 6, 2017, the corporate act transforming Intelig into a closely-held joint stock company was annotated, and its corporate name was changed to TIM S.A. representing the first phase of the restructuring project. On September 30, 2018, the Company’s management had obtained from third parties all approvals and consents required to perform the said Restructuring. As a result, the Company’s management decided to perform the merger on October 31, 2018, based on the net book assets of TIM Celular, in accordance with the valuation report issued by independent experts as at September 30, 2018. Also as a result of this corporate restructuring, the amount of R$952,368 relating to deferred tax assets arising from tax losses and the negative base of TIM S.A. were recognized on September 30, 2018 (Note 10).

Direct subsidiaries

(a)

TIM Celular S.A. (“TIM Celular”)

The Company holds 100% of TIM Celular’s capital. This subsidiary provides Landline Telephone Services (“STFC”) - Domestic Long Distance and International Long-Distance voice services, Personal Mobile Service (“SMP”) and Multimedia Communication Services (“SCM”) in all Brazilian States and in the Federal District.

(b)

TIM S.A. (formerly called “Intelig”)

The Company also holds 100% of TIM S.A.’s capital. This company provides Local voice services (“SFTC”) and SCM services in all Brazilian states and in the Federal District.

2.

Basis for preparation and disclosure of the quarterly information

The individual and consolidated quarterly information has been prepared in accordance with the accounting practices adopted in Brazil, which include the resolutions issued by the Brazilian Securities Commission (“CVM”), the pronouncements, guidance and interpretations issued by the Accounting Pronouncements Committee (“CPC”) and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), and provide all material information required for such quarterly information, and only this information, which is consistent with the information used by Management in the course of its duties.

The significant accounting policies applied to the preparation of this quarterly information are described below and/or presented in the respective notes. These policies were consistently applied to the periods and/or years presented, unless otherwise indicated.

a.

General preparation and disclosure criteria

The quarterly information was prepared taking into account the historical cost as the base value and financial assets and liabilities (including derivative financial instruments) measured at fair value.

The individual and consolidated quarterly information was prepared in accordance with Technical Pronouncement CPC 21 – “Interim Statements”, and with IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”), as well as with the presentation of this information in compliance with the standards issued by the Brazilian Securities Commission (“CVM”) applicable to the preparation of Quarterly Information (“ITR”). As the Brazilian accounting practices applicable to the individual financial information, since 2014, do not differ from the IFRS applicable to separate financial information, as now the IFRS permit the application of the equity method in subsidiaries, affiliates and joint ventures in separate information, they are also in accordance with the International Financial Reporting Standards (“IFRS”) issued by the IASB. This individual quarterly information is presented together with the consolidated quarterly information.

Assets and liabilities are reported according to their degree of liquidity and collectability. They are reported as current when they are likely to be realized or settled over the next 12 months. Otherwise, they are recorded as non-current. The only exception to this procedure involves deferred income tax and social contribution balances, both assets and liabilities that are fully classified as long term.

The presentation of the individual and consolidated Statement of Value Added (Demonstração do Valor Adicionado – “DVA”), is required by the Brazilian Corporate Legislation and accounting practices adopted in Brazil applicable to listed companies. IFRS does not require the presentation of this statement. As a consequence, according to the IFRS, this statement is presented as supplementary information, without affecting the quarterly information.

b.

Functional currency and presentation currency

The presentation currency for the quarterly information is the Real (R$), which is also the functional currency for all the companies consolidated in this quarterly information.

Transactions in foreign currency are recognized at the exchange rate on the date of the transaction. Monetary items in foreign currency are converted into Reais at the exchange rate on the date of the balance sheet published by the Central Bank of Brazil. Exchange gains and losses linked to these items are recorded in the statement of income.

c.

Segment information

Operating segments are the components of the entity that develop business activities from which revenue can be obtained and in relation to which expenses are incurred. Their operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions on the allocation of resources and to assess the performance of each segment. For a segment to exist, it must have separate financial information available.

The Company’s chief operating decision maker, responsible for allocating resources and for periodic performance evaluation, is the Executive Board. The Executive Board and the Board of Directors are jointly responsible for making strategic decisions and for managing the Group.

The Group’s strategy is to optimize the consolidated results of TIM Participações. This strategy includes optimizing the operations of each group company, in addition to taking advantage of the synergies generated between them. Notwithstanding the various business activities, the decision makers see the Group as a single business segment and do not take into account specific strategies intended for a particular line of service. All decisions on strategic, financial, purchasing, investment and fund investment planning are made on a consolidated basis. The aim is to maximize the consolidated result obtained by exploring the SMP, STFC and SCM licenses.

d.

Consolidation procedures

Subsidiaries are all entities over which the Group holds control. The Group controls an entity when it is liable or has rights to variable returns on the basis of its involvement with the subsidiaries and has the ability to affect those returns through its power over the investee. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. The consolidation is discontinued from the date that the Group loses control over that entity.

The purchase accounting method is used to record the acquisition of subsidiaries by the Group. The acquisition cost is measured as the fair value of the assets offered, equity instruments (e.g. shares) issued and liabilities incurred or assumed by the acquirer at the date when control is exchanged. Identifiable assets acquired, contingencies and liabilities assumed in a business combination are initially measured at their fair value as at the acquisition date, irrespective of the proportion of any minority interest. The excess of the acquisition cost over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of net assets of the subsidiary acquired, the difference is recognized directly in the statement of income as revenue, after a review of the concepts and calculations applied.

Transactions between Group companies, as well as balances, unrealized gains and losses related to these transactions, are eliminated. The accounting policies of subsidiaries have been adjusted to ensure consistency with the accounting policies adopted by TIM Participações. The dates of the financial statements used in the consolidation is the same for all Group companies.

e. Approval of the quarterly information

The quarterly information was approved by the Company’s Board of Directors on November 6, 2018.

f.  New standards, amendments and interpretations of standards

I) The following new standards were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB), and are in force from January 1, 2018:

IFRS 9/CPC 48 – “Financial instruments”

On December 22, 2016, the CVM approved accounting and technical pronouncement CPC 48, which is equivalent to IFRS 9. The Company opted for the retrospective adoption of this standard, with the cumulative effect of the initial application being recognized on the date of this initial application, that is, January 1, 2018, being recognized the cumulative effect on the date of the initial application of the standard as an adjustment to the initial balance of the revenue reserve in shareholders’ equity.

This standard is applicable to financial assets and liabilities, and covers issues relating to the classification, measurement, impairment and derecognition of financial assets and liabilities, as well as hedge qualification and accounting criteria.

This standard requires that entities classify their financial assets as measured at amortized cost, at fair value through other comprehensive income, or at fair value through profit or loss, based on the assessment of the following assumptions:

(i)

The business model of the entity regarding the management of financial assets; and

(ii)

The characteristics of the contractual cash flow of the financial asset.

Regarding the classification of financial liabilities, this standard broadly maintains the requirements set forth in IAS 39/CPC 39, according to which entities must classify most financial liabilities as measured subsequently at amortized cost, except for derivative financial instruments, financial guarantee agreements and commitments to grant loans at interest rates that are lower than those used in the market, among others. There was no material impact on the classification of financial assets and liabilities of the Company due to the adoption of the new standard. Complete information based on the nature of each financial asset and liability, as provided for in this new standard, is disclosed in Note 36.

Regarding impairment, the new standard establishes the recognition of the provision for expected credit losses, according to which the entities must recognize a provision for expected losses in financial assets measured at amortized cost. The impact of the adoption of the new model for calculating the impairment of financial assets resulted in an increase of approximately R$130 million in the provision for doubtful accounts as at January 1, 2018, as presented in the table below.

IFRS 15/CPC 47 – “Revenue from Contracts with Customers”

CVM resolved to approve technical accounting pronouncement CPC 47, which is equivalent to IFRS 15, as of December 22, 2016. The Company adopted IFRS15 (CPC47) retrospectively, with the cumulative effects of the initial application being recognized on the date of the initial application, on January 1, 2018. Accordingly, as provided for in this standard, the Company recorded the cumulative effect as at the date of the initial application of the standard as an adjustment to the initial balance in the revenue reserve. In accordance with this transition method, the entity applied this pronouncement retrospectively only for contracts that are still in force as at the date of the initial application.

Currently, the Company offers commercial packages that basically bundle equipment or mobile devices with fixed or mobile telephony services, while the revenue from services are recognized separately, in accordance with their nature and based on their relevant fair values.

Identification of contracts

The Company performed a comprehensive review of the commercial offers in force, in order to identify the principal contractual clauses and other contractual elements that may be significant regarding the adoption of the new accounting standard.

Identification of performance obligations

Upon the adoption and initial application of the contract, the Company assessed the goods or services that were contractually promised to the customer and identified the performance obligations based on the commitments made to customers regarding the transfer of the following items:

(i)

Distinct goods or services (or group of goods or services), or

(ii)

Distinct goods or services that are substantially the same, and that can be transferred to customers using the same transfer patterns.

Goods or services promised to customers are deemed to be “distinct” when the following criteria are fulfilled:

(a)

Customers are able to benefit from the item or service, whether separately, or jointly with other resources that are readily available to them (that is, the good or service is able to be “distinct”); and

(b)

The Company’s promise to transfer the item or service to customers can be separated from other commitments undertaken within the contract (that is, the commitment to transfer the item or service is “distinct” within the context of the contract).

Upon reviewing its contracts, the Company verified the existence of two main performance obligations: (i) sale and/or rental of equipment or mobile devices; and (ii) provision of fixed and/or mobile telephony and broadband (internet) services. Accordingly, the Company will recognize revenue when, or to the extent that, it satisfies the performance obligations by transferring the goods or services that were promised to the customer. An asset will be deemed as “transferred” when, or to the extent that, the customer obtains control of the asset.

Determination and allocation of price to performance obligation

The individual selling price was defined by the Company based on regulated prices; a price list that considers costs plus margin, and the individual sales price of the Company or the market; or the contract price, which would be similar to that provided for in contracts with similar characteristics.

Thus, the adoption of the new revenue standard in some cases resulted in the early recognition of revenue from the sale of equipment and/or mobile devices, which are usually recognized upon the transfer of control to the customer, basically due to the allocation of discounts between the performance obligations arising from the sale of plans that include services as well as equipment/devices. The difference between the book value of sales of equipment and/or mobile devices, and the amount received from the customer will be recorded as a contractual asset and/or liability at the beginning of the contract. Revenue from telephony services, in turn, will be recognized in income at its book value, upon allocation of the transaction price, and to the extent that the services are provided on a monthly basis.

Revenue from sales of devices to business partners are accounted for upon physical delivery to the partner, net of taxes, rather than upon sale to end customers, as the Company does not hold any control over the products sold.

Costs of obtaining the contract

In accordance with the standard, the entity must recognize in assets the incremental costs of obtaining the contract if the entity expects to recover such costs. Upon adoption of the new standard, the Company recognized, under “prepaid expenses”, these amounts in assets and, subsequently, in income, in accordance with the transfer, to the customer, of the goods or services to which the asset refers. It should be highlighted that the Company already capitalized costs of obtaining new agreements, in the corporate segment only, which were measured and registered net of any impairment adjustments, as required in CPC 04 and/or IAS 38, and that, following the adoption of IFRS 15/CPC 47 (Note 15.h), the Company’s management decided to reclassify the accumulated balances from the “intangible assets” account to the “prepaid expenses” account.

As a result of the above, the Company recognized, on January 1, 2018, an increase of R$36 million, before deferred taxes, in the item “profit reserve.”

The table below presents the principal effects of the adoption of the new IFRS 15, also including the effects of the adoption of IFRS 9 in the opening balances as at January 1, 2018.

	Consolidated
	Originally Reported	Adjustments	Balances under IFRS 15 and 9
	Dec. 2017		Dec. 2017
Assets	32,600,365	(58,100)	32,542,265

Current assets	7,607,388	38,474	7,645,862
Trade accounts receivable (e)	2,540,856	(130,137)	2,410,719
Contractual assets (b)	-	5,397	5,397
Inventories	123,785		123,785
Prepaid expenses (a, c)	168,366	163,214	331,580
Other assets	4,774,381		4,774,381
Non-current assets	24,992,977	(96,574)	24,896,403
Long term receivables	2,841,962	32,186	2,874,148
Trade accounts receivable	26,207		26,207
Prepaid expenses (a, c)	39,466	32,186	71,652
Other assets	2,776,289		2,776,289
Property, plant and equipment	10,838,488		10,838,488
Intangible assets (c)	11,312,527	(128,760)	11,183,767

Liabilities and Shareholders’ Equity	32,600,365	(58,100)	32,542,265

Total Liabilities	14,449,181	4,019	14,453,200
Current liabilities	7,224,437	30,295	7,254,732
Contractual liability and deferred revenue (d)	480,431	30,295	510,726
Other liabilities	6,744,006		6,744,006

Non-current liabilities	7,224,744	(26,275)	7,198,469
Contractual liability and deferred revenue (d)	990,932	5,408	996,340
Deferred income and social contribution taxes (f)	98,919	(31,683)	67,236
Other liabilities	6,134,893		6,134,893

Shareholders’ Equity	18,151,184	(62,119)	18,089,065
Capital shares	9,866,298		9,866,298
Revenue reserves	6,612,819	(62,119)	6,550,700
Other	1,672,067		1,672,067

In the nine month period ended September 30, 2018, the new accounting standards had the following impact on the income for the period:

	Consolidated
	Balances without IFRS 15 and IFRS 9	Adjustments	Balances under IFRS 15 and IFRS 9

Net revenue from services (b, d)	11,980,863	4,006	11,984,869
Net revenue from products (b, d)	590,550	(51,412)	539,138
Net revenue	12,571,413	(47,406)	12,524,007
Cost of services provided and goods sold	(3,420,015)		(3,420,015)
	9,151,398	(47,406)	9,103,992
Operating revenue (expenses)	(4,458,326)	(96,017)	(4,554,343)
Selling expenses (a, e)	(3,491,107)	(96,017)	(3,587,124)
General and administrative expenses	(661,827)		(661,827)
Other revenue (expenses), net	(305,392)		(305,392)
	4,693,072	(143,423)	4,549,649

Depreciation and amortization (c)	(3,065,018)	128,518	(2,936,500)

Financial income (expenses)	(479,389)	-	(479,389)

Income before income and social contribution taxes	1,148,665	(14,905)	1,133,760

Income and social contribution taxes (f)	774,090	5,068	779,158

Net income for the period	1,922,755	(9,837)	1,912,918

The principal adjustments arising from the new standard are as follow:

a-

Costs of obtaining contracts with customers, which are deferred over the period of the contract (from 12 to 24 months), net of any impairment adjustments.

b-

Contractual assets recognized when the Company has complied with the performance obligations through the sale of equipment/devices or the provision of services to the client before the client pays the consideration, or before the payment is due.

c-

Reclassification to the “prepaid expenses” account of costs of obtaining contracts that were formerly capitalized as intangible assets.

d-

Contractual liabilities recognized when the client has paid the consideration, or when the Company has the right to a consideration amount that is unconditional, before the Company has complied with the performance obligation, whether through the sale of equipment/devices or the provision of services to the client.

e-

Increase in the provision for losses from doubtful accounts arising from the use of the new standard IFRS 9/CPC 48, in which the Company should recognize a provision for expected credit losses.

f-

Tax impact on first-time adjustments under the new accounting standards.

Contracts with customers

The table below contains information on the portion of trade accounts giving rise to contractual assets and liabilities.

09/2018

Trade accounts receivable	2,121,460
Contractual assets	-
Contractual liabilities	(16,639)

Contracts with customers give rise to the allocation of discounts under combined loyalty offers, where discounts may be given on equipment and/or services, generating a contractual asset or liability, respectively, depending on nature of the offer in question.

Summary of the main changes during the period:

Contractual assets (liabilities)
Balanceas atJanuary 1, 2018	(12,305)
Additions	(13,683)
Write-off	9,349
Balance as at September 30, 2018	(16,639)

The estimated realization of the balances of contractual assets is described below:

	2018	2019	2020
Contractual assets (liabilities)	(4,272)	(11,008)	(1,359)

In accordance with paragraph 121 of IFRS 15, the Company is not presenting the effects of contracts with customers effective for less than one year.

II) The new standards below were issued by the Accounting Pronouncements Committee (CPC) and the International Accounting Standards Board (IASB), but they are not in force for the period ended September 30, 2018. The early adoption of these standards, although encouraged by the IASB, was not allowed in Brazil by CVM, based on a pronouncement of the CPC.

•

Annual improvements in IFRS – Cycle 2015 to 2017

•

IFRS16/CPC 06 (R2) – Leases

•

IFRIC23 – Uncertainty regarding income tax treatment

•

IFRS9 amendments – Prepayment features with negative compensation

•

IAS28 amendments – Long term interests in associates and joint ventures

•

IFRS10 and IAS28 amendments – Sale or constitution of assets between an investor and its affiliate or joint venture

•

IFRS17 – Insurance contracts

Based on studies conducted to date, the Company does not expect the adoption of these standards, changes and interpretations to have a significant impact on the Group´s financial statements in 2019, except for the standard regarding leases, as detailed below.

IFRS 16/CPC 06 (R2) – “Leases”

In July 2014, the IASB issued IFRS 16, which replaced IAS 17 and refers to annual periods beginning on or after January 1, 2019, and approved by the CVM on December 21, 2017.

The new standard establishes the principles for the recognition, measurement, reporting and disclosure of leases, and requires the recognition by lessees of assets and liabilities arising from lease agreements, except for short term contracts, that is, with a term of 12 months or less, or contracts in which the value of the underlying assets is low. In accordance with this standard, lessees must apply this pronouncement to lease agreements in two ways:

(i)

Retrospectively for each previous period presented in accordance with IAS 8/CPC 23 (Accounting Policies, Changes in Estimates and Correction of Errors); or

(ii)

Retrospectively, with the cumulative effect of the initial application of this pronouncement, recognized as at the date of initial application.

The Company decided to adopt IFRS16 (CPC 06 (R2) retrospectively, while the cumulative effect of the initial application is recognized on the date of initial application, that is, January 1, 2019.

The Company has a significative number of lease agreements under which it is the lessee. Currently, a portion of these contracts are recognized as operating leases, and their payments are recorded on a straight line basis throughout the period of the contract.

The Company is currently analyzing its lease agreements, as well as their financial impacts, and expects a significant increase in total assets and liabilities upon the initial adoption of the standard, due to the recognition of the rights to use “leased” assets and the liabilities arising from these leases, respectively.

The addition of liabilities from leases due to the recognition of asset use rights results in a corresponding increase in net debt, while depreciation and interest expenses are recognized in the statement of income, replacing operating lease expenses (“rent”). This accounting treatment will have a positive impact on Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”), with a corresponding increase in net cash from operations reported in the cash flow statements.

The accounting effects will be examined as part of the implementation of IFRS 16/CPC 06 (R2). However, as a result of the volume of contracts and information required to determine the quantitative impact, the Company believes that the current estimate is not adequately precise to be disclosed. In qualitative terms, the principal transactions to be impacted by the new standard include: rental of vehicles, rental of stores and kiosks in shopping malls, rental of sites and sharing of infrastructure.

There are no other present IFRS standards or IFRIC interpretations not yet in force that could have a significant impact on the quarterly statements of the Group.

Estimates and areas where judgment is significant in the application of the Company’s accounting policies

Accounting estimates and judgments are continuously reassessed. They are based on the Company´s historical experience and other factors, such as expectations of future events, considering the circumstances as at the date of the quarterly statements.

By definition, the accounting estimates resulting from such assumptions rarely equal the actual outcome. The estimates and assumptions that present a significant risk of causing relevant adjustments in the book values of assets and liabilities in subsequent fiscal years are shown below:

 (a)

Impairment losses on non-financial assets

Losses due to impairment take place when the book value of an asset or cash generating unit exceeds its respective recoverable value, which is considered as the fair value less costs to sell and/or the value in use, whichever is greater. The calculation of the fair value less costs to sell is based on information available from sales transactions involving similar assets or market prices, less additional costs that would be incurred to dispose of those assets. The value in use is based on the discounted cash flow model. Cash flow derives from the Company’s business plan. Since this is an ongoing business, from the fifth projection year a perpetual nominal growth of cash flow was estimated.

Any reorganization activities to which the Company has not yet committed itself on the quarterly statements disclosure date, or any material future investments aimed at improving the asset base of the cash generating unit being tested, are excluded for the purpose of impairment testing.

The recoverable value is sensitive to the discount rates used under the discounted cash flow method, as well as to the expected future cash receivables and the growth rate of revenue and expenses used for extrapolation purposes. Adverse economic conditions may lead to significant changes in these assumptions.

The main non-financial assets valued this way were goodwill based on the future profitability recorded by the Company (Note 15).

 (b)

Income tax and social contribution (current and deferred)

Income tax and social contribution (current and deferred) are calculated in accordance with interpretations of the legislation currently in force. This process normally includes complex estimates to define the taxable income and temporary differences. In particular, deferred tax assets on income tax and social contribution losses and temporary differences are recognized to the extent that it is probable that future taxable income will be available and can be offset. The measurement of the recoverability of deferred income tax and social contribution losses carry forward and of temporary differences takes into account the history of taxable income, as well as estimates of future taxable income (Note 10).

(c)

Provision for legal and administrative proceedings

Legal and administrative proceedings are analyzed by the Company’s Management and internal and external legal advisors. The Company’s review takes into account factors such as the hierarchy of laws, case law available, recent court decisions, their relevance to the legal order, as well as payment history. Such reviews involve Management’s judgment (Note 24).

(d)

Fair value of derivatives and other financial instruments

Financial instruments presented at fair value in the balance sheet are measured using evaluation techniques that take into acount observable data or observable data derived from the market (Note 36).

(e)

Unbilled revenue

Considering that some billing cut-off dates occur on intermediate dates within the months, at the end of each month there will be revenue already earned by the Company but not effectively billed to the customers. This unbilled revenue is recorded based on estimates which take into account data on usage, the number of days since the last billing date, among other factors (Note 27).

Cash and cash equivalents

These are financial assets measured at amortized cost through the effective interest rate method. The Company’s Management determines the classification of its financial assets upon initial recognition.

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017

Cash and banks	80	267	54,214	40,283
Unrestrictedly available financial investments:
CDBs/Repurchases	-	28,102	599,095	2,920,435

	80	28,369	653,309	2,960,718

Bank Deposit Certificates (“CDBs”) and Repurchases are nominative securities issued by banks and sold to the public as a means of raising funds. Such securities can be traded during the contracted period, at any time, without any significant loss of value, and are used to repay the short term obligations of the Company.

The annual average return on the Company’s investments in CBDs and Repurchases is 100.15% (100.92% at December 31, 2017) of the Interbank Deposit Certificate (“CDI”) rate.

Marketable Securities

	Consolidated
	09/2018	12/2017

FUNCINE (3)	2,861	2,997
Sovereign Fund (4)	6,779	-
FIC: (1)
Government Securities	149,524	284,075
Repo Transactions (2)	247,925	236,095
Financial Bills	97,416	161,789
Other	94,329	83,655

Current portion	(595,973)	(765,614)
Non-current portion	2,861	2,997

(1) In August 2017, the Company invested in open-ended Investment Funds in Units (“FICs”). The Funds are mostly made up of government securities and instruments of first-tier institutions. In 2018, the average yield of FICs was 100.58% of the variation of the Interbank Deposit Certificate (CDI) rate.

(2) “Repo Transactions” are securities issued by banks with a commitment to repurchase within one day at pre-established rates. These repo transactions are backed by federal government bonds and are used by the fund with the purpose of remunerating the capital available in cash.

(3) In December 2017, the Company opened a National Film Industry Financing Fund (“FUNCINE”) in the amount of R$3 million in order to obtain deductibility benefits for income and social contribution tax purposes.

(4) The sovereign fund includes federal securities only.

Trade accounts receivable

These are financial assets measured at amortized cost, and refer to accounts receivable from users of telecommunications services, from network use (interconnection) and from sales of handsets and accessories. Accounts receivable are recorded at the price charged at the time of the transaction. The balances of accounts receivable also include services provided and not billed (“unbilled”) until the balance sheet date. Accounts receivable from clients are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method less losses due to doubtful accounts (“impairment”).

Losses due to doubtful accounts were recognized as a reduction in accounts receivable based on the profile of the subscriber portfolio, the aging of overdue accounts receivable, the economic situation, the risks involved in each case and the collection curve, at an amount deemed sufficient by management.

The fair value of trade accounts receivable equals the book value recorded as at September 30, 2018 and December 31, 2017. A portion of the accounts receivable from clients is used to secure the total amount of BNDES borrowing (Note 20).

	Consolidated
	09/2018	12/2017

Trade accounts receivable	2,787,324	2,567,063

Gross accounts receivable	3,473,969	3,031,808

Billed services	1,633,317	1,390,616
Unbilled services	737,978	610,570
Network use	297,893	367,894
Sale of goods	803,232	661,180
Other accounts receivable	1,549	1,548

Provision for losses on doubtful accounts	(686,645)	(464,745)

Current portion	(2,664,872)	(2,540,856)
Non-current portion	122,452	26,207

The non-current portion includes the amount of R$103 million related to accounts receivable from other operators.

Change in losses from doubtful debts, recorded as an asset reducing account, were as follow:

	Consolidated
	09/2018	12/2017

Opening balance	464,745	370,452
Set-up of provision	395,511	316,387
Write-off of provision	(173,611)	(222,094)
Closing balance	686,645	464,745

The aging of accounts receivable is as follows:

	Consolidated
	09/2018	12/2017

Total	3,473,965	3,031,808

Falling due	2,359,779	2,028,983
Overdue- 1 to 30 days	260,098	271,560
Overdue - 31 to 60 days	111,076	113,584
Overdue -61 to 90 days	114,474	109,568
Overdue - over than 90 days	628,538	508,113

Inventories

Inventories are stated at average acquisition cost. A loss is recognized to adjust the cost of handsets and accessories to their net realizable value (selling price) when this amount is less than the average acquisition cost.

	Consolidated
	09/2018	12/2017

Total inventories	151,297	123,785

	156,792	133,899
Mobile handsets and tablets	119,089	107,195
Accessories and prepaid cards	28,957	16,156
TIM chips	8,746	10,548

Losses on adjustment to realizable amount	(5,495)	(10,114)

8.

Indirect taxes and contributions recoverable

	Consolidated
	09/2018	12/2017

Indirect taxes and contributions recoverable	1,169,453	1,335,587

ICMS	1,129,528	1,296,255
Other	39,925	39,332

Current portion	(274,037)	(386,001)
Non-current portion	895,416	949,586

ICMS (value added tax on goods and services) amounts recoverable primarily refer to: (i) credits on the acquisition of property, plant and equipment directly related to the provision of telecommunication services (credits divided over 48 months), and (ii) ICMS amounts paid under the tax substitution regime from goods acquired for resale, mainly mobile handsets, chips, tablets and modems sold by TIM.

In March 2017, the Federal Supreme Court (“STF”) recognized the unconstitutionality of including ICMS amounts in the calculation base of PIS and COFINS contributions. TIM Participações, through its subsidiaries TIM Celular S.A. and TIM S.A. (previously named “Intelig Telecomunicações Ltda.”), has been challenging this issue in court since 2007 and 2006, respectively, with effects retroactive to up to five years, i.e. 2002 and 2001 respectively, as permitted. Based on STF’s opinion favorable to taxpayers, the Company, supported by the opinion of its legal consultants, ceased to include the ICMS in the calculation base of PIS and COFINS social security contributions from April 2017.

The proceedings of subsidiaries have already received favorable decisions from the Appellate Court, aligning the understanding of the lower courts with the STF decision, and the appeals filed by the National Treasury have been denied based on these same arguments. Despite the request for the modulation of effects made by the Prosecutor’s Office of the National Treasury, the Company, supported by its legal consultants, believes that the decision will not affect any rights claimed under the legal actions.

The Company is calculating the amounts to which it will be entitled at the end of the proceedings, and after the final and unappealable decision and procedural recognitions, credits should amount to R$3,247 million, of which R$1,856 million corresponds to the principal, and R$1,391 million to monetary adjustments.

9.

Direct taxes and contributions recoverable

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017

Direct taxes and contributions recoverable	16,197	11,677	484,845	532,543

Income tax (IR) and social contribution (CS) (i)	-	2,129	380,854	434,823
PIS/COFINS (ii)	-	3,721	34,083	53,509
Other	16,197	5,827	69,908	44,211

Current portion	(16,197)	(11,677)	(269,776)	(323,040)
Non-current portion	-	-	215,069	209,503

(i)

The amounts corresponding to income and social contribution taxes are substantially related to: (a) advances made over the period during which the use is expected, for the year 2018; and (b) other income and social contribution tax credits from previous years whose current estimated period of use will be more than 12 months later.

(ii)

The PIS/COFINS amounts recoverable refer to: (i) credits from a legal proceeding with a final and unappealable decision, challenging the constitutionality of the increase in the PIS and COFINS calculation base provided for in Law No. 9.718/98; and (ii) credits calculated on rights and services used as inputs, in accordance with the applicable legislation.

10.

Deferred income tax and social contribution

Deferred income tax and social contribution are recognized on: (1) accumulated income tax carried forward losses and negative basis of social contribution, and (2) temporary differences arising from differences between the tax bases of assets and liabilities and their carrying values in the quarterly statements. Deferred income tax is determined using the tax rates (and tax laws) enacted, or substantially enacted, up to the balance sheet date. Subsequent changes in tax rates or tax legislation may modify the deferred tax credit and debit balances.

Deferred tax assets on income tax and social contribution are recognized only in the event of a profitable track record and/or when the annual forecasts prepared by the Company, examined by the Fiscal Council and Statutory Audit Committee and approved by other management bodies, indicate the likelihood of the future realization of those tax balances.

The balances of deferred income tax and social contribution assets and liabilities are shown in the balance sheet at their net amounts, when there is both a legal right and an intention to offset them at the time when the current taxes are ascertained, usually in relation to the same legal entity and the same taxation authority. Thus, deferred tax assets and liabilities belonging to different entities are in general shown separately, not at their net amounts.

As at September 30, 2018 and December 31, 2017, the prevailing tax rates were 25% for income tax and 9% for social contribution. The tax incentives shown in Note 25 are also being considered in deferred taxes.

The amounts recorded are as follow:

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017
Tax losses	39,641	34,441	778,926	117,411
Social contribution negative base	14,335	12,463	290,636	55,879
Temporary differences:
Provision for legal and administrative proceedings	3,199	908	225,944	196,589
Losses on doubtful accounts	-	-	238,924	164,707
Adjustments to present value – 3G license	-	-	9,609	11,066
Deferred income tax on accounting adjustments
Acquisition of stocks from minority shareholders	53,569	53,569	53,569	53,569
Other	-	-	5,080	6,270
Lease of LT Amazonas Infrastructure	-	-	22,009	19,003
Profit sharing	543	1,479	13,577	40,902
Taxes with suspended enforceability	-	-	12,872	12,872
Amortized goodwill – TIM Fiber	-	-	(370,494)	(370,494)
Derivative financial instruments	-	-	(42,803)	(16,432)
Capitalized interest on 4G authorization	-	-	(293,293)	(258,175)
Deemed costs – TIM S.A.	-	-	(85,251)	(94,912)
Other	-	-	69,019	65,686
	111,287	102,860	928,324	3,941

Unrecognized deferred income tax and social contribution	(111,287)	(102,860)	(128,663)	(102,860)
	-	-	799,661	(98,919)

Deferred tax assets portion	-	-	971,856	-
Deferred tax liabilities portion	-	-	(172,195)	(98,919)

TIM Celular

The subsidiary TIM Celular has set up deferred income tax and social contribution assets on its total tax losses, negativre basis of social contribution and temporary differences, based on the history of profitability and the projected future taxable earnings.

The subsidiary TIM Celular used credits related to tax losses carried forward and the negative basis of social contribution in the amount of R$59,602 during the period ended September 30, 2018 (R$93,419 as at September 30, 2017).

TIM S.A.

As previously communicated to the market, TIM Celular S.A. merged into TIM S.A. (previously named “Intelig Telecomunicações Ltda.”) on October 31, 2018 with the main objective of reducing the operating costs of the companies involved, creating synergies and enabling the achievement of the corporate purposes of the two companies. Thus, after the merger, tax credits may also arise from tax losses and negative Social Contribution base on the income of TIM S.A., considering that the latter, based on the consolidated results of TIM Celular after the said merger, estimates that the taxable income will be sufficient to use the said deferred credits.

On September 30, the Company recorded total deferred tax assets of R$952,368 arising from amounts that may be used as tax losses (R$702,619) and the negative base of Social Contribution on Income (R$249,749), since all of the factors required for the merger are controlled by the Management; the feasibility studies regarding the use of tax benefits was completed and approved by the Company’s governance bodies, as provided for in CVM 371/02; the schedule for the restructuring process is in accordance with the estimates; and all approvals and/or consent of third parties (ANATEL and BNDES) were obtained by the Company.

Expectation of recovery of tax credits

The estimates regarding the recovery of tax assets were calculated taking into account the financial and business assumptions available at the close of 2017 and reviewed for the period ended September 30, 2018.

Based on these projections, the subsidiaries expect to recover the credits as follows:

Deferred income and social contribution taxes
2018	23,091
2019	131,580
2020 to 2024	843,540

Tax losses and negative base	998,211
Temporary differences	(198,550)
Total	799,661

Unrecognized deferred tax assets

Considering that TIM Participações S.A. does not carry out activities that could generate taxable profits, deferred tax credits arising from income tax and social contribution tax losses and temporary differences, totaling R$111,287 at September 30, 2018 (R$102,860 at December 31, 2017), were not recognized.

11.

Prepaid expenses

	Consolidated
	09/2018	12/2017

	499,978	207,832

Fistel (i)	213,364	‐
Advertising not released (ii)	30,317	124,387
Rentals and insurance	62,513	49,185
Network swap (iii)	13,634	20,191
Incremental costs for obtaining client contracts (iv)	169,065	-
Other	11,085	14,069

Current portion	(427,900)	(168,366)
Non-current portion (iv)	72,078	39,466

(i) The Fistel fee, paid in March 2018, refers to the year 2018, and it is being appropriated to the income for the period on a monthly basis, at the proportion of 1/12.

(ii) Represent the early payment of expenses from the advertising of TIM brand’s products and services, which were recognized in income for the period during which the advertising is broadcast.

(iii) On April 1, 2010, the subsidiary TIM S.A. and GVT entered into an onerous contract and a reciprocal agreement for the assignment of fiber optic infrastructure (network swap), in order to expand their respective areas of operation. Given the economic nature of the transaction, the amount was recognized in the (current and non-current) prepaid expenses and deferred revenue (current and non-current).

(iv) Refers to incremental costs from the adoption of IFRS 15/CPC47. The balance as at January 1, 2018 was R$195,400 (Note 2.f).

(v) This is mainly represented by incremental costs incurred to obtain customer contracts amortized to income for the period according to the term of the agreement, which is usually two years.

12.

Judicial deposits

These are recorded at their historical costs and updated according to the legislation in force:

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017

	122,522	112,307	1,348,527	1,366,576

Civil	4,506	1,277	328,759	344,204
Labor	103,956	92,311	501,538	493,705
Tax	1,746	1,693	296,136	286,375
Regulatory	-	-	111	111
Online attachment (*)	12,314	17,026	221,983	242,181

(*) Refers to blocked judicial deposits directly on the Company´s bank accounts and financial investments related to certain judicial proceedings. This amount is analyzed periodically and, when identified, is reclassified to one of the other specific accounts of judicial deposits.

Civil

These are court deposits to guarantee the execution of civil proceedings where the Company is challenging the amounts involved. Most of these proceedings refer to lawsuits filed by customers, involving issues of consumer rights, among others.

There are some legal proceedings challenging the amounts fixed by ANATEL to leave certain sub-bands to allow the implementation of 4G technology, after TIM Celular won the auction. In this case, the updated court deposit amounts to R$66,010 (R$63,869 as at December 31, 2017).

Labor

These are amounts deposited in court as guarantees for the execution and the filing of appropriate appeals, where the relevant matters or amounts involved are still being discussed. The total amount has been allocated between the various claims filed by registered employees and third party service providers.

Tax

The Company and its subsidiaries have made court deposits related to various current tax court proceedings. These deposits refer mainly to the following matters:

(i)

2% increase in the ICMS rate for the Fund for the Eradication of Poverty (“FECP”) in the State of Bahia on prepaid telephone services provided by the Company. The current value of these deposits is R$94,529 (R$92,066 as at December 31, 2017).

(ii)

Use of credit for the purchase of electricity used directly by the companies for production purposes. The court is likely to give a favorable judgment. The current value of these deposits is R$73,716 (R$71,722 as at December 31, 2017).

(iii)

Liability for CPMF on the Company’s capitalization of loans; recognition of the right not to pay contributions allegedly due on mere changes in the ownership of current accounts as a result of a takeover. The current value of these deposits is R$9,944 (R$9,687 as at December 31, 2017).

(iv)

Constitutionality of the collection of the Operations Monitoring Charge (“TFF”) by a number of municipal authorities. The current value of these deposits is R$16,542 (R$15,824 as at December 31, 2017).

(v)

Failure to approve the offsetting of federal debts against credits for Withholding Tax (“IRRF”) because it is alleged that the credits are insufficient, as well as the deposit placed to ensure the issue of a Tax Clearance Certificate. The current value of these deposits is R$10,788 (R$10,539 as at December 31, 2017).

(vi)

Liability for ISS on import services and outsourced services; alleged failure to pay for land clearance and Base Transceiver Station (“BTS”) maintenance services, for ISS on the Company’s services and for ISS on Co-billing services and software licensing (Blackberry). The Company´s right to take advantage of the benefit of spontaneous declaration in order to reverse confiscatory fines for late payment. The current value of these deposits is R$7,446 (R$7,056 as at December 31, 2017).

(vii)

Ancillary services provided for in ICMS Agreement 69/98 related to ICMS levied on amounts related to communications services charged for access, subscription, activation, habilitationavailability, subscription and use of services, among others. The current value of these deposits is R$6,032 (R$5,937 as at December 31, 2017).

(viii)

Voluntary reporting of tax debits and consequent cancellation of charging of fine for late payment. The current value of these deposits is R$4,459 (R$4,381 as at December 31, 2017).

(ix)

Deposit made by TIM S.A. related to the unconstitutionality and illegality of charging by the Telecommunications Services Universalization Fund (“FUST”). Plea for the recognition of the right not to pay FUST, and not to include in its calculation base interconnection and Industrial Exploration of Dedicated Line (“EILD”) revenue, as well as for the right not to be charged retroactively for differences arising from failure to comply with ANATEL Ruling 7/2005. The current value of these deposits is R$55,437 (R$53,128 as at December 31, 2017).

Investments – Parent company

Equity interests in subsidiaries are valued using the equity method only in the individual quarterly statements.

(a)

Interests in subsidiaries

	September 30, 2018
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	17,035,254	2,238,120

Net income for the period	987,585	1,007,696	1,995,281

Equity in income from subsidiaries	987,585	1,007,696	1,995,281

Investment amount	17,035,254	2,238,120	19,273,374

	December 31, 2017
	TIM Celular	TIM S.A.	Total

Number of shares held	38,254,833,561	4,041,956,045

Interest in total capital	100%	100%

Shareholders’ equity	16,724,656	1,231,926

Net income for the year	1,147,943	131,648

Unrealized results	-	350

Revised net income for the year	1,147,943	131,998	1,279,941

Equity in income from subsidiaries	1,147,943	131,998	1,279,941

Investment amount	16,724,656	1,231,926	17,956,582

(b)

(b)

Changes in investments in subsidiaries

	TIM Celular	TIM S.A.	Total

Balance of investments as at December 31, 2016	15,892,119	1,099,067	16,991,186
Equity in income from subsidiaries	1,147,943	131,998	1,279,941
Minimum mandatory dividend	(53,497)	-	(53,497)
Interest on shareholders’ equity	(224,725)	-	(224,725)
Stock options	7,277	(98)	7,179
Cash flow hedge	1,231	959	2,190
Retirement supplement	(692)	-	(692)
Supplementary dividends paid	(45,000)	-	(45,000)

Balance of investments as at December 31, 2017	16,724,656	1,231,926	17,956,582

Equity in income from subsidiaries	987,585	1,007,696	1,995,281
Supplementary dividends	(89,828)	-	(89,828)
Interest on shareholders’ equity	(527,400)	-	(527,400)
Stock options	1,385	61	1,446
Retirement complement	(588)	-	(588)
Impact from initial adoption of the new accounting standards (note 2.f)	(60,556)	(1,563)	(62,119)

Balance of investments as at September 30, 2018	17,035,254	2,238,120	19,273,374

Property, Plant and Equipment

Property, plant and equipment are stated at acquisition and/or construction cost, less accumulated depreciation and impairment losses (the latter only if applicable). Depreciation is calculated based on the straight line method over terms that take into account the expected useful lives of the assets and their residual values.

The estimated costs of dismantling towers and equipment on rented properties are capitalized and depreciated over the estimated useful lives of these assets. The Company recognizes the present value of these costs in property, plant and equipment with a counter-entry to the liability “provision for future asset retirement”. Interest incurred on updating the provision is classified within financial expenses.

Gains and losses on disposal are determined by comparing the amounts of these disposals with the carrying values at the time of the transaction and that are recognized in “other operating expenses (revenue), net” in the statement of income.

On January 1, 2009, TIM S.A., upon its initial adoption of IFRS/CPCs, used the deemed cost to measure its property, plant and equipment assets, according to ICPC 10, as approved by a CVM Deliberation. After this, its property, plant and equipment has been shown at its acquisition and/or construction historical cost. Both (deemed cost and historical cost) are reduced by the accumulated depreciation and from the impairment losses (the latter only if applicable).

(a)

Changes in property, plant and equipment

	Consolidated
	Balance at 12/31/2017	Additions (depreciation)	Disposals	Transfers	Balance at 09/30/2018
Cost of property, plant and equipment, gross
Commutation/transmission equipment	18,766,840	2,930	(47,582)	1,290,497	20,012,685
Fiber optic cables	683,971	20	-	31,698	715,689
Free leased handsets	2,181,630	-	(11,907)	99,237	2,268,960
Infrastructure	5,652,840	678	(1,703)	330,914	5,982,729
Informatics assets	1,615,325	9	(9,475)	53,024	1,658,883
General use assets	739,439	286	(2,018)	42,446	780,153
Land	40,794	-	-	-	40,794
Construction in progress	1,486,066	1,752,776	(183)	(1,847,816)	1,390,843
Total property, plant and equipment, gross	31,166,905	1,756,699	(72,868)	-	32,850,736

Accumulated depreciation
Commutation/transmission equipment	(13,373,003)	(1,153,151)	46,656	(5)	(14,479,503)
Fiber optic cables	(290,699)	(40,455)	-	-	(331,154)
Free leased handsets	(2,016,018)	(95,005)	6,019	-	(2,105,004)
Infrastructure	(2,697,878)	(348,383)	1,226	-	(3,045,035)
Informatics assets	(1,448,694)	(55,633)	9,464	5	(1,494,858)
General use assets	(502,125)	(33,359)	1,529	-	(533,955)
Total accumulated depreciation	(20,328,417)	(1,725,986)	64,894	-	(21,989,509)

Property, plant and equipment, net
Commutation/transmission equipment	5,393,837	(1,150,221)	(926)	1,290,492	5,533,182
Fiber optic cables	393,272	(40,435)	-	31,698	384,535
Free leased handsets	165,612	(95,005)	(5,888)	99,237	163,956
Infrastructure	2,954,962	(347,705)	(477)	330,914	2,937,694
Informatics assets	166,631	(55,624)	(11)	53,029	164,025
General use assets	237,314	(33,073)	(489)	42,446	246,198
Land	40,794	-	-	-	40,794
Construction in progress	1,486,066	1,752,776	(183)	(1,847,816)	1,390,843
Total property, plant and equipment, net	10,838,488	30,713	(7,974)	-	10,861,227

Construction in progress represents the cost of projects in progress related to the construction of network and/or other intangible assets over the period of their construction and installation, until the date when they start operating, when they will be transferred to their corresponding asset accounts.

(b)

Depreciation rates

Annual rate %
Commutation/transmission equipment	8 to 14.29
Fiber optic cables	4 to 10
Free-leased handsets	14.28 to 50
Infrastructure	4 to 20
Informatics assets	10 to 20
General use assets	10 to 20

In 2017, pursuant to IAS 16 (CPC 27), approved by a CVM Deliberation, the Company and its subsidiaries assessed the useful life estimates for their property, plant and equipment, concluding that there were no significant changes or alterations to the circumstances on which the estimates were based that would justify changes to the useful lives currently in use. To determine the useful lives of the assets, the Company considers not just the type of asset, but also the way it is used and the conditions in which the asset is used.

Intangible assets

Intangible assets are measured at historical cost less accumulated amortization and impairment losses (if applicable), and reflect: (i) the purchase of authorizations and rights to use radio frequency bands, and (ii) software in use and/or development. Intangibles also include: (i) the purchase of the right to use the infrastructure of other companies, (ii) customer lists, (iii) goodwill on purchases of companies, and (iv) costs of commission paid to dealers to obtain a new client.

Amortization charges are calculated using the straight line method over the estimated useful life of the assets contracted and over the terms of the authorizations and, in the case of costs of commission for the term of the agreement, as mentioned in note (h) below. The useful life estimates of intangible assets are reviewed regularly.

Any financial charges on funds raised (that is, without a specific destination) and used to obtain a qualifying asset, meaning an asset that requires a significant time to be ready for use, are capitalized as a portion of the cost of the asset when it is likely to bring future economic benefits to the entity and such costs can be accurately measured. These costs are amortized throughout the estimated useful lives of the assets.

The amounts of the SMP authorizations and rights to use radio frequencies, as well as software, goodwill and other items, were recorded as follow:

(a)

Changes in intangibles

	Consolidation
	Balance at 12/31/2017	Additions (amortization)	Transfers	Disposals	Capitalized Interests	Balance at 09/30/2018
Cost of intangible assets, gross
Right to use software	15,957,808	-	854,684	(1,270)	-	16,811,222
Authorizations	6,391,394	72,764	886,433	-	-	7,350,591
Goodwill	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers	384,455	-	(384,455)	-	-	-
List of clients	95,200	-	-	-		95,200
Right to use the infrastructure of LT Amazonas	198,202	-	-	-	-	198,202
Other assets	270,687	-	22,643	-	-	293,330
Intangible assets under development	3,724,587	666,247	(1,763,759)	-	124,939	2,752,014

Total intangible assets, gross	28,549,552	739,011	(384,454)	(1,270)	124,939	29,027,778
Accumulated amortization
Right to use software	(12,265,391)	(1,065,282)	-	1,270	-	(13,329,403)
Authorizations	(4,497,758)	(251,141)	-	-	-	(4,748,899)
Cost of deferred commission to dealers	(255,694)	-	255,694	-	-	-
List of clients	(95,200)	-	-	-	-	(95,200)
Right to use the infrastructure of LT Amazonas	(42,531)	(7,433)	-	-	-	(49,964)
Other assets	(80,451)	(19,053)	-	-	-	(99,504)

Total accumulated amortization	(17,237,025)	(1,342,909)	255,694	1,270	-	(18,322,970)

Intangible assets, net
Right to use software (c)	3,692,417	(1,065,282)	854,684	-	-	3,481,819
Authorizations	1,893,636	(178,377)	886,433	-	-	2,601,692
Goodwill (d)	1,527,219	-	-	-	-	1,527,219
Cost of deferred commission to dealers (h)	128,761	-	(128,761)	-	-	-
List of clients (e)	-	-	-	-	-	-
Right to use the infrastructure of LT Amazonas (f)	155,671	(7,433)	-	-	-	148,238
Other assets	190,236	(19,053)	22,643	-	-	193,826
Intangible assets under development (g)	3,724,587	666,247	(1,763,759)	-	124,939	2,752,014

Total Intangible Assets, net	11,312,527	(603,898)	(128,760)	-	124,939	10,704,808

Construction in progress represents the cost of projects in progress related to the acquisition of 4G authorizations and/or other intangible assets during the period of their construction and installation, up to the moment when they enter into operation, whereupon they will be transferred to the corresponding accounts for these assets.

(b)

Amortization rates

Annual rate %

Right to use software	20
Authorizations	5 to 50
Cost of deferred commission to dealers	50
List of clients	18
Right to use infrastructure	5
Other assets	7 to 10

(c)

Right to use software

The costs associated with maintaining software are recognized as expenses as they are incurred. Identifiable and unique development costs that are directly attributable to the design and testing of software products controlled by the Group are recognized as intangible assets when all capitalization criteria are met.

Directly attributable costs, which are capitalized as part of the software product, include costs for employees directly allocated to its development.

(d)

Goodwill from previous years

The Company and its subsidiaries have the following goodwill based on expectations of future profitability as at September 30, 2018, and December 31, 2017:

Goodwill on acquisition of TIM S.A. - The goodwill arising from the acquisition of TIM S.A. (formerly Intelig) in December 2009 in the amount of R$210,015 is based on the subsidiary’s expected profitability. The recoverability of goodwill is tested annually through impairment testing.

Goodwill from TIM Fiber SP and TIM Fiber RJ acquisitions - At the end of 2011, TIM Celular acquired Eletropaulo Telecomunicações Ltda. (which subsequently had its trade name changed to TIM Fiber SP Ltda. – “TIM Fiber SP”) and AES Communications Rio de Janeiro S.A. (which subsequently had its trade name changed to TIM Fiber RJ S.A. – “TIM Fiber RJ”). These companies were SCM providers in the main municipalities of the Greater São Paulo and Greater Rio de Janeiro areas, respectively.

TIM Fiber SP Ltda. and TIM Fiber RJ. S.A. were merged into TIM Celular S.A. on August 29, 2012.

The subsidiary TIM Celular recorded the goodwill allocation related to the purchase of the companies TIM Fiber SP and TIM Fiber RJ, at the end of the purchase price allocation process, at the amount of R$1,159,648.

Goodwill from the acquisition of minority interests in TIM Sul and TIM Nordeste - In 2005, the Company acquired all the shares of the minority shareholders of TIM Sul and TIM Nordeste, in exchange for shares issued by TIM Participações, converting these companies into full subsidiaries. The goodwill resulting from this transaction amounted to R$157,556.

As required by the accounting standards, the Company tests goodwill on business combinations involving TIM Group companies annually for impairment, and the methods and assumptions used by Management in the impairment testing of goodwill mentioned above are summarized below:

The Company’s Management understands that the smaller cash generating units, for the purposes of testing the impairment of goodwill on the purchase of the aforementioned companies, refer to the business at a consolidated level, and therefore should be assessed at the level of TIM Participações. This methodology is aligned with the strategic direction of the Company and its subsidiaries, as well as that of the market, in the sense of integrating the mobile and landline segments, in accordance with the assumptions below:

(i)

 At the time of purchase of these companies, the key reason for the purchase was to support and increase the competitiveness of the mobile business, to get into the residential and corporate broadband business, and to access the wholesale market, either directly or through swaps with other market operators in areas where TIM was not yet operating. In previous years, the Company believed that the cash generated by the Fiber and TIM S.A. businesses could be regarded as independent of the other lines of business, and so the goodwill impairment testing took into account only the cash flow directly related to these CGUs, which currently no longer makes sense due to the interdependence and/or synergies between mobile, landline and broadband operations;

(ii)

In recent years there has been a migration of usage of (and revenue from) voice services to data services, internationally and in Brazil specifically. The growing use of data has become a major challenge in terms of infrastructure, since mobile sites now require higher capacity to provide an efficient data service. The main solution adopted by TIM has been to introduce the Fiber to the Site (“FTTS”) approach, connecting the sites with a fiber optic network and installing small cells connected to this network, especially in Rio de Janeiro and São Paulo, in order to reduce congestion at mobile sites, increasing the transmission capacity and improving the quality of services. This led to a huge increase in the use of the TIM Fiber and TIM S.A. (Intelig) backbone for mobile services. This sharing of the network by mobile and fixed services makes it impossible to keep cash disbursements for CAPEX and OPEX separate between these two businesses;

(iii)

The behavior of telephone service customers is changing to a data-centered approach, where customers are always “connected”, using either the operator network or public or private Wi-Fi, which is possible as handsets become ever more advanced. Thus the telecom companies are offering services and data packages to obtain income from the constant usage of data. Introducing offers as packages has made it impossible to separate cash revenue from the mobile business and the fixed business; and

(iv)

From an organizational standpoint, the businesses of TIM Fiber and TIM S.A. (Intelig) are totally integrated into the mobile business.

Consequently, the impairment testing of the said goodwill used this CGU (TIM Participações) and the value in use method, with the principal assumptions used in impairment testing being summarized below:

  Percentage growth in the number of clients, in line with the Company’s business plan, prepared for 3+2 years.

  Progressive decrease in the client base for prepaid services and, in accordance with the historical trend and the industrial plan, this is being offset by greater penetration of postpaid services, in line with the Company’s business plan and prepared for 3+2 years, when the cash flow will stabilize and the growth can be estimated based on perpetuity.

  Operation and maintenance cost estimates considering the change in the client base, occasional scale gains and inflation effects. The inflation rate expected by the Company for operational expenses (4.00% p.a. on average) is in line with the estimates prepared by representative market institutions.

  Considering that it is a ongoing business, from the fifth year, a perpetual nominal growth rate of cash flow of 2.50% p.a. was estimated.

  The discount rate for the estimated future cash flow was 11.10% p.a., while 15.24% is the equivalent discount rate to the same value in use excluding the impact of income taxes fro

As at September 30, 2018, the Company found no evidence of impairment. Accordingly, a review of the impairment testing was not required for the period.

 (e)

List of clients

As part of the purchase price allocation process involving the acquisitions of TIM Fiber SP Ltda. and TIM Fiber RJ S.A., contractual rights were identified for the companies acquired to provide future services. These contractual rights were evaluated at their fair value as at the acquisition date and are amortized in accordance with their estimated useful life on the same date.

(f)

Infrastructure use rights - LT Amazonas

The subsidiary TIM Celular signed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil. Such agreements fall within the scope of ICPC 3 (IFRIC 4) and are classified as financial leases.

Additionally, TIM Celular entered into network infrastructure sharing contracts with Telefônica Brasil S.A. also in the Northern Region. In these contracts, both operators optimize resources and reduce their operational costs (Note 16).

(g)

Auction and payment of 4G License 700 MHz

Intangible assets in progress are substantially represented by costs for the development of 4G technology, which include: (i) amounts paid to obtain 4G Licenses; (ii) costs for cleaning the 700 MHZ frequency band; and (iii) financial costs capitalized on qualifiable assets, as detailed below:

(i)

On September 30, 2014, TIM Celular purchased Lot 2 in the Auction of the 700 MHz band in the amount of R$1,739 million. In December 2014, the Company paid R$1,678 million. The remaining balance of R$61 million was recorded as debt, as provided for in the call notice.

TIM Celular is challenging the remaining balance with ANATEL, which is subject to interest rates of 1% p.m. and monetary adjustment at the IGP-DI. These amounts are capitalized by the Company. The impact on the balance for the period ended September 30, 2018, was R$6,775 (R$6,542 at September 30, 2017) of interest and R$5,687 (R$1,629 at September 30, 2017) of monetary adjustments.

(ii)

Additionally, as determined in the call notice, the Company has borne the costs for the cleaning of the frequency band purchased. The nominal amount due from the Company in relation to the cleaning of the 700 MHZ frequency of the lot purchased was R$904 million. The Company had also an additional cost of R$295 million related to the portion that has not been bought in the auction, and that was subsequently split by ANATEL among the companies that won the auction, totaling R$1,199 million to be paid in relation to these costs.

In order to perform the spectrum cleaning activities, in March 2015 TIM, together with other companies that won the auction, have constituted a Redistribution and Digitalization Management Entity for TV and RTV Channels, named “Entidade Administradora da Digitalização, or EAD”. From 2015 to 2018, TIM, along with the other companies that won the auction, will disburse amounts in accordance with the schedule provided for in the public notice to cover the EAD costs related to these cleaning activities. Because the amount payable of R$1,199 million relates to a long term obligation, it was reduced by R$47 million through an adjustment to present value (“AVP”). Monthly, AVP interests are appropriated, as well as monetarily adjusted based on the IGP-DI index. For the period ended September 30, 2018, the impact generated by the appropriation of AVP interests amounted to R$224 (R$3,354 as at September 30, 2017), while the impact of indexation was R$1,076 (R$16,396 as at September 30, 2017).

The obligations referred to above were substantially settled by September 30, 2018, and, as of April 9, 2015, January 26, 2017 and January 16, 2018, payments in the amounts of R$370,379, R$858,991, and R$142,862, respectively, were made to EAD.

The license mentioned above relates to the concept of a qualifying asset. Consequently, the finance charges on funds raised without a specific destination, used for the purpose of obtaining a qualifying asset, are capitalized at the average rate of 8.14% per annum in connection with the borrowing and financing in force during the period. The amount capitalized during the period ended September 30, 2018 was R$120,371 (R$210,576 as at September 30, 2017).

(h)

Cost of deferred commission to dealers

Beginning in 2015, the Company launched new offers to corporate clients where contracts provide a minimum contract period of 24 months with a penalty clause in the event of early cancellation. This kind of contract allows amounts disbursed with commission to dealers for the acquisition of these clients to be capitalized within assets. The capitalized costs of these contracts will be amortized over the contract term, net of impairment adjustments.

The balances as at January 1, 2018 were reclassified to “prepaid expenses”, as a result of the adjustments from the initial adoption of IFRS 15/CPC 47, in the amount of R$128,760 (Note 2.g).

Finance lease obligations

Leases in which the Company, as the lessee, substantially holds all of the risks and benefits of ownership, are classified as financial leases, which are capitalized at the beginning of the lease at the lower of the fair value of the leased item and the present value of the payments provided for in the agreement. Interest related to the leases is taken to income as financial costs over the term of the contract.

The subsidiary TIM Celular entered into tower lease agreements, as a lessee, arising from a sale and financial leaseback operation involving the sale of an asset and the concomitant lease of the same asset by the purchaser to the seller.

The subsidiary TIM Celular recognized a liability corresponding to the present value of the compulsory minimum installments under the agreement.

Leases in which the Company, as lessor, substantially transfers the risks and benefits of the ownership to the other party (the lessee) are classified as financial leases. These lease values are transferred from the intangible assets of the Company and are recognized as a lease receivable at the lower of the fair value of the leased item and/or the present value of the receipts provided for in the agreement. Interest related to the lease is taken to income as financial income over the contractual term.

Asset leases are financial assets registered and/or measured at amortized cost.

Assets

	Consolidated
	09/2018	12/2017

LT Amazonas	207,446	205,331
	207,446	205,331

Current portion	(21,888)	(19,773)
Non-current portion	185,558	185,558

LT Amazonas

As a result of the agreement entered into with LT Amazonas, the subsidiary TIM Celular entered into network infrastructure sharing agreements with Telefônica Brasil S.A. Under these agreements, TIM Celular and Telefônica Brasil S.A. make joint investments in the Northern region of Brazil. The subsidiary has receivables against Telefônica Brasil S.A. that have to be paid on a monthly basis for a period of 20 years. These amounts are annually restated by IPC-A. The consolidated nominal amount of future installments receivable by TIM Celular is R$499,823.

The table below includes the schedule of cash receipts for the agreement currently in force. The amounts represent the cash receipts estimated in the signed agreements, and are stated at their nominal amounts. It is worthwhile noting that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present value:

Nominal amount		Present value
Up to September 2019	22,758	21,888
October 2019 to September 2023	103,548	39,249
October 2023 onwards	367,949	146,309
	494,255	207,446

The present value of installments receivable is R$207,446 (R$205,331 as at December 31, 2017), of which R$185,558 is principal and R$21,888 is interest accrued up to September 30, 2018. These amounts were estimated as at the date of execution of agreements entered into with the transmission companies, projecting future cash receipts discounted at 12.56% per annum.

Liabilities

	Consolidated
	09/2018	12/2017

LT Amazonas (i)	358,150	351,063
Sale of Towers (leaseback) (ii)	1,492,533	1,466,895
Other (iii)	69,532	69,214
	1,920,215	1,887,172

Current portion	(192,661)	(176,925)
Non-current portion	1,727,554	1,710,247

i) LT Amazonas

The subsidiary TIM Celular executed agreements for the right to use the infrastructure of companies that operate electric power transmission lines in Northern Brazil (“LT Amazonas”). The terms of these agreements are for 20 years, counted from the date on which the assets are ready to operate. The contracts provide for monthly payments to the electric power transmission companies, restated annually at the IPCA.

The table below presents the future payment schedule for the agreements in force. These amounts represent the estimated disbursements under the agreements executed with distributors, and are shown at their nominal amounts. These balances differ from those shown in the books since, in the case of the latter, the amounts are shown at present value:

	Nominal amount	Present value

Up to September 2019	43,227	45,149
October 2019 to September 2023	196,681	65,755
October 2023 onwards	699,139	247,246
	939,047	358,150

The consolidated nominal value of future installments due from TIM Celular is R$939,047. Its present value is R$358,150, composed of R$313,001 of principal and R$45,149 of interest as at September 30, 2018, was estimated on the date on which the agreements were signed with the transmission companies by projecting the future payments and discounting these at 14.44% per annum. Additionally, the right to use balance of LT Amazonas also includes R$70,759 related to investments in property, plant and equipment made by TIM Celular and subsequently donated to the electric power transmission companies. These donations are already included in the contract signed by the parties.

ii) Sale and Leaseback of Towers

TIM Celular entered into two Sales Agreements with American Tower do Brasil Cessão de Infraestruturas Ltda. (“ATC”) in November 2014 and January 2015 for up to 6,481 telecommunications towers then owned by TIM Celular, for an amount of approximately R$3 billion, and a Master Lease Agreement (“MLA”) for part of the space on these towers for a period of 20 years from the date of transfer of each tower, under a sale and leaseback transaction, with a provision for monthly rental amounts depending on the type of tower (greenfield or rooftop). The sales agreements provide for the towers to be transferred in tranches to ATC, due to the need to meet certain conditions precedent.

In total, 5,873 transfers of towers occurred, being 54,336 and 5,483 in the years 2017, 2016 and 2015, respectively. This transaction resulted in a sales amount of R$2,651,247, of which R$1,088,390 was booked as deferred revenue and will be amortized over the period of the contract.

The discount rate used in the transaction was determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease or loan, as mentioned below.

The table below includes the schedule of payments of the agreement in force in relation to the MLA. The amounts represent the disbursements estimated in the agreement signed with ATC, stated at their nominal amounts. It should be noted that these balances differ from those shown in the books since, in the case of the latter, the amounts are shown at their present values:

	Nominal amount	Present value

Up to September 2019	176,855	137,631
October 2019 to September 2023	800,378	337,637
October 2023 onwards	3,538,744	1,017,266
	4,515,977	1,492,533

The consolidated nominal amount of the sum of future installments payable by TIM Celular is R$4,515,977. The present value is R$1,492,533, of which R$1,354,903 is principal and R$137,631 is interest as at September 30, 2018. The present value was estimated by projecting future payments discounted at the discount rates used on the transaction date, ranging from 11.01% to 17.08% per annum, and which were determined on the basis of observable market transactions that the Company (the lessee) would have to pay under a similar lease and/or loan.

iii) Substantially represented by the financial leases of new transmission towers.

Regulatory credits to be offset

These refer to Fistel credit amounts arising from the reduction of the client base, which may be offset by future changes in the base, or used to reduce future obligations.

Suppliers

Supplier accounts payable are obligations to pay for goods or services that were purchased in the normal course of business. They are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Given the short maturity terms of these obligations, in practice they are usually recognized at the invoice value.

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017

	2,463	3,352	3,162,932	3,986,557

Local currency	2,430	2,870	3,053,587	3,868,603
Suppliers of materials and services (a)	2,430	2,870	2,939,925	3,649,543
Interconnection (b)	-	-	83,995	155,114
Roaming (c)	-	-	233	1,051
Co-billing (d)	-	-	29,434	62,895

Foreign currency	33	482	109,345	117,954
Suppliers of materials and services (a)	33	482	86,579	80,869
Interconnection (a)	-	-	-	-
Roaming (c)	-	-	22,766	37,085

Current portion	2,463	3,352	3,162,932	3,986,557

(a) Represent the amounts to be paid to suppliers for acquisitions of materials and for the provision of services relating to tangible and intangible assets or for consumption in operations, maintenance and management, as provided for in the agreement between the parties.

(b) This refers to the use of the networks of other landline and mobile telephone operators, with calls being initiated from TIM’s network and ending on the networks of other operators.

(c) This refers to calls made by customers outside their registration area, who are therefore considered visitors to other operator networks.

(d) This refers to calls made by a customer who has used another long-distance operator.

Authorizations payable

As at September 30, 2018, the Company and its subsidiaries have the following commitments to ANATEL:

	Consolidated
	09/2018	12/2017

Renewal of authorizations (i)	279,191	262,513
700 MHz frequency band cleaning, net of AVP (ii)	-	141,659
Updated ANATEL Debt (ii)	110,913	98,451
Guarantee insurance on authorizations	4,077	4,077
	394,181	506,700

Current portion	(68,663)	(233,173)
Non-current portion	325,518	273,527

(i) In order to provide SMP services, the subsidiary TIM Celular obtained radio frequency authorizations for a fixed period, renewable for a further fifteen (15) years. The extension of the right of use includes the payment of 2% of the net revenue recorded in the regions covered by the Authorization that ends every two years. As at September 30, 2018, TIM Celular had accounts past due related to the renewal of Authorizations in the amount of R$279,191 (R$262,513 as at December 31, 2017).

(ii) As mentioned in Note 15.g, this balance refers to amounts due on the acquisition of the 700Mhz (4G) frequency, equivalent to R$1,678 million, recording the remaining balance of R$61 million as financial debt, according to the payment method provided for in the call notice. Additionally, with no bids for some lots in the Call Notice for the 700 MHZ band, TIM Celular, along with other bidders, had to bear a proportion of the costs of these lots, as a result of the redistribution and digitalization of TV and RTV channels and solutions for interference problems in the radio communication systems. Thus, the Digitalization Regulatory Entity (Entidade Administradora da Digitalização, or “EAD”) was organized, with respect to which the total commitment assumed by TIM Celular was R$1,199 million. This amount was fully settled in January 2018.

Still, as a result of this additional cost assumed by TIM Celular, it should have been entitled to a discount on the final amount to be paid for the authorization to use the 700 MHz band, however, the methodology used by ANATEL to calculate this amount was different to that included in the Call Notice and so TIM Celular filed an administrative appeal, which was heard and denied in December 2014 (as were the appeals of the other Winning Bidders). As at June 30, 2015, TIM Celular filed a lawsuit challenging a surplus charge of R$61 million (R$111 million as at September 30, 2018), which is still pending trial.

On February 15, 2016, the subsidiary TIM Celular entered into Amendments to the Authorization Instruments for the 700 MHz band (extracts published in the Federal Official Gazette (“DOU”) on March 8, 2016), in order to postpone the date of payment of the 2nd installment of 30% to EAD, which was previously expected for January 31, 2016. Accordingly, on January 31, 2017, the entity received from TIM Celular the amount of R$859 million, corresponding to 60%, regarding the installments for the years 2016 and 2017. The fourth and last installment of 10% was paid to EAD on January 31, 2018, in the amount of R$142.9 million.

On March 4, 2015, ANATEL: (i) accepted the request for the withdrawal of the application to extend the period of radio frequency use for lot 208 (part of AR 92) of Bid No. 004/2012/PVCP/SPV–ANATEL; (ii) granted the application to extend the authorization for radio frequency use for lot 222 (part of AR 31) of the said bid; and (iii) granted the application for the extension of the period of authorization for radio frequency use in Bands D and E. On July 22, 2015, an Authorization Act extended the authorization for use of the above radio frequencies.

The authorizations held on a primary basis by TIM Celular at September 30, 2018, as well as their maturity dates, are detailed below:

Maturity date
Authorization Instruments	450 MHz	800 MHz, 900 MHz and 1,800 MHz	Additional frequencies 1,800 MHz	1,900 MHz and 2,100 MHz (3G)	2,500 MHz V1 Band (4G)	2,500 MHz (P** Band (4G)	700 MHz (4G)
Amapá, Roraima, Pará, Amazonas and Maranhão	-	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR92 (PA) – February, 2024*	December, 2029
Rio de Janeiro and Espírito Santo	October, 2027	March, 2031*	ES - April, 2023	April, 2023	October, 2027	Part of AR21 (RJ) – February, 2024*	December, 2029

Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Distrito Federal, Goiás, Rio Grande do Sul (except the municipality of Pelotas and region) and the municipalities of Londrina and Tamarana, in Paraná

	PR - October, 2027	March, 2031*	April, 2023	April, 2023	October, 2027	Part of AR61 (DF) – February, 2024*	December, 2029
São Paulo	-	March, 2031*	Countryside - April, 2023	April, 2023	October, 2027	-	December, 2029
Paraná (except the municipalities of Londrina and Tamarana)	October, 2027	September, 2022*	April, 2023	April, 2023	October, 2027	AR 41, except Curitiba and Metropolitan Region - February, 2024* AR41, Curitiba and Metropolitan Region -July, 2031	December, 2029
Santa Catarina	October, 2027	September, 2023*	April, 2023	April, 2023	October, 2027	-	December, 2029
Municipality and region of Pelotas, in the State of Rio Grande do Sul	-	April, 2024*	-	April, 2023	October, 2027	-	December, 2029
Pernambuco	-	May, 2024*	-	April, 2023	October, 2027	Part of AR81-July, 2031	December, 2029
Ceará	-	November, 2023*	-	April, 2023	October, 2027	-	December, 2029
Paraíba	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Rio Grande do Norte	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Alagoas	-	December, 2023*	-	April, 2023	October, 2027	-	December, 2029
Piauí	-	March, 2024*	-	April, 2023	October, 2027	-	December, 2029
Minas Gerais (except the municipalities of the PGO sector 3 for 3G the radio frequencies and others)	-	April, 2028*	April, 2023	April, 2023	October, 2027	Part of AR31 - February, 2030*	December, 2029
Bahia and Sergipe	-	August, 2027*	-	April, 2023	October, 2027	-	December, 2029

*Agreements already renewed for 15 years, and therefore TIM is not entitled to a further renewal period.

** Only complementary areas in some specific States.

Borrowing and financing

These are recorded as financial liabilities measured at amortized cost, being represented by non-derivative financial liabilities that are not usually traded before maturity.

They are initially recognized at fair value, and subsequently measured based on the effective interest rate method. The appropriation of financial expenses based on the effective interest rate method is recorded in income, under financial expenses.

Description	Currency	Charges	Maturity	09/2018	12/2017
BNDES (1)	URTJLP	TJLP to TJLP + 3.62%p.a.	Dec/19 to Jul/22	823,025	1,945,140
BNDES (1)	UM143	SELIC + 2.52% p.a.	Jul/22	740,638	1,911,383
BNDES (PSI) (1)	R$	2.50% to 4.50% p.a.	Dec/19 to Jan/21	87,179	263,972
KFW (2)	USD	Libor 6M+ 1.35% p.a.	Apr/19	90,557	110,937
KFW Finnvera (2)	USD	Libor 6M+ 0.75% p.a.	Dec/25	426,185	260,522
Cisco Capital (3)	USD	1.80% to 2.50% p.a.	Nov/19 to Dec/20	161,379	198,990
Total				2,328,963	4,690,944

Current				(859,352)	(1,351,860)
Non-current				1,469,611	3,339,084

Guarantees:

(1)

Guaranteed by the holding company TIM Participações and collateral of some receivables of TIM Celular

(2)

Guaranteed by the holding company TIM Participações.

(3)

No guarantee

The parent company TIM Participações does not have borrowing and financing as at September 30, 2018.

The financing arranged by TIM Celular with BNDES was raised for the purpose of expanding the mobile phone network. The agreements include covenants that require certain financial ratios to be attained, calculated semi-anually. The parent company, TIM Participações, has complied with these financial ratios.

In December 2017, the Company prepaid R$800 million of the debt to BNDES, reducing the debit balance of the facility. In 2018, another R$2,200 million was paid in advance, R$0.5 billion was paid in January, R$1 billion in July, R$0.3 billion in September and R$0.4 billion in October, after the end of the quarter. The decrease in the debt balance with BNDES did not change the original payment schedule of the payments due to the Bank, the last installment of which matures in July 2022. All prepayments made were intended to enable the Company effectively to manage its indebtedness and cash.

In May 2018, the Company obtained a new credit line of R$1,500,000 from BNDES to finance investments in fixed and intangible assets (Capex) for the years 2017, 2018 and 2019. The new financing will be available for drawdown until December 2019, and its disbursement is not mandatory. The cost of this credit facility is indexed to the variations in the Long Term Interest Rate (TJLP) plus interest of 1.95% per year.

In September 2018, the Company paid the third tranche of the financing agreement in foreign currency to KFW Finnvera, in the amount of US$40 million (or R$167 million). In order to eliminate foreign exchange risk, a swap was contracted in advance to coverthe whole debt amortization schedule.

The table below sets forth the status of the financing and credit facilities available:

Type	Currency	Date of Opening	Term	Total amount	Undrawn balance	Amount used as at September 30, 2018
BNDES (1)	TJLP	Dec/15	Dec/18	2,940	2,940	-
BNDES (2)	TJLP	May/18	Dec/19	1,480,000	1,480,000	-
BNDES (3)	TJLP	May/18	Dec/19	20,000	20,000	-
Total R$				1,502,940	1,502,940	-

Purpose:

(1)

Financing of TIM’s Innovation Projects for the years 2016, 2017 and 2018. To date, the Company has opted not to draw down the credit facility available.

(2)

Support for the TIM investment plan for the years 2017 to 2019 including, but not limited to, the acquisition of Brazilian equipment;

(3)

Investment in social projects involving the community.

The Investment Sustainment Program (“PSI”) financing lines, obtained from BNDES, refer to specific programs of this institution and have interest rates lower than those used in BNDES’ ordinary operations. The balance as at September 30, 2018, corresponding to the adjustment of the subsidy granted by the BNDES for all the PSI lines, is approximately R$70 million. This amount was recorded in “Deferred Revenue” under “Government Subsidies” (Note 23) line and deferred for the useful life of the asset being financed and appropriated to income in “Subsidy income” (Note 29).

The subsidiary TIM Celular has swap transactions to protect itself fully against any devaluation of the Brazilian currency against the US Dollar in its borrowing and financing transactions. Nevertheless, this is not classified as hedge accounting.

The long term portions of borrowing and financing at September 30, 2018, mature as follows:

Consolidated
2019	228,022
2020	455,331
2021	395,437
2022	258,310
2023	33,206
2024	78,162
2025	21,143
1,469,611

The table below includes the schedule of nominal values of borrowing and financing estimated until the termination of the agreements.

Nominal Value
2018	308,933
2019	926,363
2020	526,279
2021	434,212
2022	268,046
2023	35,518
2024	79,071
2025	10,576
2,588,998

Borrowing fair value

In Brazil there is no consolidated long term debt market with the characteristics of the BNDES facilities. In addition to the returns on long term debt, the institutions take into account the social benefits of each project for which financing is granted. For the purposes of the fair value analysis, given the absence of a similar market and the requirement that the projects address governmental interests, the fair value of the borrowing is usually taken to be that shown in the accounting records.

The amount of PSI credit lines is recorded at fair value as at the withdrawal date, and the fair value is calculated considering the CDI rate as at the withdrawal date.

Another transaction contracted with extremely specific features is the financing obtained from KFW Finnvera. This transaction is secured by Finnvera, a Finnish development agency. Given the features of this transaction, the Company believes that its fair value is equal to that shown in the balance sheet.

Regarding the funds raised with Cisco Capital and KFW, current market conditions do not indicate the existence of any factor that might lead to a fair value for these transactions different to that shown in the accounting records.

Indirect taxes, charges and contributions payable

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017

	431	370	375,760	307,793

Value added tax on goods and services - ICMS	-	-	294,196	236,230
ANATEL taxes and charges	-	-	20,375	20,431
ISS	425	365	56,398	47,485
Others	6	5	4,791	3,647

Current portion	(431)	(370)	(373,048)	(305,266)
Non-current portion	-	-	2,712	2,527

Direct taxes, charges and contributions payable

The current income tax and social contribution charges are calculated based on the tax laws enacted or substantially enacted up to the balance sheet date.

Brazilian tax legislation allows companies to choose quarterly or monthly payments of income tax and social contribution. From 2016 onward, the Company chose to make monthly payment of income tax and social contribution.

	Parent Company		Consolidated
	09/2018	12/2017	09/2018	12/2017

	6	218	375,581	467,574

Income tax and social contribution	-	-	260,734	391,813
PIS/COFINS	-	212	78,867	38,880
Other (*)	6	6	35,980	36,881

Current portion	(6)	(218)	(166,331)	(260,786)
Non-current portion	-	-	209,250	206,788

(*) Basically refers to the subsidiary TIM Celular joining, since 2009, the REFIS program, a federal fiscal program that permits the Companies to pay the debts due on federal taxes (PIS, COFINS, IR and CSLL) in installments, the final maturity of which will be on October 31, 2024.

23.

Deferred revenue

	Consolidated
	09/2018	12/2017

	1,330,418	1,471,363

Prepaid services to be provided (1)	300,149	388,301
Government grants (2)	69,731	89,036
Network swap (3)	13,634	20,191
Anticipated receipts	19,629	22,627
Deferred revenue for sale of towers (4)	910,636	951,208
Contractual liability (Note 2.f)	16,639	-

Current portion	(403,428)	(480,431)
Non-current portion	926,990	990,932

(1) This refers to the reloading of voice and data credits not yet used by customers involving pre-paid system services, which are appropriated to income when customers actually avail themselves of these services.

(2) Refers to the release of funds under the credit facility from the BNDES Investment Sustainment Program (BNDES PSI). The total sum of the subsidies granted by the BNDES through September 30, 2018, was R$203 million. This amount is being amortized according to useful life of the asset being financed and appropriated to the “Other income (expenses), net” (Note 29).

(3) Refers mainly to the transfer of onerous contracts and reciprocal fiber optic infrastructure (Note 11).

(4) Refers to amounts to be appropriated from sales of towers (Note 16).

Provision for legal and administrative proceedings

The Company and its subsidiaries are parties to legal and administrative proceedings in the civil, labor, tax and regulatory spheres which arise in the normal course of their business.

The provision is set up at an amount deemed sufficient and adequate to cover losses and risks considered probable, based on an analysis by the Company’s legal consultants and by Management. Situations where losses are considered probable or possible are subject to registration and disclosure for their adjusted amounts, and those where losses are considered remote are not disclosed.

The updated provision set up for legal and administrative proceedings is made up as follows:

	Parent company		Consolidated
	09/2018	12/2017	09/2018	12/2017

Provision for legal and administrative proceedings	9,408	2,672	614,658	528,320

Civil (a)	-	-	131,913	132,422
Labor (b)	2,267	2,672	194,934	184,311
Tax (c)	7,141	-	256,482	180,643
Regulatory (d)	-	-	31,329	30,944

The changes in the provision for legal and administrative proceedings can be summarized as follows:

	12/2017	Additions, net of reversals	Payments	Monetary adjustment	09/2018

	528,320	322,504	(414,749)	178,583	614,658

Civil (a)	132,422	182,476	(248,405)	65,420	131,913
Labor (b)	184,311	66,920	(86,738)	30,441	194,934
Tax (c)	180,643	72,511	(78,931)	82,259	256,482
Regulatory (d)	30,944	597	(675)	463	31,329

The Company and its subsidiaries are subject to various legal and administrative proceedings filed against them by consumers, suppliers, service providers, consumer protection agencies and public finance agencies, in connection with a number of issues that arise in the regular course of business of the entities. The main cases are summarized below:

a.1.

Consumer lawsuits

The subsidiaries are parties to lawsuits that refer to some claims that have been filed by consumers at the legal and administrative levels. These claims, which amount to R$44,178 (R$88,636 as at December 31, 2017) basically refer to alleged incorrect collections, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in credit protection services.

a.2.

Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer complaints that include, among other topics: (i) alleged failure to provide network services; (ii) challenges related to the quality of client assistance; (iii) alleged violation of SAC Decree; (iv) alleged violation of agreements; (v) alleged false advertising; and (vi) discussion on the amounts charged by Company from its customers related to the loyalty fines in case of handsets theft. The amounts involved total R$25,877 (R$4,551 as at December 31, 2017).

a.3.

Former trade partners

TIM is a defendant in lawsuits filed by former trade partners claiming, among others, amounts on the basis of alleged non-compliance with agreements. The amounts involved total R$21,610 (R$13,152 as at December 31, 2017).

a.4.

Others

TIM is a defendant in other non-consumer lawsuits filed by different agents to challenge, among others: (i) the renewal of lease agreements; (ii) share subscription; (iii) indemnities; (iv) alleged non-compliance with agreements; and (v) collection suits. The amounts involved total R$20,199 (R$18,224 as at December 31, 2017).

a.5

Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving various agents challenging several licensing aspects, such as environmental licensing and structure licensing (installation/operation). The amounts involved total R$4,108 (R$3,157 as at December 31, 2017).

a.6 ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, challenging: (i) a debit related to the collection of 2% on revenue from value-added services (“VAS”) and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for use of 4G frequencies; and (iii) alleged non-compliance with service quality targets. The amounts involved are equivalent to R$11,440 (no provisions for such cases were established as at December 31, 2017).

b. Labor proceedings

Below is a summary of the key labor proceedings claims with a likelihood of loss considered probable:

Refer to various labor claims filed by former employees in relation to issues such as salary differences, parity, payment of variable compensation/commission, legal additions, overtime and other provisions arising from the privatization process, and also claims filed by former employees of service providers who, taking advantage of the labor legislation currently in force, require the Company and/or its subsidiaries to be held liable for labor obligations not complied with by the service providers contracted.

Of the total number of 1,934 labor claims as at September 30, 2018 (1,845 as at December 31, 2017) filed against the Company and its subsidiaries, most of them relate to the Company’s own employees, followed closely by claims involving former employees of service providers. The provision for these proceedings amounts to R$186,066, monetarily restated (R$172,467 as at December 31, 2017).

A significant portion of these provisions refers to organizational restructuring procedures, of which we highlight the closing of the activities of the call centers, as well as proceedings related to TIM’s internal sites, which led to the termination of employees. As at September 30, 2018, the provision for these proceedings totaled R$19,280, monetarily restated (R$21,758 as at December 31, 2017).

c. Tax processes

	09/2018	12/2017

Federal taxes	44,990	33,907
State taxes	125,736	59,403
Municipal taxes	1,835	1,738
TIM S.A. proceedings (purchase price allocation)	83,921	85,595
	256,482	180,643

The total provision recorded is substantially composed of the following proceedings, and the amounts indicated are estimated using the indices established by the federal government for taxes in arrears, being substantially linked to the variations in the SELIC rate:

Federal taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular has been made for thirty-eight cases challenging the taxes levied on CIDE, CPMF, CSLL and IRRF transactions, the voluntary reporting of the penalty regarding FUST payments and ancillary obligations. From these cases, the main amounts relate to court actions in which TIM intends to have the right not to pay the CPMF (a Federal contribution on financial movements) allegedly due to simultaneous purchase and sale transactions in foreign currency and changes to accountholders as a result of mergers, with updated provision amounts totalling R$9,275 (R$9,092 as at December 31, 2017), as well as the amount corresponding to the fine and interest on FUST contribution for the year 2009, which does not include the benefits of voluntary reporting, for which the amount provided and updated is R$13,927 (R$13,516 as at December 31, 2017).

(ii) The provision for TIM S.A. regarding federal taxes has been made for seven cases challenging federal tax offsetting using the negative balance of IRPJ and the CSLL carried forward from periods prior to offsetting, totaling the updated amount of R$1,773 (R$5,914 as at December 31, 2017).

State taxes

The provision is substantially composed of the following proceedings:

(i) The provision for TIM Celular covers thirty-nine proceedings, of which the most important are: (i) the amounts for tax assessments questioning the usage of ICMS debits, as well as the documentation supporting the credits appropriated by the Company, for which the updated amount provided is R$39,806 (R$14,610 as at December 31, 2017), (ii) amounts allegedly not subject to taxation, regarding the provision of telecommunication services, for which the updated amount is R$4,775 (R$4,605 as at December 31, 2017), as well as, (iii) the cancellation of telecommunications services due to improper invoicing/subscription fraud, and alleged incorrect use of credit and duplication of ICMS, the updated amount of which is R$24,439, having no corresponding amount as at December 2017.

(ii) The provision for TIM S.A referring to state taxes covers six proceedings, and includes the assessment amounts challenging the documentation that supported the credits appropriated by the Company, for which the updated provision amount is R$7,113 (R$6,940 as at December 31, 2017).

Municipal taxes

These include the amounts involved in assessments questioning the withholding and payment of the ISS-source on services provided by third parties with no employment relationship, as well as the payment of own ISS regarding co-billing services.

TIM S.A PPA

Tax proceedings arising from the acquisition of TIM S.A and included in its purchase price allocation process, total R$83,921 (R$85,595 as at December 31, 2017).

d.

Regulatory processes

ANATEL has brought administrative proceedings against the subsidiaries for: (i) failure to meet certain quality service indicators; (ii) defaults on certain obligations assumed under the Instruments of Authorization; and (iii) non-compliance with the regulations of SMP and STFC, among others.

As at September 30, 2018, the amount classified as a probable risk related to Procedures to Verify Breaches of Obligations (“PADOs”), after monetary adjustments, amounts to R$31,210 (R$30,944 as at December 31, 2017).

e.

Legal and administrative processes involving possible losses

Civil, labor, tax and regulatory actions have been filed against the Company and its subsidiaries involving a risk of loss classified as possible by the Company’s legal advisors and the Management. No provisions have been set up for these legal and administrative proceedings, and no materially adverse effects are expected on the quarterly information, as shown below:

	Consolidated
	09/2018	12/2017

Civil (e.1)	1,053,914	1,286,252
Labor and social security (e.2)	745,149	763,505
Tax (e.3)	16,066,608	14,528,617
Regulatory (e.4)	609,458	178,908
	18,475,129	16,757,282

The administrative and legal proceedings assessed as possible losses and monitored by Management are disclosed at their updated values.

The main actions where the risk of loss is classified as possible are described below:

e.1. Civil

Consolidated

	09/2018	12/2017
Actions filed by consumers (e.1.1)	428,460	453,231
ANATEL (e.1.2)	206,795	217,012
Consumer Protection Agencies (e.1.3)	55,050	158,620
Former trade partners (e.1.4)	177,021	182,843
Social and environmental, and infrastructure (e.1.5)	71,926	158,287
Other	114,662	116,259
	1,053,914	1,286,252

e.1.1. Actions filed by consumers

These actions refer particularly to alleged incorrect billing, contract cancellation, service quality, deficiencies and failures in equipment delivery, and unjustified inclusion in bad debtors’ lists.

e.1.2. ANATEL

The subsidiaries are parties to lawsuits filed against ANATEL, for the following reasons: (i) debit regarding the collection of 2% on revenue obtained from VAS and interconnection; (ii) pro rata monetary restatement applied to the price proposal established in the call notice for the use of 4G frequencies; and (iii) alleged non-compliance with service quality targets.

e.1.3. Consumer Protection Agencies

TIM is a party to court and administrative lawsuits filed by the Public Prosecutor’s Office, Procon and other consumer protection agencies arising from consumer-related complaints that include, among other topics: (i) alleged failure to provide network services; (ii) alleged failure to deliver devices; (iii) alleged non-compliance with state legislation; (iv) contract model and alleged incorrect charging for VAS; (v) alleged violation of SAC Decrees; (vi) alleged violation of agreements; and (vii) blocking of data.

e.1.4. Former trade partners

TIM is a defendant in actions filed by several former trade partners who are claiming, among other items, amounts arising from alleged non-compliance with agreements.

e.1.5. Social, environmental and infrastructure

The subsidiaries are parties to lawsuits involving different partiesthat challenge aspects related to: (1) Environmental licensing and Structure licensing (installation/operations), and (2) (i) electromagnetic radiation emitted by the Telecom structures, (ii) renewal of leasing land agreements to install sites, (iii) eviction from land leased to install sites, and (iv) presentation of registration data, among others.

e.1.6 Others

TIM is a party to other lawsuits of an essentially non-consumer-related nature filed by various agents other than those described above, in which the discussions involve: (i) renewals of lease agreements, (ii) share subscription lawsuits, (iii) compensation lawsuits, (iv) alleged breach of contract, and (v) lawsuits involving charges.

e.2. Labor claims

There are 6,396 labor claims filed against the Company and its subsidiaries as at September 30, 2018 (6,476 as at December 31, 2017) related to claims made by former employees and employees of service providers in the updated amount of R$745,149 (R$763,505 as at December 31, 2017).

A significant percentage of the existing proceedings relate to organizational restructuring processes, particularly the closure of the Client Relationship Centers (call centers), as well as processes relating to the internal sites of TIM, which resulted in the termination of employees. In addition to these proceedings, there are others filed by outsourced service providers alleging an employment relationship with TIM, in the total updated amount of R$32,455 (R$27,775 as at December 31, 2017).

The Company is a party to public civil actions filed by the Labor District Attorney’s Office alleging irregular outsourcing practices and with collective moral damages due to outsourcing in the total updated amount of R$19,693 (R$60,711 as at December 31, 2017).

A group of actions have been filed in the State of Paraná, involving claims for damages in connection with contractual provisions, documented through a formal “stamp note” in the employees’ work contract. According to an internal rule, TELEPAR undertook to supplement the retirement benefits of employees hired up until 1982. Prior to privatization, TELEPAR had proposed to implement this benefit by means of the payment of a certain amount in cash in the amount of R$3,210 as a possible risk (R$3,210 updated as a possible risk as at December 31, 2017).

It should also be pointed out that there is a group of labor claims, particularly in São Paulo and Rio de Janeiro, from former Gazeta Mercantil, Jornal do Brasil and JB Editora employees who have filed claims requesting the inclusion of Holdco as a defendant. Prior to the merger with TIM Participações, Holdco belonged to the Docas economic group, of which Gazeta Mercantil and Jornal do Brasil are part. There is also a group of labor lawsuits in which former employees of the companies mentioned above are also requesting the inclusion of TIM Participações.

The remaining amounts relate to various labor claims lawsuits filed by the Company’s own former employees and former employees of third parties.

e.2.1. Social Security

TIM Celular received a Debit Assessment Notice referring to alleged irregularity in the payment of social security contributions in connection with the payment of profit sharing in the updated amount of R$538 (R$4,995 at December 31, 2017, this reduction having occurred due to the reclassification of a proceeding carrying a remote risk on account of the progress thereof). TIM Celular was also assessed for social security contributions that were allegedly due in connection with hiring bonuses, non-adjusted bonuses, payments to self-employed persons and sales incentives in the updated amount of R$9,868 (R$9,868 as at December 31, 2017).

TIM S.A. received Tax Underpayment Assessments regarding alleged irregularity related to the payment of social security contributions levied on profit sharing; the retention of 11% on service agreements; failure to pay Management’s fees and failure properly to fill out the FGTS– GFIP tax form, and an erroneous GFIP declaration in the updated amount of R$1,430 (R$43,756 as at December 31, 2017).

e.3. Tax

	Consolidated
	09/2018	12/2017
Federal Taxes (e.3.1)	3,946,044	3,752,877
State Taxes (e.3.2)	8,640,954	7,407,881
Municipal Taxes (e.3.3)	686,203	658,783
FUST, FUNTTEL and EBC (e.3.4)	2,793,407	2,709,076
	16,066,608	14,528,617

The amounts are adjusted based on an estimate of the SELIC rate. The historical amount involved is equivalent to R$11,381,832.

e.3.1. Federal Taxes

Assessment against the TIM Group for federal taxes amounted to R$3,946,044 as at September 30, 2018 (R$3,752,877 as at December 31, 2017). Of this total, the following issues stand out:

(i)

Alleged errors in the use of tax credits due to a reverse merger, the amortization of goodwill paid on the acquisition of mobile phone companies, deduction of goodwill amortization expenses, exclusion of goodwill reversal, other effects and the disallowance of offsetting and estimated deductions paid, allegedly improper use of SUDENE benefits caused by a lack of formalization of these benefits in the Federal Revenue Department (“RFB”) and failure to pay the estimated IRPJ and CSLL amounts. The amount involved is R$2,654,196 (R$2,552,068 as at December 31, 2017).

(ii)

Method of offsetting tax losses and negative bases. The amount involved is R$196,780 (R$192,417 as at December 31, 2017).

(iii)

Collection of CSLL on monetary variations for swap transactions, recorded on a cash basis. The amount involved is R$63,995 (R$62,312 as at December 31, 2017).

(iv)

Payment of IRRF on revenue from overseas residents, including those remitted for international roaming and payments to unidentified beneficiaries, as well as the collection of CIDE on royalties remitted overseas, including remittances for international roaming. The amount involved for TIM Celular is R$202,343 (R$241,431 as at December 31, 2017), and, for TIM S.A., the amount is R$58,205 (R$56,469 as at December 31, 2017).

(v)

Charging of IRPJ, PIS/COFINS and CSLL debts for the non-approval or partial approval of offsetting carried out by the Company using credits from withholding tax on financial investments and negative IRPJ balance. The amount involved is R$408,317 (R$396,103 as at December 31, 2017).

e.3.2. State Taxes

Assessment against TIM Group for state taxes amounting as at September 30, 2018 to R$8,640,954 (R$7,407,881 as at December 31, 2017). Of the total amount, the following issues stand out:

(i)

Failure to include unconditional discounts offered to customers in the ICMS calculation base, and a fine for alleged failure to comply with related ancillary obligations, including failure to submit register 60i of the SINTEGRA file. The amount involved is R$1,342,257 (R$1,245,965 as at December 31, 2017).

(ii)

Use of tax benefits  under the Program for Promoting the Integrated and Sustainable Economic Development of the Federal District (“PRÓ-DF”) granted by the tax authority itself, but subsequently declared an unconstitutional and alleged incorrect crediting of ICMS on interstate purchases of goods with tax benefits granted in the state of origin. The amount involved is R$1,096,315 (R$1,055,667 as at December 31, 2017).

(iii)

Credit reversal and late use of credits for purchases of fixed assets. The amount involved for TIM Celular is R$823,040 (R$784,654 as at December 31, 2017), and the amount involved for TIM S.A. is R$20,609 (R$19,950 as at December 31, 2017).

(iv)

ICMS credits booked and debits reversed, as well as the identification and supporting documentation for amounts and information passed to customer bills, such as tax rates and credit granted as prepayment of future recharges (special credit), as well as credits related to transactions involving tax substitution, exempt and non-taxable transactions. As at September 30, 2018, the amount involved, including three new assessments received by TIM Celular in the amount of approximately R$1,000,000, in the nine month period ended September 30, 2018, for TIM Celular is R$2,961,790 (R$1,698,409 as at December 31, 2017), and the amount involved for TIM S.A. is R$133,304 (R$128,875 as at December 31, 2017).

(v)

The use of credit to purchase electricity for the companies’ production processes. The amount involved is R$139,200 (R$131,625 as at December 31, 2017).

(vi)

Liability for ICMS and FECOP (State Anti-Poverty Fund) on fixed asset purchases and other transactions, and on the provision of telecommunications services in specific cases determined by the law. The amount involved is R$178,848 (R$175,729 as at December 31, 2017).

(vii)

Alleged conflict between ancillary obligation data and the payment of the tax, and specific questioning regarding the fine charged due to non-compliance with ancillary obligations. The amount involved is R$119,799 (R$253,443 as at December 31, 2017).

(viii)

Alleged failure to pay ICMS arising from debts reversed regarding pre-paid services, incorrect ICMS credits regarding outgoing goods allegedly benefiting from a reduction in the calculation base, as well as an alleged failure to include VAS of the ICMS calculation base. The amount involved is R$189,320 (R$149,425 as at December 31, 2017).

(ix)

Credits booked for the return of cell phones on free lease. The amount involved is R$191,654 (R$185,526 as at December 31, 2017).

(x)

Collection of ICMS tax on subscription services and its alleged failure to include it in the ICMS calculation base due to its nature. The amount involved is R$139,827 (R$112,848 as at December 31, 2017).

e.3.3. Municipal Taxes

The total assessment against the TIM Group for municipal taxes is R$686,203 as at September 30, 2018 (R$658,783 at December 31, 2017). Of this amount, the following issues stand out:

(i)

Payment of ISS and of a punitive fine for failure to pay the alleged tax on various revenue accounts of the Company. The amount involved is R$140,985 (R$136,732 as at December 31, 2017).

(ii)

Collection of ISS on import of services. The amount involved is R$281,757 (R$269,547 as at December 31, 2017).

(iii)

Constitutionality of the collection of the Operations Monitoring Charge (“TFF”) by municipal authorities in several locations. The amount involved is R$115,049 (R$107,519 as at December 31, 2017).

e.3.4. FUST and FUNTTEL

The amount assessed against TIM Group for contributions to FUST and FUNTTEL is R$2,793,407 (R$2,709,076 as at December 31, 2017). The principal discussion involves the payment of the contributions to FUST and FUNTTEL (the Telecommunications Technical Development Fund) starting from the issue by ANATEL of Ruling No. 07/2005, relating primarily to the payment of the FUST and FUNTTEL contributions on interconnection revenue earned by telecommunications service providers, from the effective date of Law No. 9998/2000.

e.4. Regulatory issues

ANATEL has filed administrative proceedings against the subsidiaries for: (i) not complying with certain quality indicators, (ii) defaulting on other obligations under Instruments of Authorization, and (iii) not complying with SMP and STFC regulations, among other items.

As at September 30, 2018, the amount stated for a Breach of Obligation procedures (locally PADOs), considering the monetary restatement that was considered possible loss was R$609,574 (R$178,908 as at December 31, 2017).

The variations mainly resulted from the handling of the PADOs included in the Consent Decree - “TAC” negotiated with ANATEL (approximately R$307 million) and new revenue recorded in the year 2018 (approximately R$124 million).

On obtaining an extension of the authorization to use radio frequencies associated with SMP, the subsidiary TIM Celular incurs contractual charges on net revenue from service plans sold under each authorization. However, ANATEL has included interconnection revenue in the calculation base for these charges since 2011, and revenue from value-added services since 2012. In our opinion, this revenue should not be included because it is not expressly stipulated in the original Instruments of Authorization. Therefore, the charges received are being discussed at the administrative and/or legal levels.

Shareholders’ equity

a.

Capital Stock

The capital is stated at the amount effectively raised from shareholders, net of the costs directly linked to the issuance process.

When a company within the Group purchases the Company’s shares, intending to hold them as treasury shares, the amount paid, including any directly attributable additional costs, is deducted from the Company’s shareholders’ equity until the shares are cancelled or reissued. When these shares are reissued subsequently, any amount received, net of additional costs directly attributable to the transaction, is included in shareholders’ equity.

The Company is authorized to increase its capital upon a resolution by the Board of Directors, without amending the bylaws, up to the limit of 4,450,000,000 common shares.

The subscribed and paid up capital is represented as follows:

	09/2018	12/2017
Net value paid up	9,866,298	9,866,298

Value paid up	9,913,414	9,913,414
(-) Funding costs	(47,116)	(47,116)

Number of common shares	2,421,032,479	2,421,032,479

b.

Capital reserves

The use of capital reserves is in accordance with the provisions of Article 200 of Law No. 6404/76, which refers to corporate entities. These reserves are comprised of:

	09/2018	12/2017

	412,935	416,161

Special goodwill reserve	380,560	380,560
Stock options	32,375	35,601

b.1 Special goodwill reserve

The special goodwill reserve arose from the following transactions:

(i)

Takeover of the former subsidiaries TIM Sul and TIM NE - acquisition of minority shares

In 2005, the Company acquired all the shares held by the minority shareholders of TIM Sul S.A. and TIM Nordeste Telecomunicações S.A. This acquisition took place by issuing new shares of TIM Participações S.A., converting those companies into full subsidiaries. At that time, this transaction was recorded at the book value of the shares, no goodwill being recorded arising from the difference between the market value and the shares negotiated.

When first adopting IFRS, the Company availed itself of the exemption that allows a subsidiary, when it adopts international accounting practices subsequent to its parent company having adopted IFRS, to consider the balances previously reported to the parent company for consolidation purposes. In the balance sheet of the transition to IFRS, the Company recorded the acquisition price based on the market value of the shares of TIM Participações S.A. at that time, recording goodwill amounting to R$157,556.

(ii)

Acquisition of the shares of Holdco - purchase of TIM S.A (Intelig)

As at December 30, 2009, the Special General Meeting of TIM Participações approved the takeover of Holdco, a company that held 100% of the equity of TIM S.A, by TIM Participações. As a result of this transaction, the Company issued 127,288,023 shares.

Based on the former Brazilian accounting principles (“BR GAAP”), the acquisition was recorded at the net book value of the assets acquired on the base date November 30, 2009.

When IFRS was first adopted, the acquisition was recorded on the base date of December 31, 2009, taking into account the market value of the common and preferred shares of TIM Participações as at December 30, 2009, amounting to R$739,729. The difference between this amount and the book value recorded under the former BR GAAP (R$516,725) created goodwill on capital reserves of R$223,004.

b.2 Stock options

The balances recorded in these items represent the expenses of the Company and its subsidiaries for the share options granted to their employees (Note 26).

In March and May 2017, the Company sold 71,490 and 86,173 common shares, respectively, to the beneficiaries of the stare option plan (Note 26). These shares were held in treasury by the Company from the date of exercise of the options, at the book value of 4.1628 per share.

c. Profit reserves

c.1 Legal reserve

This refers to 5% of the income for every year ended December 31, until the legal reserve equals 20% of the capital stock. Also, the Company is authorized to cease setting up a legal reserve when, together with the capital reserves, it exceeds 30% of the capital stock.

This reserve can be used only for capital increases or the offsetting of accumulated losses.

c.2 Statutory reserve for expansion

This reserve is set up based on paragraph 2, Article 46 of the Company’s bylaws and is intended for the expansion of the corporate business.

The balance of income that is not compulsorily allocated to other reserves and that is not allocated for the payment of dividends, is allocated to this reserve, which may not exceed 80% of the capital. Once this limit is reached, it is incumbent upon the shareholders’ meeting to decide on the balance, either distributing this to shareholders or increasing the capital.

c.3 Tax benefit reserve

TIM Celular enjoys tax benefits that provide for restrictions on the distribution of profits by this subsidiary. According to the legislation establishing these tax benefits, the amount of taxes waived as a result of exemptions and reductions in the tax charge may not be distributed to shareholders and must be registered as a tax incentive reserve for the legal entity. This reserve should only be used for offsetting the losses or capital increases. The accumulated amount of benefits enjoyed by TIM Celular as at September 30, 2018, and December 31, 2017, was R$1,271,404.

This tax benefit basically corresponds to a reduction in the Corporate Income Tax (IRPJ) on income from exploration, recorded by the units entitled to this benefit. The subsidiary operates in the area of the former Superintendence for Development of the Amazone (“SUDENE/SUDAM”), and the tax benefit reports are granted by the state, for a period of ten years, subject to extension.

The Company and its subsidiaries analyzed the accounting best practice applicable to their activities, resulting in the following reclassifications based on a comparison of the information disclosed. Reclassification of the Tax Incentives line from “Capital Reserve” to “Profit Reserve,” in the amount of R$1,271,404 in 2018 and 2017.

d.

Dividends

Dividends are calculated in accordance with the bylaws and Brazilian Corporate Legislation.

As stated in the most recent bylaws approved on December 12, 2013, the Company must distribute a mandatory dividend for each business year ended December 31, provided that funds are available for distribution, equivalent to 25% of the revised profit.

As provided for in the Company’s bylaws, dividends not claimed within three years will be reversed to the Company.

As at December 31, 2017, dividends and interest on equity were calculated as shown below:

2017

Net income for the year	1,234,507
(-) Legal reserve constitution	(61,725)
(-) Tax incentives not to be distributed	(112,493)
Revised profit	1,060,289

Minimum dividends calculated considering 25% of the revised profit	265,072

Breakdown of dividends payable and interest on equity:
Interest on shareholders’ equity	189,991
Dividends	103,325
Total dividends distributed and proposed	293,316
IRRF tax on interest on equity	(28,244)
Total dividends and interest on shareholders’ equity, net	265,072

Dividends per share (Reais per share)	0.11

The balance of dividends and interest on shareholders’ equity payable at September 30, 2018, includes amounts not settled in previous years, in the amount of R$41,317 (R$40,266 as at December 31, 2017), in addition to the interest on equity allocated and calculated as at July 19, 2018 in the amount of R$205,005.

Interest on shareholders’ equity paid and/or payable is recorded against financial expenses which, for the purposes of presentation of the quarterly information, are reclassified and disclosed in the allocation of net income for the year/period, in changes in shareholders’ equity. Interest on shareholders’ equity received and/or receivable is recorded against financial revenue, with an impact on the equity accounting income. For disclosure purposes, the impacts on income are eliminated, and a reduction is recorded in the investment balance.

Dividends not claimed – As provided for in the Brazilian Corporate Law, dividends and interest on shareholders’ equity that are declared but not claimed by shareholders for a period of three years are reversed to the shareholders’ equity according to the statute of limitations.

Regarding the statement of cash flow, interest on shareholders’ equity and dividends paid to shareholders were classified as “Financing Activities”.

Long Term Incentive Plan

2011-2013 Plan, 2014-2016 Plan and 2018-2020 Plan

At the annual meeting on August 5, 2011, April 10, 2014 and April 19, 2018, the shareholders of TIM Participações S.A. approved the long term incentive plans, respectively the “2011-2013 Plan”, the “2014-2016 Plan” and the 2018-2020 Plan for the senior management and key executives of the Company and its subsidiaries.

The 2011-2013 and 2014-2016 Plans involve granting options, while the 2018-2020 Plan provides for the granting of shares.

The exercise of options under the 2011-2013 Plan depends on the achievement of specific performance targets, while the exercise of options of the 2014-2016 Plan is not subject to this condition. The Exercise Price is calculated with an upward or downward adjustment to the Base Share Price, according to share performance, as provided for in each Plan. The 2018-2020 Plan, in turn, proposes compensating the participants by issuing shares in the Company, subject to certain time and/or performance conditions (attainment of specific targets).

Share options of the 2011-2013 and the 2014-2016 Plans are effective for six years, and TIM Participações has no legal or informal obligation to repurchase or settle the options in cash. In the case of the 2018-2020 Plan, the effectiveness period is the same as the vesting period of three years. The 2018-2020 Plan, in turn, besides allowing for the transfer of shares, also provides for the possibility of making payments to the participants of the equivalent cash value.

It should also be taken into account that in 2017 there were no new grants, only the calculations of the vestings from past grants.

The variations in the quantity of shares/options are presented below:

Date of grant	Share Options Granted	Maturity date	Exercise price	Balance at the beginning of the period	Granted in the period	Exercised in the period	Forfeited in the period	Falling due in the period	Balance at the end of the period
2018-2020 Plan – 1st Grant	849,932	May/20	R$14.41	-	849,932		-233,953	-	615,979
2014-2016 Plan – 3rd Grant	3,922,204	Nov/22	R$8.10	2,810,078		-372,898	-1,035,854	-	1,401,326
2014-2016 Plan – 2nd Grant	3,355,229	Oct/21	R$8.45	1,305,422		-560,936	-199,904	-	544,582
2014-2016 Plan – 1st Grant	1,687,686	Sep/20	R$13.42	658,720		-27,424	-106,608	-	524,688
2011-2013 Plan – 3rd Grant	3,072,418	Jul/19	R$8.13	844,914			-301,331	-	543,583
2011-2013 Plan – 2nd Grant	2,661,752	Sep/18	R$8.96	255,556				-255,556	-
2011-2013 Plan – 1st Grant	2,833,595	Aug/17	R$8.84	-				-	-
Total	18,382,816			5,874,690	849,932	-961,258	-1,877,650	-255,556	3,630,158
Average weighted price for the period		R$10.00

Below are the significant data included in the model:

Date of grant	Weighted average base price of shares during the vesting period of the grant	Volatility	Expected useful life of the option	Annual interest rate without risk
2011 Grant	R$8.84	51.73% p.a	6 years	11.94% p.a
2012 Grant	R$8.96	50.46% p.a	6 years	8.89% p.a
2013 Grant	R$8.13	48.45% p.a	6 years	10.66% p.a
2014 Grant	R$13.42	44.60% p.a	6 years	10.66% p.a
2015 Grant	R$8.45	35.50% p.a	6 years	16.10% p.a
2016 Grant	R$8.10	36.70% p.a	6 years	11.73% p.a
2018 Grant	R$14.41	NA	3 years	NA

The Base Share Price was calculated using the weighted prices of the shares of TIM Participações, during the following periods:

•

2011-2013 Plan – 1st Grant - Volume traded and the trading price of the shares in TIM Participações in the 30 day period prior to July 20, 2011 (the date when the Board of Directors of TIM Participações approved the benefit).

•

2011-2013 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the period JJuly 1, 2012 to August 31, 2012.

•

2011-2013 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding July 20, 2013.

•

2014-2016 Plan– 1st Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2014).

•

2014-2016 Plan– 2nd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors of TIM Participações (September 29, 2015).

•

2014-2016 Plan– 3rd Grant - Volume traded and the trading price of TIM Participações shares during the 30 day period preceding the date determined by the Board of Directors (September 29, 2016).

•

2018-2020 Plan – 1st Grant - Volume traded and the trading price of TIM Participações shares during the period from March 1, 2018 to March 31, 2018.

Using the accruals basis of accounting, the expenses related to the long term benefit plan are being accounted for on a monthly basis and, at the end of the period, totaled R$426 as at September 30, 2018.

27.

Net Operating Revenue

Revenue from services rendered

The principal service revenue derive from monthly subscription, the provision of separate voice, SMS and data services, and user packages combining these services, roaming charges and interconnection revenue. The revenue is recognized as the services are used, net of sales taxes and discounts granted on services. These revenue is recognized only when the amount of services rendered can be estimated reliably.

The revenue is recognized monthly based on invoicing, and billable revenue between the billing date and the end of the month (unbilled) are identified, processed and recognized in the month in which the service was rendered. Calculations of unbilled revenue from the previous month are reversed out and unbilled amounts are calculated at each month end, considering the revenue billed in the previous month.

Interconnection traffic and roaming revenue are recorded separately, without offsetting the amounts owed to other telecom operators (the latter are accounted for as operating costs).

The minutes not used by customers and/or reload credits in the possession of commercial partners regarding the prepaid service system are recorded as deferred revenue and allocated to income when these services are actually used by customers.

Revenue from product sales

Revenue from product sales (telephones, mini-modems, tablets and other equipment) are recognized when the significant risks and benefits of the ownership of such products are transferred to the buyer.

Agreements closed with customers combining services and products

The Company offers loyal customers commercial packages combining cell phone devices and fixed or mobile telephony services, giving discounts on the devices and/or on services. In these cases, individual agreements are identified, performance obligations and transaction prices, allocating the total transaction price according to the individual selling price of each obligation. Revenue from services and products is recognized when each of the performance obligations provided for in the agreement with the customer is met, that is, when the customer holds control over the asset.

For further details about the application of standard IFRS/CPC47, see 2.f.

	Consolidated
	09/2018	09/2017

Net operating revenue	12,524,007	11,977,127

Gross operating revenue	17,807,266	16,743,525

Service revenue	17,000,861	15,863,004
Service revenue – Mobile	15,888,980	14,925,663
Service revenue - Landline	1,111,881	937,341

Goods sold	806,405	880,521

Deductions from gross revenue	(5,283,259)	(4,766,398)
Taxes	(3,847,491)	(3,779,781)
Discounts given	(1,425,532)	(969,800)
Returns and other	(10,236)	(16,817)

Operating costs and expenses

	Consolidated
	06/2018				06/2017
	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total	Cost of services provided and goods sold (*)	Selling expenses	General and administrative expenses	Total
	(5,735,613)	(3,710,797)	(1,159,056)	(10,605,466)	(6,003,742)	(3,434,884)	(1,055,259)	(10,493,885)
Personnel	(29,189)	(468,947)	(237,258)	(735,394)	(34,185)	(438,849)	(221,216)	(694,250)
Third party services	(377,359)	(1,629,194)	(327,153)	(2,333,706)	(407,434)	(1,561,742)	(314,935)	(2,284,111)
Interconnection and means of connection	(1,923,382)	-	-	(1,923,382)	(1,988,890)	-	-	(1,988,890)
Depreciation and amortization	(2,315,598)	(123,673)	(497,229)	(2,936,500)	(2,434,164)	(117,140)	(422,643)	(2,973,947)
Taxes, fees and contributions	(24,926)	(645,839)	(13,532)	(684,297)	(26,833)	(681,156)	(8,746)	(716,735)
Rent and insurance	(445,598)	(96,007)	(48,741)	(590,346)	(476,334)	(67,549)	(49,989)	(593,872)
Cost of goods sold	(616,398)	-	-	(616,398)	(634,104)	-	-	(634,104)
Publicity and advertising	-	(336,658)	-	(336,658)	-	(313,367)	-	(313,367)
Losses on doubtful accounts	-	(395,511)	-	(395,511)	-	(238,962)	-	(238,962)
Other	(3,163)	(14,968)	(35,143)	(53,274)	(1,798)	(16,119)	(37,730)	(55,647)

	Parent Company
	09/2018				09/2017
	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total	Cost of services provided and goods sold	Selling expenses	General and Administrative Expenses	Total
	-	-	(24,611)	(24,611)	-	-	(19,940)	(19,940)
Personnel	-	-	(21,165)	(21,165)	-	-	(14,313)	(14,313)
Third party services	-	-	(2,837)	(2,837)	-	-	(4,999)	(4,999)
Rent and insurance	-	-	(12)	(12)	-	-	(361)	(361)
Taxes, fees and contributions	-	-	(213)	(213)	-	-	(216)	(216)
Other	-	-	(384)	(384)	-	-	(51)	(51)

The Company and its subsidiaries analyzed the accounting best practice applicable to their activities, resulting in the following reclassifications based on a comparison of the information disclosed. Reclassification of “Amortization of authorization” from “Other operating expenses” to “Costs with services provided,” in the amount of R$251,141 in the period ended September 30, 2018 (R$187,153 in 2017).

The Company and its subsidiaries contribute to public and private pension insurance plans in a mandatory, contractual or voluntary manner during the time when the employee is working at the Company and its subsidiaries. These plans do not originate any additional obligation for the Company. When the employee leaves the Company or its subsidiaries during the period required for entitlement to receive the contributions made by the sponsors, the amounts to which the employee ceased to be entitled, and that may represent a reduction in future contributions of the Company and its subsidiaries to active employees, or a refund in cash of these amounts, are recorded in assets.

29.

Other income (expenses), net

	Parent Company		Consolidated
	09/2018	09/2017	09/2018	09/2017

	(849)	(208)	(305,392)	(278,984)

Income	-	(2)	109,274	153,297
Subsidy income, net	-	-	19,305	21,744
Fines on telecommunications services	-	-	32,677	31,354
Revenue from disposal of assets (*)	-	(2)	928	2,764
Other income	-	‐	56,364	97,435

Expenses	(849)	(206)	(414,666)	(432,281)
FUST/FUNTTEL (**)	-	-	(107,520)	(105,864)
Taxes, fees and contributions	-	-	(3,016)	(2,771)
Provision for legal and administrative proceedings, net	(836)	(113)	(278,235)	(301,357)
Expenses involving the disposal of assets (*)	-	-	(3,328)	(3,412)
Other expenses	(13)	(93)	(22,567)	(18,877)

(*) Expenses incurred with contributions on several telecommunications revenue due to ANATEL, according to the legislation in force.

30.

Financial income

	Parent Company		Consolidated
	09/2018	09/2017	09/2018	09/2017

Financial income	1,353	2,052	308,184	816,973

Interest on financial investments	1,114	1,207	100,560	298,802
Interest received from clients	-	-	27,213	29,213
Swap interest	-	-	12,104	28,243
Interest on leasing	-	-	19,260	18,401
Monetary adjustments	227	839	14,764	27,822
Foreign exchange variations	12	9	116,148	405,653
Other income	-	(3)	18,135	8,839

31.

Financial expenses

	Parent Company		Consolidated
	09/2018	09/2017	09/2018	09/2017

Financial expenses	(55,010)	(2,279)	(787,573)	(1,195,571)
Interest on borrowing and financing	-	‐	(87,632)	(154,917)
Interest paid to suppliers	-	‐	(11,391)	(128)
Interest on taxes and fees	-	(22)	(12,300)	(20,202)
Swap interest	-	-	(27,508)	(76,792)
Interest on leasing	-	-	(199,075)	(197,052)
Monetary adjustment	(50,846)	(303)	(210,800)	(232,731)
Discounts granted	-	-	(24,343)	(32,521)
Foreign exchange variations	(21)	(37)	(114,012)	(407,114)
Other expenses	(4,143)	(1,917)	(100,512)	(74,114)

The exchange variation for the period relates to borrowing and financing and suppliers in foreign currency. Derivative transactions were used to reduce their effects (Note 36).

32. Income tax and social contribution

	Consolidated
	09/2018	09/2017
	779,158	(195,551)
Current tax	(82,382)	(149,829)

Income tax for the period	(137,387)	(168,526)
Social contribution for the period	(48,764)	(62,790)
Tax incentive – SUDENE/SUDAM (*)	103,769	81,487

Deferred income tax and social contribution	866,595	(45,741)
Deferred income tax	640,477	(33,633)
Deferred social contribution	226,118	(12,108)

Provision for Income Tax and Social Contribution Contingencies	(5,055)	19

The reconciliation of income tax and social contribution expenses calculated at the applicable tax rates plus the amounts reflected in the statement of income is set forth below:

	Parent Company		Consolidated
	09/2018	09/2017	09/2018	09/2017
Income before income tax and social contribution	1.916.164	630.109	1.133.760	825.659
Combined tax rate	34%	34%	34%	34%
Combined tax rate on income tax and social contribution	(651.496)	(214.237)	(385.478)	(280.724)
(Additions)/exclusions:
Unrecognized/recognized tax losses and temporary differences	(8.426)	(6.912)	963.121	32.349
Equity accounting income	678.395	221.164	-	-
Permanent additions and exclusions:
Non-deductible expenses for tax purposes	-	(15)	(16.699)	(12.452)
Financial lease impact	-	-	(15.997)	(26.335)
Tax break referring to the interest on equity allocated	(19.577)	-	159.800	-
Other permanent additions and exclusions	-	-	(3.019)	8.262
SUDENE/SUDAM tax incentive (*)	-	-	103.768	81.490
Other amounts	(2.142)	-	(26.338)	1.859
	648.250	214.237	1.164.636	85.173
Income tax and social contribution recorded in income for the period	(3.246)	-	779.158	(195.551)

(*) As mentioned in Note 25 c.3, for investment subsidies not to be considered within the taxable income, they must be recorded as tax incentive reserves, to be used only to offset losses or increase capital. The subsidiary TIM Celular has tax benefits which comply with these rules.

Earnings per share

(a)

Basic

Basic earnings per share are calculated by dividing income attributable to shareholders of the Company by the weighted average number of shares issued during the period.

	09/2018	09/2017

Income attributable to shareholders of the Company	1,912,918	630,109

Weighted average number of common shares issued (thousands)	2,421,080	2,420,434

Basic earnings per share (expressed in R$)	0.79	0.26

(b)

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of shares outstanding to assume the conversion of all dilutive potential shares.

	09/2018	09/2017

Income attributable to shareholders of the Company	1,912,918	630,109

Weighted average number of common shares issued (thousands)	2,421,883	2,420,739

Diluted earnings per share (expressed in R$)	0.79	0.26

The calculation of the diluted earnings per share considered 815 thousand shares (229 thousand shares in 2017) related to the Granting of Plan 2011-2013, and granting of the 2014-2016 Plan, as mentioned in Note 26.

Transactions with Telecom Italia Group

The consolidated balances of transactions with companies of the Telecom Italia Group are as follow:

	Assets
	09/2018	12/2017
Telecom Italia Sparkle (1)	2,265	1,416
TI Sparkle (4)	717	1,544
TIM Brasil (6)	13,924	13,619
Grupo Havas (8)	29,817	115,840
Other	850	709
Total	47,573	133,128

	Liabilities
	09/2018	12/2017

Telecom Italia S.p.A. (2)	55,524	35,288
Telecom Italia Sparkle (1)	12,630	10,686
TI Sparkle (4)	4,403	9,223
TIM Brasil	4,907	4,903
Vivendi Group (7)	4,743	6,430
Gruppo Havas (8)	35,120	29,008
Other	107	107
Total	117,434	95,645

	Revenue
	09/2018	09/2017

Telecom Italia S.p.A. (2)	442	502
Telecom Italia Sparkle (1)	804	4,113
TI Sparkle (4)	4,069	688
Total	5,315	5,303

	Costs/Expenses
	09/2018	09/2017

Telecom Italia S.p.A. (2)	36,752	3,096
Telecom Italia Sparkle (1)	22,685	24,009
TI Sparkle (4)	14,144	23,034
Generali (5)	-	3,254
Vivendi Group (7)	9,355	8,999
Gruppo Havas (8)	245,132	88,642
Italtel (3)	-	3,103
Total	328,068	154,137

(1)

These amounts refer to roaming, VAS, assignment of means and international voice data - wholesale.

(2)

These amounts refer to international roaming, technical post-sales assistance and VAS.

(3)

The amounts refer to the development and maintenance of software used for invoicing for telecommunications services.

(4)

The amounts refer to the leasing of links and EILD, lease of means (submarine cables) and signaling services.

(5)

The amounts refer to insurance coverage taken out for operating risks, civil liability and health insurance, among others.

(6)

The amounts refer mainly to judicial deposits related to labor proceedings.

(7)

The amounts refer to VAS.

(8)

The amounts refer to publicity services.

The balance sheet account balances are recorded in the following groups: trade accounts receivable, prepaid expenses, suppliers and other current assets and liabilities.

Management Remuneration

Key Management personnel includes the statutory officers and the Board of Directors. The compensation of key Management personnel for services rendered is shown below:

	09/2018	09/2017

Salaries and other short term benefits	24,581	14,769
Share-based payments	5,331	3,158
	29,912	17,927

Financial instruments and risk management

The financial instruments registered by the Company and its subsidiaries include derivatives, which are financial liabilities measured at fair value through profit or loss. At each balance sheet date they are measured at their fair value. Interest, monetary adjustments, exchange variations and variations arising from measurement at fair value, where applicable, are recognized to income as they are incurred, under financial income or expenses.

Derivatives are initially recognized at fair value as at the date of the derivative agreement and subsequently revised to fair value. The method used to recognize any gain or loss depends on whether or not the derivative is assigned as a hedge instrument in cases where hedge accounting is adopted.

Through its subsidiaries, the Company performs non-speculative derivative transactions, to: i) reduce the exchange variation risks, and ii) manage exposure to the interest risks involved. The Company’s derivative financial transactions consist specifically of swap contracts and US Dollar stock options intended to reduce foreign exchange exposure risks on business contracts.

The Company’s financial instruments are presented, through its subsidiaries, in compliance with IFRS 9/CPC 48.

The major risk factors to which the Company and its subsidiaries are exposed are as follow:

(i) Exchange variation risks

Exchange variation risks refer to the possibility of subsidiaries incurring: i) losses on unfavorable exchange rate fluctuations, which would increase the outstanding balances of borrowing and financing taken in the market along with the related costs expenses, or ii) an increase in the cost of commercial agreements affected by exchange variations. In order to reduce this kind of risk, the subsidiaries enter into swap contracts with financial institutions for the purpose of avoiding the impact of foreign exchange fluctuations on the financial result, and trade agreements containing sections that provide for foreign exchange bands with the purpose of partially reducing exchange rate risks, or US Dollar stock options intended to reduce foreign exchange exposure risks in business contracts.

As at September 30, 2018, the borrowing and financing of the subsidiaries indexed to foreign currency were fully hedged by swap contracts in terms of time and amount. Any gains or losses arising from these swap contracts are recorded in the results of the subsidiaries.

Besides the risks mentioned above, no other significant financial assets and liabilities are indexed to foreign currencies.

(ii) Interest rate risks

Interest rate risks relate to:

- The possibility of variations in the fair value of TJLP-indexed financing taken by the subsidiary TIM Celular, when these rates are not proportional to the Interbank Deposit Certificate (“CDI”) rate. As at September 30, 2018, the subsidiary TIM Celular has no swap transactions linked to the TJLP.

- The possibility of unfavorable changes in interest rates would result in higher finance costs for the subsidiaries due to the indebtedness and the obligations assumed by the subsidiaries under the swap contracts indexed to floating interest rates (CDI percentage). However, as at September 30, 2018, the subsidiaries’ financial funds were invested in CDIs and this considerably reduces this risk.

(iii) Credit risk inherent to providing services

The risk involves the possibility of the subsidiaries factoring in losses arising from the inability of subscribers to pay the invoiced amounts. To keep this risk to a minimum, the subsidiaries undertake preventive credit analyses of all orders placed by the sales areas while monitoring the accounts receivable from subscribers, blocking their ability to use the services, among other actions, in the event that the customers do not pay their debts. There are no customers contributing more than 10% of the net accounts receivable as at September 30, 2018 and December 31, 2017 or revenue from services rendered.

(iv) Credit risk inherent to sales of handsets and prepaid phone cards

The policy of the subsidiaries regarding the sale of handsets and the distribution of prepaid phone cards is directly related to the levels of credit risk accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, monitoring loan conditions, positions and order limits established for the traders and the constitution of real guarantees are among the procedures adopted by the subsidiaries to reduce possible problems in collecting from their commercial partners. There are no customers who contributed to more than 10% of net trade accounts receivable in the nine month period ended September 30, 2018 and 2017. There is one customer who contributed 11% of the net receivables from the sale of goods as at September 30, 2018.

(v) Liquidity Risk

- Liquidity risk arises from the need for cash to meet the obligations. The Company structures the maturity dates of its non-derivative financial instruments and of its respective derivative financial instruments so as not to affect liquidity.

- The Company’s liquidity and cash flow management is performed on a daily basis in order to ensure that the operating cash generation and prior funding, whenever necessary, are sufficient to maintain its schedule of operational and financial commitments.

- All financial investments of the Company have daily liquidity, and Management may, in specific cases: i) review the dividend payment policy, ii) issue new shares, and/or iii) sell assets in order to improve liquidity.

(vi) Financial credit risk

The cash flow estimate is made and aggregated by the finance and treasury department of the Company. This department monitors the continuous liquidity requirements estimate to ensure that the Company has sufficient cash to meet its operating needs. This estimate takes into account investment plans, debt financing, compliance with contractual clauses, compliance with internal goals and, if applicable, compliance with regulatory, external or legal requirements.

This risk relates to the possibility of the Company and its subsidiaries incurring losses due to difficulties in realizing their short term investments and swap contracts due to bankruptcy of the counterparties. The subsidiaries minimize the risk associated with these financial instruments by operating only with sound financial institutions, and adopting policies that establish maximum risk concentration levels per institution.

Fair value of derivative financial instruments

The consolidated derivative financial instruments are shown as follow:

	09/2018				12/2017
	Assets	Liabilities	Net	Assets	Liabilities	Net

Transactions involving derivatives	138,235	(10,406)	127,829	80,790	(32,463)	48,327

Current portion	86,474	(4,866)	81,608	53,875	(14,044)	39,831
Non-current portion	51,761	(5,540)	46,221	26,915	(18,419)	8,496

The consolidated financial derivative instruments with long term maturities as at September 30, 2018 are as follow:

	Assets	Liabilities
2019	13,046	426
2020	9,903	852
2021	7,785	852
2022 onwards	21,027	3,410
	51,761	5,540

In August 2018, the Company decided to purchase US$100 million in US Dollar call options in order to reduce the effects of foreign exchange variations on business contracts. The premium then paid amounted to R$11.7 million, as shown in the table above, together with the existing swap transactions.

Non-derivative financial liabilities mainly represent suppliers, dividends payable and other obligations maturing in the next 12 months, except for borrowing and financing and financial lease, whose nominal payment flows are disclosed in Notes 20 and 16.

Consolidated financial assets and liabilities valued at fair value:

09/2018
	Level 1	Level 2	Total
Total Assets	595,973	138,235	734,208
Financial assets valued at fair value	595,973	138,235	734,208
Derivatives used for hedging purposes	-	138,235	138,235
Securities	595,973	-	595,973
Total Liabilities	-	10,406	10,406
Financial liabilities valued at fair value through profit or loss	-	10,406	10,406
Derivatives used for hedging purposes	-	10,406	10,406

12/2017
	Level 1	Level 2	Total
Total Assets	765,614	80,790	846,404
Financial assets valued at fair value	765,614	80,790	846,404
Derivatives used for hedging purposes	-	80,790	80,790
Securities	765,614	-	765,614
Total Liabilities	-	32,463	32,463
Financial liabilities valued at fair value through profit or loss	-	32,463	32,463
Derivatives used for hedging purposes	-	32,463	32,463

The fair value of financial instruments traded on active markets is based on quoted market prices as at the balance sheet date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are included in Level 1. The instruments included in Level 1 are mainly comprised of investments in Bank Deposit Certificates (“CDBs”) and Repurchases (“Repos”) classified as trading securities.

The fair value of financial instruments that are not traded on an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximize the use of observable market data where available, and rely to the minimum extent possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•

Quoted market prices or financial institutions quotes or dealer quotes for similar instruments.

•

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flow based on observable yield curves.

•

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

The fair values of derivative financial instruments of the subsidiaries were determined based on the future cash flow (asset and liability position), taking into account the contracted conditions and bringing this flow to its present value by means of the discounted future interest rates disclosed in the market. The fair values were estimated at a specific time, based on the information available and on the Company’s own valuation methodologies.

Financial instruments by category

The Company’s financial instruments by category can be summarized as follow:

September 30, 2018
	Measured at amortized cost	Fair value through profit or loss	Total

Assets, per balance sheet	5,049,009	737,069	5,786,078
Derivative financial instruments	-	138,235	138,235
Trade accounts receivable and other accounts receivable, excluding prepayments	2,787,324	-	2,787,324
Marketable securities	-	598,834	598,834
Cash and cash equivalents	653,309	-	653,309
Leasing	207,446	-	207,446
Judicial deposits	1,348,527	-	1,348,527
Other assets to offset	52,403	-	52,403

	Measured at amortized cost	Fair value through profit or loss	Total

	7,658,432	10,406	7,668,838
Liabilities per balance sheet
Borrowing and financing	2,328,963	‐	2,328,963
Derivative financial instruments	‐	10,406	10,406
Suppliers and other obligations, excluding legal obligations	3,162,932	‐	3,162,932
Leasing	1,920,215	‐	1,920,215
Dividends payable	246,322	‐	246,322

December 31, 2017

	Measured at amortized cost	Fair value through profit or loss	Total
Assets per balance sheet	7,168,262	849,401	8,017,660

	Derivative financial instruments	-	80,790	80,790
	Trade accounts receivable and other accounts receivable, excluding prepayments	2,567,066	-	2,567,066
	Marketable securities	-	768,611	768,611
	Cash and cash equivalents	2,960,718	-	2,960,718
	Leasing	205,331	-	205,331
	Judicial deposits	1,366,576	-	1,366,576
	Other assets to offset	68,571	-	68,571

	Measured at amortized cost		Fair value through profit or loss	Total

	10,708,264		32,463	10,740,727

Liabilities per balance sheet	-		-	-
Borrowing and financings	4,690,944		-	4,690,944
Derivative financial instruments	-		32,463	32,463
Suppliers and other obligations, excluding legal obligations	3,986,557		-	3,986,557
Leasing	1,887,172		-	1,887,172
Dividends payable	143,591		-	143,591

The regular purchases and sales of financial assets are recognized as at the trade date - the date on which the Company undertakes to buy or sell the asset. Investments are initially recognized at fair value. After initial recognition, changes in the fair value are booked in income for the year as finance income and expenses.

Financial risk hedge policy adopted by the Company – Synthesis

The Company’s policy states that mechanisms must be adopted to hedge against financial risks arising from borrowing in foreign currency, so as to manage the exposure to the risks associated with exchange variations.

Derivative financial instruments hedging against exchange variations must be acquired simultaneously with the closing of the debt that gave rise to that exposure. The coverage level for this exchange exposure is 100% of the risk, both in terms of maturity date and amount.

As at September 30, 2018, no types of margins or collateral apply to the Company’s or the subsidiaries’ transactions involving derivative financial instruments.

The criteria for choosing the financial institutions abide by parameters that take into account the rating provided by reliable risk analysis agencies, shareholders’ equity and concentration levels of transactions and funding.

The transactions involving derivative financial instruments entered into by the subsidiaries and outstanding as at September 30, 2018 and December 31, 2017 are shown in the table below:

September 30, 2018

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	SWAP Type	DEBT	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	90,557	90,557	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	426,185	426,185	100%	LIBOR 6M + 0.75% p.a.	83.39% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	161,379	161,379	100%	2.18% p.a.	88.20% of CDI

December 31, 2017

		COUNTERPARTY				% Coverage	AVERAGE SWAP RATE
Currency	Swap type	Debt	SWAP	Total Debt	Total Swap (Asset Side)		Asset Side	Liability Side
USD	LIBOR X DI	KfW	JP Morgan	110,937	110,937	100%	LIBOR 6M + 1.35% p.a.	102.50% of CDI
USD	LIBOR X DI	KFW/ Finnvera	JP Morgan and BOFA	260,522	260,522	100%	100% LIBOR 6M + 0.75% p.a.	80,29% of CDI
USD	PRE X DI	CISCO	Santander and JP Morgan	198,990	198,990	100%	2.18% p.a.	87.62% of CDI

In June 2018, the Company capitalized on the favorable window in the market to close in advance a forward swap transaction. The purpose was to guarantee an attractive cost of 92.59% of the CDI rate for the third tranche of the KfW/Finnvera foreign currency finance agreement. Disbursement took place on September 17, 2018, for a face amount of 40 million US Dollars.

In August 2018, the Company purchased Dollar call options in the amount of US$100 million, with a strike price of R$4.00, in order to reduce the effects of foreign exchange variations on business contracts. The options were divided into nine maturity brackets worth US$11.1 million each (October 2018 to June 2019), and they were purchased for the initial amount of R$11.7 million, taking into account a reference spot price of R$3.7655 upon purchase. Due to the increase in Dollar rates and a reduction in the risk exposure of business contracts, the Company settled the installments maturing in October 2018 and November 2018 in advance, for the price of R$5.6 million, considering a reference spot price of 4.157 at the time of the sale. On September 30, 2018, the book value of the remaining amount was accounted for R$18.4 million – Assets (Us Dollar reference spot price of R$4.0039).

Position showing the sensitivity analysis – effect of variations in the fair value of the swaps

In order to identify possible distortions arising from consolidated derivative financial instrument transactions currently outstanding, a sensitivity analysis was carried out taking into account three different scenarios (probable, possible and remote) and their respective impacts on the results, as follow:

Description	09/2018	Probable Scenario	Possible Scenario	Remote Scenario

Debt in USD (Cisco and KFW)	684,143	684,143	811,627	938,312
A) ∆ Aggregate Debt Variation			127,484	254,169
Fair value of the asset side of the swap	684,143	684,143	811,627	938,312
Fair value of the liability side of the swap	(574,506)	(574,506)	(567,230)	(566,160)
Swap result	109,638	109,638	244,397	372,152
B) ∆ Aggregate Swap Variation			134,759	262,514
C) Final result (B-A)			(7,276)	(8,346)

Given the characteristics of the derivative financial instruments of the subsidiaries, our assumptions basically took into account the effects of: i) the variation in the CDI, ii) the variation of the LIBOR rate, and iii) the variation in the US Dollar rate used in the transactions, achieving, respectively, the percentages and quotations indicated below:

Risk variable	Probable scenario	Possible scenario	Remote scenario
	(current)
CDI	6.39%	7.99%	9.59%
LIBOR	2.60388%	3.2549%	3.9058%
USD	4.0039	5.0049	6.0059

As the subsidiaries hold derivative financial instruments to hedge their respective financial debt, the variations in the scenarios are monitored from the respective subject of the hedge, thereby showing that the counterpart of the effects involving the exposure created by the swaps will be reflected in the debt. In the case of these transactions, the subsidiaries disclosed the fair value of the subject matter (debt) and the derivative financial instrument of the hedge on separate lines, as shown in the sensitivity analysis position above, so as to reveal the net exposure of its subsidiaries in each of the three scenarios mentioned.

Attention is drawn to the fact that the sole purpose of the transactions entered into by the subsidiaries involving derivative financial transactions is to protect their balance sheet positions. Therefore, any improvement or deterioration in their respective market values will represent an inverse movement in the corresponding installments of the financial debt contracted, which is the subject matter of the subsidiaries’ derivative financial instruments.

Sensitivity analyses referring to the derivative financial instruments outstanding as at September 30, 2018 were conducted basically taking into account the assumptions surrounding the variations in market interest rates and the variation of the US Dollar used in the swap agreements. The use of those assumptions in the analyses was exclusively due to the characteristics of the derivative financial instruments, which represent exposure to interest rate and exchange variations only.

Position showing gains and losses with derivatives in the year

09/2018
Net income from USD vs. CDI transactions	82,316

Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns to shareholders and benefits to other stakeholders, in addition to maintaining an optimal capital structure to reduce the cost of capital. In order to maintain or adjust its capital structure the Company can review its policy on paying dividends, returning capital to the shareholders or issuing new share or selling assets to reduce its level of indebtedness, for example.

.

Changes in financial liabilities

Changes in liabilities due to financing activities, such as borrowing and financing, financial leasing and financial instruments are presented below:

	Borrowing and financing	Financial leasing	Derivative financial instruments (assets) liabilities

December 31, 2017	4,690,944	1,887,172	(48,327)
Inflow	166,548	27,947	(24,213)
Financial charges	241,664	199,075	14,846
Foreign exchange rate variations, net	97,694	-	(91,328)
Payments	(2,867,887)	(193.979)	21,193
September 30, 2018	2,328,963	1,920,215	(127,829)

Insurance

The Company and its subsidiaries have a policy for monitoring the risks inherent to their operations. Accordingly, as at September 30, 2018, the Company and its subsidiaries had insurance coverage against operating risks, third party liability and health, among others. The Management of the Company and of its subsidiaries consider that insurance coverage is sufficient to cover eventual losses. The table below shows the main assets, liabilities or interests insured and their respective amounts:

Types	Amounts insured
Operating risks	R$36,901,801
General Third Party Liability - RCG	R$80,000
Vehicles (Executive and Operational Fleets)	R$1,000 for Civil Liability Optional (Property Damages and Personal Injury) and R$100 for Moral Damages.

38.

Commitments

Leases

The Company and its subsidiaries rent equipment and properties under various leases agreements with different maturity dates. Below is a list of minimum rental payments committed under such agreements:

2019	813,984
2020	846,543
2021	880,405
2022	915,621
2023	952,246
4,408,799

39.

Other Material Information

On June 20, 2016, OI S.A., Telemar Norte Leste S.A., OI Móvel S.A., Copart 4 Participações S.A., Copart 5 Participações S.A., Portugal Telecom International Finance B.V. and OI Brasil Holdings Coöperatief U.A. (jointly “OI”), filed for judicial reorganization with the 7th Business Court of Rio de Janeiro. The complaint states that the purpose of the action was to protect OI’s cash and assets while it negotiated a judicial reorganization plan with its creditors, so that it can continue to operate. The judicial reorganization processing was granted by the Court on June 29, 2016.

OI’s judicial reorganization plan was approved by the general meeting of creditors held on December 19, 2017, and ratified by the Court of the judicial reorganization on January 8, 2018. The decision on the approval of the plan has not yet been published in the Official Gazette.

The judicial reorganization plan establishes that the partner supplier creditors will be paid under favorable conditions.

The condition for payment of the listed credits to creditors classified as supplier/partners is as follows:

•

Payment of R$150, 20 days after the termination of the credit payment option; and

•

Payment of the remaining balance with a 10% discount in four annual installments (the first being on December 31, 2019, if the decision on the approval is published in 2018) plus the Reference Rate (“TR”) + 0.5% per annum.

For suppliers classified in the general payment modality, the payment method for the listed credits is as follows:

•

20-year grace period from the publication of the decision on the approval of the judicial reorganization.

•

Repayment of the principal in five annual and successive installments.

•

Payment of TR accumulated in the period only, together with the last installment.

•

Payments to creditors under this modality will be limited to a maximum of R$70 billion, and, if the credits exceed such amount, they will be subject to a pro rata reduction.

On October 16, 2018, the decision on the approval of the agreement entered into between the parties was published, and the credit in favor of TIM was established in the amount of R$15,979.

The relationship between TIM and OI arises principally from regulated interconnection operations and the sharing of infrastructure, which are necessary for both operators. Thus, the net asset position of TIM in relation to the judicial reorganization of OI as at June 20, 2016 is as follows:

Interconnection	14,248
Other commercial relationship of infrastructure sharing	1,677
Total	15,925

On the basis of the information available as at the date of preparation of the quarterly statements, considering the approval of the judicial reorganization plan, TIM’s Management does not expect any significant loss with respect to accounts receivable outstanding with OI as at September 30, 2018.

40. Subsequent events

Termination of the Share Repurchase Program and Approval of New Program

On October 23, 2018, the Board of Directors of the Company approved the termination of the Share Repurchase Program approved in 2017. During this Program, 2,354,685 shares were purchased in order to meet the obligations of the share-based Long Term Incentive plan intended for the Company’s executives.

On the same date, the Board of Directors approved a new program for repurchase of shares issued by the Company to fulfill the exercise of stock options in the scope of the share-based Incentive Plan. The new program provides for the acquisition of up to 377,052 common shares of the Company, without decreasing the capital stock.

Merger of TIM Celular into TIM S.A.

As mentioned in Note 1, on July 25, 2017 the Meeting of the Board of Directors of the Company approved the corporate restructuring of the subsidiaries TIM Celular and TIM S.A. (formerly Intelig) through the merger of TIM S.A. into TIM Celular expected on October 31, 2018. The integration of the operations of the Surviving Company and the Merging Company into a single legal entity is aimed at reducing the operating costs of the companies involved, which will result in synergies and facilitate the achievement of the corporate purpose of the both companies.

As a result of the Merger, all of the operations of the Merging Company will be transferred to the Surviving Company, which will succeed the Merging Company in all its assets, rights and obligations, universally and for all purposes of the law, without any interruption. The Merging Company will as a result cease to exist, regardless of the fact that the Surviving Company may temporarily conduct the operations absorbed from the Merging Company on its behalf until all registrations are formalized and all authorizations obtained in accordance with the applicable legislation.

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

FISCAL COUNCIL’S OPINION

The Members of the Fiscal Council of TIM Participações S.A. ("Company"), in the exercise of their attributions and legal duties, as provided in Article 163 of the Brazilian Corporate Law, conducted a review and analysis of quarterly financial statements, along with the limited review report of PriceWaterhouseCoopers (“PwC”), for the period that ended on September 30th, 2018 and taking into account the information provided by the Company's management and the Independent Auditors, consider the information appropriate for presentation to the Board of Directors of the Company, in accordance to the Brazilian Corporate Law.

Rio de Janeiro, November 6th, 2018.

WALMIR KESSELI Chairman of the Fiscal Council	JOSINO DE ALMEIDA FONSECA Member of the Fiscal Council
ELIAS DE MATOS BRITO Member of the Fiscal Council

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATUTORY OFFICERS’ STATEMENT

Sami Foguel (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil  (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer), and Jaques Horn (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item VI of CVM Instruction 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with the Company’s Financial Statements for the period ended September 30th, 2018.

Rio de Janeiro, November 6th, 2018.

SAMI FOGUEL Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	JAQUES HORN Legal Officer

TIM PARTICIPAÇÕES S.A., AND

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

STATUTORY OFFICERS’ STATEMENT

Sami Foguel (Chief Executive Officer), Adrian Calaza (Chief Financial Officer and Investor Relations Officer), Bruno Mutzenbecher Gentil (Business Support Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Leonardo de Carvalho Capdeville (Chief Technology Officer) and Jaques Horn (Legal Officer), as Statutory Officers of TIM Participações S.A., declare, in accordance with article 25, paragraph 1, item V of CVM Instruction 480 of December 7th, 2009, that they have: reviewed, discussed and agreed with opinions expressed in the Company’s Independent Auditors’ Report on the Company’s Financial  Statements for the period ended September 30th, 2018.

Rio de Janeiro, November 6th, 2018.

SAMI FOGUEL Chief Executive Officer	ADRIAN CALAZA Chief Financial Officer and Investor Relations Officer
MARIO GIRASOLE Regulatory and Institutional Affairs Officer	LEONARDO DE CARVALHO CAPDEVILLE Chief Technology Officer
BRUNO MUTZENBECHER GENTIL Business Support Officer	JAQUES HORN Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: November 6, 2018	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.